As submitted confidentially with the Securities and Exchange Commission on November 20, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number:

Ferguson plc

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Jersey, Channel Islands

(Jurisdiction of incorporation or organization)

1020 Eskdale Road, Winnersh Triangle, Wokingham,

Berkshire, RG41 5TS. United Kingdom

(Address of principal executive offices)

Kevin Murphy

Chief Executive Officer

Ferguson plc

c/o 1020 Eskdale Road, Winnersh Triangle, Wokingham,

Berkshire, RG41 5TS. United Kingdom +44 (0) 118 927 3800

investor@fergusonplc.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Sophia Hudson, P.C.

Aaron M. Schleicher

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary Shares of 10 pence

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of the date of this registration statement, the Registrant had 225,036,173 ordinary shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐  No  ☒

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐  No  ☐

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐  No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer	☐	Non-accelerated filer	☒
			Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:     U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other   ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

We have included in this registration statement the Group’s audited consolidated financial statements as of July 31, 2020 and 2019, and for the years ended July 31, 2020, 2019 and 2018. The Group’s audited consolidated financial statements included herein and the accompanying notes thereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We end our fiscal year on July 31. References to fiscal 2020, fiscal 2019 and fiscal 2018 refer to the years ended July 31, 2020, 2019 and 2018, respectively.

Segments

As of July 31, 2020, the Group has three reportable segments: United States of America (“United States”), United Kingdom and Canada. The Group’s reportable segments are established on the basis of the operating businesses overseen by distinct divisional management teams responsible for their performance. These operating businesses are managed on a geographical basis and are regularly reviewed by the chief operating decision maker in deciding how to allocate resources and assess the performance of the businesses. All reportable segments derive their revenue from a single business activity, the distribution of plumbing and heating products. Revenue is attributed to a country based on the location of the Group company reporting the revenue. For the years ended July 31, 2019 and 2018, Canada and Central Europe were combined and disclosed as Canada and Central Europe as individually they did not meet the operating segments quantitative thresholds set out in IFRS 8 “Operating Segments.” References to Canada for fiscal 2019 and 2018 refer to Canada and Central Europe.

On January 30, 2019, the Group disposed of Wasco (its Netherlands B2B business), which was the last of its Central European businesses. Due to its size, Wasco does not meet the criteria in IFRS 5 to be classified as a discontinued operation and is therefore included in the results of the continuing operations for all periods presented in this registration statement through the date of disposition. In addition, on September 3, 2019, the Group announced its intention to demerge its operations in the United Kingdom, subject to shareholder approval. However, the timing of this transaction remains uncertain in the current economic environment and, consequently, the Group is assessing other separation options in parallel to facilitate the exit of its United Kingdom operations. Following such demerger or other separation transaction, the Group will operate two segments: United States and Canada.

Certain References

References in this registration statement to “Ferguson,” “Group,” “we,” “us” and “our” each refer to Ferguson plc and its subsidiaries. References to the “Company” are to Ferguson plc.

FORWARD-LOOKING STATEMENTS

Certain information included in this registration statement is forward-looking and involves risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Forward-looking statements cover all matters which are not historical facts and include, without limitation, our future operating or financial results, global and regional economic and political conditions, our financial condition and liquidity, including our ability to repay our indebtedness and obtain financing in the future to fund capital expenditures and other general corporate activities, legal or regulatory development changes, and other statements concerning the success of our business and strategies.

Forward-looking statements can be identified by the use of forward looking terminology, including terms such as “believes,” “estimates,” “anticipates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “goal,” “target,” “aim,” “may,” “will,” “would,” “could” or “should” or, in each case, their negative or other variations or comparable terminology. Forward-looking statements are not guarantees of future performance. All forward-looking statements in this registration statement are based upon information known to us on the date of this registration statement. Accordingly, no assurance can be given that any particular expectation will be met and readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates. Although we believe that the forward-looking statements contained in this registration statement are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to:

•	weakness in the economy, market trends, uncertainty and other conditions in the markets, for example caused by the COVID-19 virus pandemic, potential tariffs or a global trade war;

•

decreased demand for our products as a result of operating in highly competitive industries and the impact of declines in the residential and non-residential repair, maintenance and improvement (“RMI”) markets as well as the new construction market;

•	failure to rapidly identify or effectively respond to consumer wants, expectations or trends;

•	a failure of a key information technology system or process as well as exposure to fraud or theft resulting from payment-related risks;

•	privacy and protection of user data failures;

•

fluctuations in foreign currency and inflation, fluctuating commodity prices, unexpected product shortages as well as ineffectiveness of or disruption to our domestic or international supply chain or the fulfillment network;

•	inherent risks associated with acquisitions, partnerships, joint ventures, demergers and other business combinations or strategic transactions and unsuccessful execution of our operational strategies;

•	regulatory, product liability and reputational risks and the failure to achieve and maintain a high level of product quality as a result of our suppliers’ or manufacturers’ mistakes or inefficiencies;

•	exposure of associates, contractors, customers, suppliers and other individuals to health and safety risks;

•	legal proceedings as well as failure to comply with domestic and foreign laws and regulations or the occurrence of unforeseen developments such as litigation;

•	failure to attract, retain and motivate key associates;

•	changes in, or interpretations of, tax legislation in the United States, the United Kingdom, Switzerland or Canada;

•	inability to renew leases on favorable terms or at all as well as any obligation under the applicable lease;

•	funding risks related to our defined benefit pension schemes; and

•	our indebtedness and changes in our credit ratings and outlook.

Additionally, forward-looking statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Other than in accordance with our legal or regulatory obligations, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

A	Directors and Senior Management

Directors

The following table sets forth the names and positions of the members of our Board as of the date of this registration statement. The business address of all directors is: 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire. RG41 5TS. United Kingdom.

Name	Position
Geoff Drabble	Chairman
Kevin Murphy	Group Chief Executive and Executive Director
Bill Brundage	Group Chief Financial Officer and Executive Director
Alan Murray	Senior Independent Non-Executive Director
Tessa Bamford	Independent Non-Executive Director
Cathy Halligan	Independent Non-Executive Director
Tom Schmitt	Independent Non-Executive Director
Nadia Shouraboura	Independent Non-Executive Director
Jacky Simmonds	Independent Non-Executive Director

Senior Management

The following table sets forth the names and positions of members of our senior management team as of the date of this registration statement. The business address for all members of senior management is: 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire. RG41 5TS. United Kingdom.

Name	Position
Kevin Murphy	Group Chief Executive
Bill Brundage	Group Chief Financial Officer
Ian Graham	Group General Counsel
Sammie Long	Chief Human Resources Officer
Mike Sajor	Group Chief Information Officer

B	Advisors

Our external legal advisers are Kirkland & Ellis LLP, Freshfields Bruckhaus Deringer LLP and Carey Olsen Jersey LLP.

Kirkland & Ellis LLP’s address is 601 Lexington Ave, New York, NY 10022.

Freshfields Bruckhaus Deringer LLP’s address is 100 Bishopsgate, London EC2P 2SR, United Kingdom.

Carey Olsen Jersey LLP’s address is 47 Esplanade, St. Helier, Jersey JE1 0BD, Channel Islands.

C	Auditors

The Group’s auditor is Deloitte LLP (“Deloitte”), with its registered office at 1 New Street Square, London EC4A 3HQ, United Kingdom. Deloitte is an independent registered public accounting firm, registered with the Public Company Accounting Oversight Board (United States).

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A	Selected Financial Data

The following tables present selected historical financial data for the Group. The balance sheet financial data as at July 31, 2020 and 2019, and the income statement financial data for the years ended July 31, 2020, 2019 and 2018, in each case as set forth below, has been derived from the Group’s audited consolidated financial statements included by reference in this registration statement. The balance sheet financial data as at July 31, 2018, as set forth below, has been derived from the Group’s unaudited consolidated financial statements, not included in this registration statement and have been prepared on the same basis as our audited consolidated financial statements. The financial data as at and for the years ended July 31, 2017 and 2016, as set forth below, has been derived from the Group’s unaudited accounting records not included in this registration statement.

Income Statement

	Year ended July 31,
	2020	2019	2018	Restated(1) 2017	Restated(1) 2016
	$ millions (except per share amounts)
Revenue	21,819	22,010	20,752	19,284	18,325
Operating profit	1,422	1,402	1,360	1,478	1,050
Profit from continuing operations	954	1,061	841	1,053	672

Profit for the year attributable to shareholders of the Company	961	1,108	1,267	920	831

Basic earnings per share from continuing operations	4.24	4.61	3.42	4.19	2.65
Diluted earnings per share from continuing operations(2)	4.20	4.58	3.40	4.16	2.63
Basic earnings per share from continuing and discontinued operations	4.28	4.81	5.16	3.66	3.28
Diluted earnings per share from continuing and discontinued operations	4.24	4.78	5.12	3.64	3.26
Weighted average number of ordinary shares, in millions	224.8	230.2	245.7	251.3	253.5
Diluted weighted average number of ordinary shares, in millions(2)	226.9	231.9	247.5	253.1	255.1
Ordinary dividend per share	2.08	2.08	1.89	1.56	1.32

Balance Sheet

	Year ended July 31,
	2020	2019	2018	Restated(1) 2017	Restated(1) 2016
	$ millions
Total assets	13,456	11,386	10,149	12,557	10,781
Net assets	4,371	4,350	4,057	4,540	3,837
Working capital(3)	3,308	3,013	2,437	2,301	2,169
Equity attributable to shareholders of the Company	4,371	4,350	4,058	4,543	3,840

(1)	The financial data as at and for the years ended July 31, 2017 and 2016 have been restated as a result of a change in the Group’s presentation currency from pounds sterling to U.S. dollars.
(2)

The weighted average number of ordinary shares in issue during the year, excluding those held by Employee Benefit Trusts and those held by the Company as Treasury Shares. Adjusted for the impact of all potentially dilutive share options on weighted average number of ordinary shares.

(3)	Working capital is defined as current assets less current liabilities.

B	Capitalization and Indebtedness

The following table presents the Group’s cash and cash equivalents and capitalization as at July 31, 2020.

At July 31, 2020
$ millions
Cash and cash equivalents(1)	2,115
Borrowings:
Bank loans and overdrafts(2)	3,166
Total borrowings	3,166
Equity:
Share capital	30
Share premium	9
Reserves	4,332
Total Equity	4,371
Total capitalization	7,537

(1)	Cash and cash equivalents at October 31, 2020 was $3,212 million.
(2)	Bank loans and overdrafts at October 31, 2020 was $4,115 million.

Except as indicated above regarding cash and cash equivalents and bank loans and overdrafts, no material changes have occurred to the Group’s cash and cash equivalents and capitalizations since July 31, 2020.

C	Reasons for the Offer and Use of Proceeds

Not applicable.

D	Risk Factors

In addition to the other information contained in this registration statement, you should carefully consider the following risk factors before investing in our ordinary shares. The risks and uncertainties we describe below are not the only ones we face. Additional risks and uncertainties of which we are not aware or that we currently believe are immaterial may also adversely affect the business, financial condition and results of operations of the Group. If any of the possible events described below were to occur, the business, financial condition and results of operations of the Group could be materially and adversely affected. If that happens, the market price of our shares could decline, and you could lose all or part of your investment.

This registration statement also contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward looking statements as a result of various factors, including the risks described below and elsewhere in this registration statement.

Risks Relating to Our Business

Weakness in the economy, market trends, uncertainty and other conditions in the markets in which we operate, particularly in the United States, may adversely affect the profitability and financial stability of our customers, and could negatively impact our sales growth and results of operations.

Our financial performance depends significantly on industry trends and general economic conditions, including the state of the residential, commercial, civil/infrastructure and industrial markets, as well as changes in gross domestic product in the geographic markets in which we operate, particularly in the United States where we generated 86% of our revenue for fiscal 2020. Following completion of the planned exit from our United Kingdom operations, our exposure to the United States markets would be even greater. We serve several end-markets in which the demand for our products is sensitive to the construction activity, capital spending and demand for products of our customers. Many of these customers operate in markets that are subject to cyclical fluctuations resulting from market uncertainty, costs of goods sold, currency exchange rates, foreign competition, offshoring of production, oil and natural gas prices, geopolitical developments, wage inflation and a variety of other factors beyond our control. Any of these factors could cause customers to idle or close facilities, delay purchases, reduce production levels or experience reductions in the demand for their own products or services.

Adverse conditions in, or uncertainty about, the markets in which we operate, the economy or the political climate could also adversely impact the customers of our end-markets and their confidence or financial condition, causing them to decide not to purchase our products or delay purchasing decisions or construction contracts, and could also impact their ability to pay for products. Other factors beyond our control, including but not limited to unemployment, mortgage delinquency and foreclosure rates, inventory loss due to theft, interest rate and foreign currency fluctuations, labor and healthcare costs, the availability of financing, the state of the credit markets, including mortgages, home equity loans and consumer credit, changes in tax laws affecting the real estate industry, weather, cyber-based attacks or network security breaches, natural disasters, acts of terrorism, global pandemics, such as the COVID-19 pandemic, and international trade tensions, could have a material adverse effect on our business, financial condition, results of operations and/or prospects.

Any of these events could impair the ability of our customers to make full and timely payments or reduce the volume of products these customers purchase from us and could cause increased pressure on our selling prices and terms of sale. Accordingly, a significant or prolonged slowdown in activity in our relevant markets could negatively impact revenue growth and results of operations. In addition, we may have to close under-performing branches and/or showrooms from time to time as warranted by general economic conditions and/or weakness in the industries in which we operate. Such closures could have a material adverse effect on our business, financial condition, results of operations and/or prospects.

The COVID-19 pandemic has had an adverse impact and, if it is prolonged or intensifies, it could have a material and adverse impact on our business and results of operations.

In December 2019, the COVID-19 virus, commonly known as “coronavirus,” surfaced in Wuhan, China. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The COVID-19 virus has spread from China to many other countries including the United States, Canada and the United Kingdom, with the number of reported cases and related deaths increasing daily and, in many countries, at a very rapid pace.

Many governments, including in the United States, Canada and the United Kingdom, imposed stringent restrictions to seek to mitigate, or slow down, the spread of COVID-19, including restrictions on international and local travel, public gatherings and participation in business meetings, as well as closures of workplaces, schools, and other public sites, and are continuing to encourage “social distancing.” The duration of such measures is highly uncertain, but could be prolonged, and stricter measures may still be put in place or reintroduced in areas where such measures have very recently started to be gradually eased.

The COVID-19 pandemic may negatively impact our supply chain. In China, which is a key market for the sourcing of own-brand products, the government imposed stringent restrictions to businesses in February 2020 to slow down the spread of COVID-19, including restrictions on travel, participation in business meetings and the closure of shops. While the Chinese government has in the interim tentatively permitted some businesses to reopen, ongoing lockdowns in other regions, such as the United States, Canada and the United Kingdom, may continue to negatively impact our supply chain. Furthermore, we are adversely impacted by production lags and low inventory replenishment expectations of manufacturers resulting from the closures and overall economic slowdown, as well as uncertainty of potential future closures due to political pressure or decisions, or if the pandemic does not continue to ease.

The COVID-19 pandemic and related counter-measures have had and may continue to have an adverse effect on the Group’s results of operations. For example, our operations for the second half of fiscal 2020 were affected by the COVID-19 pandemic and the counter measures taken globally. The duration and extent of the counter measures taken in response to the COVID-19 pandemic, especially in the United States, will affect the extent of the future impact on our operating results.

As a result of government measures, the Group was required to close a number of showrooms in the United States, as they did not, in certain states, qualify as providing essential services. In addition, with the continued spread of the COVID-19 virus, we voluntarily closed showrooms in other locations and have moved to virtual consultation with our customers. Our counter locations remain open, as they have been deemed to provide essential services, but we have also shifted to a model where customers submit orders online or via telephone and visit our stores for pick up. In certain locations, we have closed stores due to a decrease in demand, and we have had to shift certain store support operations to remote or virtual. We may deem it appropriate or advisable to take further similar or additional actions in the future. Our distribution centers have not been affected by closures to date, but any change in the approach in respect of the government measures could result in the Group having to close distribution centers as well and could result in a decline of revenue. We re-opened showrooms by mid-June and are allowing customers back into our locations with appropriate protective measures in place as government measures are eased. However, the process of reopening will be a phased approach and implementing social distancing to keep employee and customer density down in our stores and other spaces may adversely affect sales volumes.

The COVID-19 pandemic has also negatively affected our workforce. Due to measures implemented by the Group and the governments in the Group’s most significant markets to protect the health and safety of employees, whom we call associates, some of our associates may in the future become unavailable, which may disrupt our operations. In order to protect our liquidity and cashflow, we have implemented a hiring freeze, a reduction in associate hours, overtime and the use of temporary staff, as well as temporary lay-offs in the worst hit regions in response to the COVID-19 virus. Globally, consumer behavior has also been affected by the COVID-19 virus, resulting in decreased customer demand, delayed payments by customers and increased impairments of receivables.

The spread of COVID-19 also caused us to modify other business practices to preserve our liquidity and cash flow position. For example, we paused current merger and acquisition activity, withdrew the interim dividend due for payment in April 2020 and suspended our $500 million share buyback program announced in February 2020. We have since reinstated our merger and acquisition activity and declared a final dividend for the year ended July 31, 2020 of 208.2 cents, which effectively reinstates the previously withdrawn interim dividend and is in line with last year’s total dividend. However, in light of continued economic uncertainty, the share buyback program remains suspended and will continue to be assessed as we gain further clarity on economic conditions.

In late February 2020, the COVID-19 pandemic caused financial markets globally to experience significant decline and volatility. In March 2020, the COVID-19 pandemic, coupled with a sharp material decline in oil prices, caused financial markets globally to experience further material declines and elevated volatility, signaling a likely economic downturn and adverse impact on Gross Domestic Product (“GDP”), as well as broader economic conditions, including in the United States. There is no assurance that the responses from central banks (which include reductions in interest rates and liquidity support) and financial support and fiscal spending by certain governments will be sufficient to support the United States or other economies or that financial markets will return to normal. The effects of the COVID-19 pandemic on the financial markets may materially and adversely affect our access to capital, cost of capital and credit ratings. In that event, there is no guarantee that debt or equity financings will be available in the future to fund our obligations, or that they will be available on terms consistent with our expectations.

There is significant uncertainty relating to the potential effect of the COVID-19 pandemic on our business. In addition to the factors mentioned above, the COVID-19 pandemic may also give rise to disruptions to our information technology system, increased cyber-attacks, higher volatility in foreign currency and inflation and changes in relevant tax laws. International travel restrictions imposed in connection with the COVID-19 pandemic may also affect our ability to ensure that we remain tax resident in (or solely in) the United Kingdom. If the Company were to cease to be UK tax resident, this could potentially result in taxes on unrealized gains of the Company, and the possible application of withholding taxes to dividend and interest payments made to the Company from certain of the Group’s subsidiaries. Any of the factors above could have a material adverse effect on the Group’s business, financial condition and results of operations and may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

The industries in which we operate are highly competitive, and changes in competition, including as a result of consolidation, could result in decreased demand for our products and related service offerings and could have a material effect on our sales and profitability.

We face competition in all markets we serve, from manufacturers (including some of our own suppliers) that sell directly to certain segments of the market, wholesale distributors, supply houses, retail enterprises and online businesses that compete with price transparency. In particular, wholesale and distribution businesses in other industry sectors have been disrupted by the arrival of new competitors with lower-cost transactional business models or new technologies to aggregate demand away from incumbents. In the event that one or more online marketplace companies, which in some cases have larger customer bases, greater brand recognition and greater resources than we do, focus resources on competing in our markets, it could have a material adverse effect on our business, financial condition, results of operations and/or prospects. In addition, such competitors may use aggressive pricing and marketing tactics and devote substantially more financial resources to website and system development (as well as to paid search marketing) than we do. It is expected that competition could further intensify in the future as online commerce continues to grow worldwide. Increased competition may result in reduced revenue, lower operating margins, reduced profitability, loss of market share and diminished brand recognition.

The industries in which we operate are also consolidating as customers are increasingly aware of the total costs of fulfillment and of the need to have consistent sources of supply at multiple locations. This consolidation could cause the industries to become more competitive as greater economies of scale are achieved by competitors, or as competitors with new lower cost transactional business models are able to operate with lower prices. Additionally, we have experienced competitive pressure from certain of our suppliers who are now selling their products directly to customers. Suppliers can often sell their products at lower prices and maintain higher gross margins on their product sales than we can. Continued competition from our suppliers may negatively impact our business and results of operations, including through reduced sales, lower operating margins, reduced profitability, loss of market share and diminished brand recognition.

In response to these competitive pressures, among other initiatives, we are applying technology as an important medium for delivering better customer service alongside the supply of our products, and to create dedicated tools to save customers time and money. To this end, we have embedded a dedicated team and increased resources for the purpose of the exploration and incubation of new business models and new technologies, as well as having acquired a number of online businesses over the last several years. However, we may not continue to realize benefits from such investments and such initiatives may not be successful. In addition, failure to effectively execute our strategies, including the development and acquisition of such new business models or technologies, or successfully identify future market and competitive pressures, could have a material adverse effect on revenue and profitability.

We may not rapidly identify or effectively respond to consumer wants, expectations or trends, which could adversely affect our relationship with customers, our reputation, the demand for our products and our market share.

The success of our business depends in part on our ability to identify and respond promptly to evolving trends in demographics, as well as customer wants, preferences and expectations, while also managing appropriate inventory levels and maintaining our focus on delivering an excellent customer experience. For example, our customers are currently facing challenges in the form of a shortage of skilled trade professionals and a need for improved construction productivity. It is also difficult to successfully predict the products and services that customers will require. In addition, each of the primary end-markets we serve has different needs and expectations, many of which evolve as the demographics in a particular market change.

We also need to offer more localized assortments of our products to appeal to needs within each end-market. If we do not successfully evolve and differentiate to meet the individual needs and expectations of, or within, a particular end-market, we may lose market share.

We are continuing to invest in our e-commerce and omni-channel capabilities and other technology solutions, including investments in significant upgrades to our enterprise-wide resource planning systems, to simplify our customer propositions and to optimize the supply chain and branch network to deliver a more efficient business. Our corporate venture capital and strategic partnering arm, Ferguson Ventures, is continuing to help discover, invest in and partner with technology companies and start-ups to, among other things, help address industry problems, including the shortage of skilled trade professionals and the need for improved construction productivity.

The cost and potential problems and interruptions associated with these initiatives could disrupt or reduce the efficiency of our online and in-store operations in the near term, lead to product availability issues and negatively affect our relationship with our customers. Furthermore, accomplishing these initiatives will require a substantial investment in additional information technology associates, and other specialized associates. We may face significant competition in the market for these resources and may not be successful in our hiring efforts. Failure to choose the right investments and implement them in the right manner and at the right pace could adversely affect our relationship with customers, our reputation, the demand for our products and services, and our market share. In addition, our branch and omni-channel initiatives, enhanced supply chain, and new or upgraded information technology systems might not provide the anticipated benefits. It might take longer than expected to realize the anticipated benefits, or the initiatives might fail altogether, each of which could adversely impact our competitive position and our financial condition, results of operations, or cash flows.

We could be adversely impacted by declines in the residential and non-residential RMI markets, as well as the new construction market.

Our end markets focusing on the residential and non-residential RMI and new construction markets are dependent, in part, upon certain macroeconomic trends in these markets. For example, for fiscal 2020, the Group’s businesses operating in the RMI markets in the United States, United Kingdom and Canada generated 59%, 64% and 57% of the total revenue for each segment.

In addition, economic weakness may cause unanticipated shifts in our end-market preferences and purchasing practices and in the business models and strategies of our customers. Such shifts may alter the nature and prices of products demanded by the end consumer, and, in turn, our customers and could adversely affect our operating performance.

Management monitors the activity levels of these markets through various indicators of home improvement and repair spending and commercial/industrial construction spending. For example, one of the indicators we use in the residential RMI market is the Leading Indicator of Remodeling Activity (“LIRA”), which provides a short-term outlook of national home improvement and repair spending to owner-occupied homes in the United States. As a result of the COVID-19 pandemic, LIRA projections for fiscal 2020 have weakened but are still projected to grow modestly. In our commercial and civil/infrastructure markets, management uses the American Institute of Architects Billings Index—Commercial/Industrial (“AIA Billings Index”), which is a leading economic indicator of construction activity and is widely seen as reflecting prospective construction spending. Any score below 50 indicates a decline in the business activity across the architecture profession, whereas an index score above 50 indicates growth. While the AIA Billings Index averaged above 50 throughout fiscal 2019, dipping below 50 in only two months during that year, the index score has dipped below 50 for 8 out of the last 14 months since July 2019, with the most recent reading of 47.0 in September 2020.

A failure of a key information technology system or process could adversely affect the operations of our business.

Technology systems and data are fundamental to the future growth and success of our business. In managing our business, we rely on the integrity and security of, and consistent access, to data from these systems such as sales, customer data, merchandise ordering, inventory replenishment and order fulfillment. A major disruption of the information technology systems and their backup mechanisms may cause us to incur significant costs to repair the systems, experience a critical loss of data and/or result in business interruptions.

For these information technology systems and processes to operate effectively, we or our service providers must periodically maintain and update them. In addition, our systems and the third-party systems on which we rely are subject to damage or interruption from a number of causes, including: power outages; computer and telecommunications failures; computer viruses; security breaches; cyber-attacks, including the use of ransomware; catastrophic events such as fires, floods, earthquakes, tornadoes, or hurricanes; a pandemic outbreak or recurrence; acts of war or terrorism; and design or usage errors by our associates, contractors or third-party service providers. Although we and our third-party service providers seek to maintain our respective systems effectively and to successfully address the risk of compromise of the integrity, security and consistent operations of these systems, such efforts may not be successful.

We rely on data centers and other technologies and services provided by third parties in order to manage our cloud-based infrastructure and operate our business. If any of these services becomes unavailable or otherwise is unable to serve our requirements due to extended outages, interruptions, facility closure, or because it is no longer available on commercially reasonable terms, expenses could increase and our operations could be disrupted or otherwise impacted until appropriate substitute services, if available, are identified, obtained, and implemented.

If we are unable to protect our information systems against data corruption, cyber-attacks or network security breaches, or if we are unable to provide adequate security in the electronic transmission of sensitive data, it could adversely affect the operations of our business.

We may face global cybersecurity threats, which may range from uncoordinated individual attempts to sophisticated and targeted measures, known as advanced persistent threats, directed at us and our customers, suppliers and vendors. Cyber-attacks and security breaches may include, but are not limited to, attempts to access information, computer viruses, denial of service and other electronic security breaches. Cyber-attacks from computer hackers and cyber criminals and other malicious Internet-based activity continue to increase generally, and our services and systems, including the systems of our outsourced service providers, have been and may in the future continue to be the target of various forms of cyber-attacks such as DNS attacks, wireless network attacks, viruses and worms, malicious software, application centric attacks, peer-to-peer attacks, phishing attempts, backdoor trojans and distributed denial of service attacks. The techniques used by computer hackers and cyber criminals to obtain unauthorized access to data or to sabotage computer systems change frequently and generally are not detected until after an incident has occurred.

While we have instituted safeguards for the protection of our information systems and believe we use reputable third-party providers, during the normal course of business, we have experienced and expect to continue to experience attempts to breach our information systems, and we may be unable to protect sensitive data and/or the integrity of our information systems. A cybersecurity incident could be caused by malicious third-parties using sophisticated methods to circumvent firewalls, encryption and other security defenses. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target. Accordingly we may be unable to anticipate these techniques or implement adequate preventative measures.

As a result, we or our service providers could experience errors, interruptions, delays or cessations of service in key portions of our information technology infrastructure, which could significantly disrupt our operations and be costly, time consuming and resource-intensive to remedy. As a result, we could forego revenue or profit margins if we are unable to operate. Furthermore, if critical information systems fail or otherwise become unavailable, our ability to process orders, maintain proper levels of inventories, collect accounts receivable and disburse funds could be adversely affected. Any such interruption of the Group’s information systems could also subject us to additional costs. Loss of customer, supplier, associate or other business information could disrupt operations, damage our reputation and expose us to claims from customers, suppliers, financial institutions, regulators, payment card associations, associates and others, any of which could have a material adverse effect on our business, financial condition, results of operations and/or prospects.

Since the beginning of the COVID-19 pandemic, cyber-attacks targeting companies have increased in frequency, scope and potential harm. Cybercriminals are seeking to use the COVID-19 pandemic for commercial gain by deploying a variety of ransomware and other malware, phishing, using the subject of coronavirus or COVID-19 as a lure, registering new domain names containing wording related to coronavirus or COVID-19, and attacking newly deployed remote access and teleworking infrastructure. The COVID-19 pandemic may also cause an extended period of remote work arrangements which could strain our business continuity plans, introduce operational risk, including but not limited to, cybersecurity risks, and impair our ability to manage our business. As these strategies continue to evolve, we may not be able to successfully protect our operational and information technology systems and platforms against such threats and we may incur significant costs in the attempt to modify or enhance our protective measures or investigate or remediate any vulnerability, which could have a material adverse effect on our liquidity, financial condition and the operating results of our business.

Fluctuating commodity prices, as well as unexpected product shortages, may adversely affect the Group’s business, financial condition and results of operations.

Some of our products contain significant amounts of commodity-priced materials, predominantly plastic, copper and steel, and other components which are subject to price changes based upon fluctuations in the commodities market. To a lesser extent, fluctuations in the price of fuel could affect transportation costs. Volatility in prices has increased in recent months due in part to the impact of the COVID-19 pandemic on the global economy. Our ability to adjust prices in a timely manner to account for such fluctuations may often depend on market conditions, our fixed costs and other factors. In the event circumstances require us to adapt our product prices and operational strategies to reflect fluctuating commodity prices, there can be no assurance that such adaptations will be effective and a failure to successfully adapt could, for example, result in write-downs of inventories which could have a material adverse effect on our business, financial condition, results of operations and/or prospects.

Acquisitions, partnerships, joint ventures, demergers, dispositions and other business combinations or strategic transactions involve a number of inherent risks, any of which could result in the benefits anticipated not being realized and could have an adverse effect on results of operations.

Acquisitions are an important part of our growth model and we regularly consider and enter into strategic transactions, including mergers, acquisitions, investments and other growth, market and geographic expansion strategies, with the expectation that these transactions will result in increases in sales, cost savings, synergies and various other benefits.

During fiscal 2020, 2019 and 2018, we completed a total of 6, 15 and 13 acquisitions respectively. We may not realize any anticipated benefits from such transactions or partnerships, or any future ones, we may be exposed to additional liabilities of any acquired business or joint venture and we may be exposed to litigation in connection with any transaction. Furthermore, we may have trouble identifying suitable acquisition targets in the future. Our ability to deliver the expected benefits from any strategic transactions that we do complete is subject to numerous uncertainties and risks, including our ability to integrate personnel, labor models, financial, supply chain and logistics, IT and other systems successfully; disruption of our ongoing business and distraction of management; hiring additional management and other critical personnel; and increasing the scope, geographic diversity and complexity of our operations.

Effective internal controls are necessary to provide reliable and accurate financial reports, and the integration of businesses may create complexity in our financial systems and internal controls and make them more difficult to manage. Integration of businesses into our internal control system could cause us to fail to meet our financial reporting obligations. Additionally, any impairment of goodwill or other assets acquired in a strategic transaction or charges to earnings associated with any strategic transaction, may materially reduce our profitability. Following integration, an acquired business may not produce the expected margins or cash flows. Our shareholders may react unfavorably to substantial strategic transactions. Furthermore, we may finance these strategic transactions by incurring additional debt or raising equity, which could increase leverage or impact our ability to access capital in the future.

On September 3, 2019, we announced our intention to demerge our operations in the United Kingdom, subject to shareholder approval. The timing of this transaction remains uncertain in the current economic environment and consequently the Board is assessing other separation options in parallel to facilitate the exit of our United Kingdom operations. We may face a variety of risks and uncertainties relating to our planned demerger or other separation transaction, including but not limited to operational and administrative inefficiencies, added costs and diversion of management attention, as well as other resources, which could adversely impact our business, results of operations and prospects.

Execution of our operational strategies could prove unsuccessful, which could have a material adverse effect on our business, financial condition, results of operations and/or prospects.

To achieve our key priorities, we must drive profitable growth across our operational businesses by fulfilling customer wants, capitalizing on attractive growth opportunities and achieving excellent execution. Fulfilling customer wants through differentiated service offerings that support our customers’ projects is a key part of our strategy to drive profitable growth. If service levels were to significantly decrease, customers might purchase from our competitors instead, resulting in reduced revenue, lower operating margins, reduced profitability, loss of market share and/or diminished brand recognition.

Development of our operating model is a key part of driving profitable growth. There is a risk that we are not sufficiently agile in adapting our operating model and therefore cannot adapt to changing customer wants and/or are unable to flex our cost base when required. Any failure to appropriately address some or all of these risks could damage our reputation and have a significant adverse effect on our business.

If our domestic or international supply chain or our fulfillment network for our products is ineffective or disrupted for any reason, or if these operations are subject to trade policy changes, our business, financial condition and results of operations could be adversely affected.

We source, distribute and sell products from domestic and international suppliers, and their ability to reliably and efficiently fulfill our orders is critical to our business success. We purchase from approximately 39,000 suppliers located in various countries around the world.

Financial instability among key suppliers, political instability and labor unrest in source countries or elsewhere in our supply chain, changes in the total costs in our supply chain (also reflecting changes in fuel, labor and currency exchange rates), port labor disputes and security, the outbreak of pandemics, including COVID-19, weather-related events, natural disasters, work stoppages, shipping capacity restraints, changes in trade policy, retaliatory trade restrictions imposed by either the United States, Europe, China or another major source country, tariffs or duties, fluctuations in currency exchange rates and transport availability, capacity and costs are all beyond our control and could negatively impact our business if they seriously disrupted the movement of products through our supply chain or increased their costs. Additionally, as we add fulfillment capabilities or pursue strategies with different fulfillment requirements, our fulfillment network becomes increasingly complex and operating it becomes more challenging. If our fulfillment network does not operate properly or if a supplier fails to deliver on its commitments, we could experience delays in inventory, increased delivery costs or lack of availability, any of which could lead to lower revenue and decreased customer confidence, and adversely affect our results of operations. Furthermore, our existing suppliers may decide to supply products directly to end users that are our existing or potential customers, which would have a detrimental effect on our ability to keep and procure customers, and maintain and win business, thereby having a material adverse effect on our business, financial condition, results of operations and/or prospects.

The recent COVID-19 pandemic has led to work and travel restrictions within, to, and out of a number of countries, resulting in supply chain disruptions and delays. These restrictions and delays, which may expand depending on the progression of the COVID-19 pandemic, have impacted and may continue to impact suppliers and manufacturers of certain of our products. This may make it difficult for our suppliers to source and manufacture products in, and to export our products from, affected areas. As a result, we have faced and may continue to face supply chain disruptions and delays, which could negatively affect our business and financial results. Even if we are able to find alternative sources for such products, they may cost more, which could adversely impact our profitability and financial condition.

If we fail to qualify for supplier rebates or are unable to maintain or adequately renegotiate our rebate arrangements, our results of operations could be materially adversely affected.

Many of our products are purchased pursuant to rebate arrangements that entitle us to receive a rebate based on specified purchases. Some arrangements require us to purchase minimum quantities and result in higher rebates with increased quantities of purchases. These rebates effectively reduce the costs of our products, and we manage our business to take advantage of these programs. Rebate arrangements are subject to renegotiation with our suppliers from time to time. In addition, consolidation of suppliers may result in the reduction or elimination of rebate programs in which we participate. If we are unable to qualify for these rebates, are unable to renew rebate programs on desirable terms, or a supplier materially reduces or stops offering rebates, our costs could materially increase and our gross margins and income could be materially adversely affected.

Fluctuations in foreign currency and inflation may have an adverse effect on reported results of operations.

Our exposure to fluctuations in foreign currency rates results primarily from the translation exposure associated with the preparation of the Group’s financial statements, as well as from transaction exposure associated with transactions in currencies other than an entity’s functional currency. Up until the end of our 2017 fiscal year, the Group reported its results in pounds sterling and its main currency exposure arose on the translation of the U.S. dollar and, to a lesser extent, Canadian dollar earnings into pounds sterling. From the beginning of fiscal 2018 onwards, the Group has presented its audited consolidated financial statements in U.S. dollars and, as the majority of revenue is generated in U.S. dollars, the impact of foreign exchange rate movements has been reduced. For the 2020 fiscal year, we received 86% of our revenue in U.S. dollars and the remaining 14% in other currencies, which we then translated into U.S. dollars for financial reporting purposes.

We are exposed to foreign currency exchange rate risk with respect to the U.S. dollar relative to the local currencies of our international subsidiaries, primarily the Canadian dollar and pounds sterling, arising from transactions in the normal course of business, such as sales and loans to wholly-owned subsidiaries, sales to third-party customers, purchases from suppliers and bank loans and lines of credit denominated in foreign currencies. Following the completion of the planned exit from our United Kingdom operations, our only significant foreign exchange exposure from a revenue perspective will be Canadian dollars. We also have foreign currency exposure to the extent receipts and expenditures are not denominated in the subsidiary’s functional currency, which could impact sales, costs and cash flows. Volatility arising from movements of the value of the U.S. dollar relative to the Canadian dollar and pounds sterling has increased in recent months due in part to the impact of the COVID-19 pandemic on the global economy. Fluctuations in foreign currency exchange rates could affect the Group’s results of operations and impact reported net sales and net earnings.

Our own brand products subject us to certain increased risks such as regulatory, product liability and reputational risks that could have an adverse effect on our business, results of operations and financial condition.

As we expand our own brand product offerings organically and through acquisitions, we may become subject to increased risks due to our greater role in the design, marketing and sale of those products. The risks include greater responsibility to administer and comply with applicable regulatory requirements, increased potential product liability and product recall exposure, and increased potential reputational risks related to the responsible sourcing of those products. To effectively execute on our “own brand” product differentiation strategy, we must also be able to successfully protect our proprietary rights and successfully navigate and avoid claims related to the proprietary rights of third parties. In addition, an increase in sales of our own brand products may adversely affect sales of our suppliers’ products, which in turn could adversely affect our relationships with certain of our suppliers. Any failure to appropriately address some or all of these risks could damage our reputation and have an adverse effect on our business, results of operations, and financial condition.

Failure to achieve and maintain a high level of product quality as a result of our suppliers’ or manufacturers’ mistakes or inefficiencies could damage our reputation and negatively impact our revenue and results of operations.

To continue to be successful, we must continue to preserve, grow and leverage the value of our brand in the marketplace. Reputational value is based in large part on perceptions of subjective qualities. Even an isolated incident, such as a high-profile product recall, or the aggregate effect of individually insignificant incidents, can erode trust and confidence, particularly if such incident or incidents result in adverse publicity, governmental investigations or litigation, and as a result, could tarnish our brand and lead to adverse effects on our business.

In particular, product quality issues as a result of our suppliers’ or manufacturers’ acts or omissions could negatively impact customer confidence in our brands and our products. As we do not have direct control over the quality of the products manufactured or supplied by such third-party suppliers, we are exposed to risks relating to the quality of the products we distribute. If our product offerings do not meet applicable safety standards or customers’ expectations regarding safety or quality, or are alleged to have quality issues or to have caused personal injury or other damage, we could experience lower revenue and increased costs and be exposed to legal, financial and reputational risks, as well as governmental enforcement actions. In addition, actual, potential or perceived product safety concerns could result in costly product recalls.

We seek to enter into contracts with suppliers which provide for indemnification from any costs associated with the provision of defective products. However, there can be no assurance that such contractual rights will be obtained or adequate, or that related indemnification claims will be successfully asserted by us.

The nature of our operations may expose our associates, contractors, customers, suppliers and other individuals to health and safety risks and we may incur property, casualty or other losses not covered by our insurance policies.

The nature of our operations can expose our associates, contractors, customers, suppliers and other individuals to health and safety risks (including potential exposure to COVID-19), which can lead to loss of life or severe injuries. Such risks also include exposure to the potential for litigation from third parties. In the United States, in particular, the risk of litigation is generally higher than in other parts of our business in areas such as workers’ compensation, general employer liability and environmental and asbestos litigation.

For example, as a result of our past business activities, we are exposed, principally through indemnification claims, to various claims related to asbestos, for which we recognized environmental and legal provisions amounting to $72 million on our balance sheet as at July 31, 2020. In future periods, we could be subject to cash costs or non-cash charges to earnings if any of these litigation matters are resolved on unfavorable terms, or if our estimates regarding legal provisions accounting are incorrect. Factors which could cause actual results to differ from these estimates include: (i) increases in the number of, or adverse trends in, asbestos claims filed against any of the Group’s subsidiaries; (ii) increases in the cost of resolving current and future asbestos claims as a result of adverse trends relating to settlement costs, dismissal rates, legal fees and/or judgment sizes; (iii) decreases in the amount of insurance available to cover asbestos claims as a result of adverse changes in the interpretation of insurance policies or the insolvency of insurers; (iv) the emergence of new trends or legal theories that enlarge the scope of potential claimants and/or new procedural mechanisms that facilitate their claims; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on the Group’s subsidiaries under state, federal or national liability laws; (vi) unpredictable aspects of the litigation process; (vii) adverse changes in the mix of asbestos related diseases with respect to which asbestos claims are made against the Group’s subsidiaries; (viii) potential legislative changes; and (ix) changes in the discount rate used to determine the discounted liability.

Although we maintain insurance we believe to be sufficient to cover estimated product liability claims and other types of claims in various jurisdictions, there can be no assurance that such insurance will provide adequate coverage against potential claims. If we do not have adequate contractual indemnification or insurance available, such claims could have a material adverse effect on our business, financial condition, results of operations and/or prospects.

We are and may continue to be involved in legal proceedings in the course of our business, and while we cannot predict the outcomes of those proceedings and other contingencies with certainty, some of these outcomes may adversely impact our business.

We are and may continue to be involved in legal proceedings such as consumer and employment and other litigation that arises from time to time in the course of our business. Litigation is inherently unpredictable, and the outcome of some of these proceedings and other contingencies could require us to take or refrain from taking actions which could adversely impact the business or could result in excessive verdicts. Additionally, involvement in these lawsuits and related inquiries and other proceedings may involve significant expense, divert management’s attention and resources from other matters, and negatively affect our reputation.

Changes in our credit ratings and outlook may reduce access to capital and increase borrowing costs.

The Company’s credit ratings are based on a number of factors, including our financial strength and factors outside of our control, such as conditions affecting our industry generally or the introduction of new rating practices and methodologies. The COVID-19 pandemic could negatively impact our credit ratings and thereby adversely affect our access to capital and cost of capital. We cannot provide assurances that our current credit ratings will remain in effect or that the ratings will not be lowered, suspended or withdrawn entirely by the rating agencies. If rating agencies lower, suspend or withdraw the ratings, the market price or marketability of our securities may be adversely affected. Pressure on the ratings could also arise from higher shareholder payouts or larger acquisitions than we have currently planned that result in increased leverage, or in a deterioration in the metrics used by the rating agencies to assess creditworthiness. In addition, any change in ratings could make it more difficult for the Group to raise capital on acceptable terms, impact the ability to obtain adequate financing and result in higher interest costs on future financings.

In order to compete, we must attract, retain and motivate key associates, and the failure to do so could have an adverse effect on our business, results of operations and financial condition.

We depend on our executive officers and senior management to run our businesses. As the Group develops new business models and new ways of working, it needs to develop suitable skill sets within the organization. Furthermore, as the Group continues to execute strategic change programs, including corporate migrations, it is important that existing skill sets and talent are retained. Failure to do so could delay the execution of strategic change programs, result in loss of institutional knowledge and reduce the Group’s supply of future management skill.

We customarily negotiate employment agreements and non-competition agreements with key personnel of the companies we acquire in order to maintain key customer relationships and manage the transition of the acquired business. The loss of senior management and other key personnel, or the inability to hire and retain qualified replacements, both generally and in connection with the execution of key business strategies, including corporate migrations, could adversely affect the Group’s business, financial condition and/or results of operations.

Furthermore, the Group’s ability to provide high-quality products, advice and services on a timely basis depends, to a significant extent, on having an adequate number of qualified associates, including those in managerial, technical, sales, marketing and support positions. Accordingly, our ability to increase productivity and profitability and support our growth strategies may be limited by our ability to employ, train, motivate and retain skilled personnel, which in turn may be hindered by any present or future restructurings and cost savings initiatives. We face significant competition in attracting and retaining skilled personnel, such as personnel with technical skills, so we may be unsuccessful in attracting and retaining the personnel required to conduct and expand our operations and, in particular, develop our technology and grow our online presence, which could have a negative effect on our business, financial condition, results of operations and/or prospects.

Our workforce constitutes a significant proportion of our cost base. Any inflationary pressures, as well as changes in applicable laws and regulations or other factors resulting in increased labor costs, could have a material adverse effect on our business, financial condition, results of operations and/or prospects.

As a result of the outbreak of the COVID-19 pandemic, several governments around the world have imposed restrictions to help avoid, or slow down, the spread of COVID-19, including restrictions on international and local travel, public gatherings and participation in business meetings, as well as closures of universities, schools, stores and restaurants. These restrictions could negatively impact our workforce. If significant numbers of associates, key personnel and/or senior management become unavailable due to sickness, legal requirements or self-isolation, our operations could be disrupted and materially adversely affected.

We are subject to various risks related to the local and international nature of our business, including domestic and foreign laws, regulations and standards. Failure to comply with such laws and regulations or the occurrence of unforeseen developments such as litigation could adversely affect our business.

Our business operates in the United States, Canada and the United Kingdom and is subject to specific risks of conducting business in different jurisdictions across these countries and other parts of the world, including China, Taiwan, India, Thailand, South Korea and Vietnam. Our business is subject to a wide array of domestic and international laws, regulations and standards in jurisdictions where we operate, including advertising and marketing regulations, anti-bribery and corruption/money laundering laws, anti-competition regulations, data protection (including payment card industry data security standards) and cyber security requirements (including protection of information and incident responses), environmental protection laws, foreign exchange controls and cash repatriation restrictions, government business regulations applicable to us as a government contractor selling to federal, state and local government entities, import and export requirements, intellectual property laws, labor laws, product compliance laws, supplier regulations regarding the sources of supplies or products, tax laws, zoning laws, unclaimed property laws and laws, regulations and standards applicable to other commercial matters. In particular, occupational health and safety or consumer product safety regulation may require that we take appropriate corrective action (including but not limited to product recall) in respect of products that we have distributed. Managing a product recall or other corrective action can be expensive and can divert the attention of management and other personnel for significant time periods. Moreover, we are also subject to audits and inquiries by government agencies in the normal course of business.

Failure to comply with any of these laws, regulations and standards could result in civil, criminal, monetary and non-monetary penalties as well as potential damage to the Company’s reputation. Changes in these laws, regulations and standards, or in their interpretation, could increase the cost of doing business, including, among other factors, as a result of increased investments in technology and the development of new operational processes. Furthermore, while we have implemented policies and procedures designed to facilitate compliance with these laws, regulations and standards, there can be no assurance that associates, contractors or agents will not violate such laws, regulations and standards or our policies. Any product recall or other corrective action may negatively affect customer confidence in the relevant Group member’s products and the Group itself, regardless of whether it is successfully implemented. Any such failure to comply or violation could individually or in the aggregate materially adversely affect our financial condition, results of operations and cash flows.

Regulation in the areas of privacy and protection of user data could harm our business.

In the course of our business, we receive and store a large volume of personal information. This information is increasingly subject to legislation and regulations related to privacy, data protection, and information security in numerous jurisdictions around the world. For example, in the United States, due to the absence of overarching federal law, there is a patchwork of privacy legislation formed by individual state laws. Illustrative of this point is the California Consumer Privacy Act 2018 (the “CCPA”), which came into effect in January 2020 with an enforcement date of July 1, 2020. The CCPA has given California consumers more control over the personal information that businesses collect about them. The law created new data privacy rights for California consumers and requires certain businesses who collect personal information from California consumers to comply with various data protection duties (including certain notice obligations). Businesses that are subject to the CCPA who fail to comply with the CCPA may be subject to class action lawsuits and fines per incident of noncompliance.

Similarly, the European Union’s General Data Protection Regulation (the “GDPR”) came into effect on May 25, 2018. The GDPR seeks to harmonize national data protection laws within the European Union under a single law, which has resulted, and will continue to result, in significantly greater compliance burdens and costs for businesses with an establishment in the European Union, which offer goods or services to European Union data subjects, or which monitor European Union data subjects’ behavior within the European Union. Businesses who infringe the GDPR may face fines of up to €20 million or up to 4% of the annual global revenues of the infringing business, whichever is greater. In the United Kingdom, the GDPR principles on the processing of personal information have been implemented into laws enforceable in the United Kingdom by the Data Protection Act 2018, which became effective in May 2018.

In connection with the United Kingdom’s exit from the European Union on January 31, 2020, referred to as “Brexit,” it is uncertain whether the United Kingdom and the European Union will reach an agreement in relation to their future trading relationship before the expiration of the transition period on December 31, 2020. If the transition period expires without such an agreement being reached, or the European Commission issuing an ‘adequacy decision’ in favor of the United Kingdom, the United Kingdom will be deemed a “third country” for the purposes of European Union data protection law and additional mechanisms may be required to legitimize transfers of personal information from the European Economic Area to the United Kingdom. Brexit is therefore likely to lead to an increase in data protection compliance costs. In addition, on July 16, 2020, the Court of Justice of the European Union, Europe’s highest court, held that the European Union-United States Privacy

Shield, which provided a mechanism for legitimizing the transfer of personal information from the European Union to the United States, is no longer valid. As such, alternative mechanisms for transfer must be relied upon.

These data privacy and data protection laws and regulations are typically intended to protect the privacy of personal information that is collected, processed, and transmitted in or from the governing jurisdiction. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including associate information. While we have invested and continue to invest significant resources to comply with data privacy regulations, including the GPDR and CCPA, many of these regulations are new, complex, and subject to interpretation. Non-compliance with these laws could result in negative publicity, damage to our reputation, penalties, or significant legal liability. We could be adversely affected if legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business.

Changes in, or interpretations of, United States, United Kingdom, Swiss or Canadian tax laws could have a material adverse effect on our business, financial condition, results of operations and/or prospects.

The wider macro political and economic situation is uncertain in many of the territories in which we operate and policy changes could affect our future tax rate. A combination of growing international trade pressures, rising debt levels and the impact of the COVID-19 pandemic is creating economic and political uncertainty which could lead to changes to the prevailing tax regime and adversely impact the Group’s results.

Our future results could also be adversely affected by changes in the effective tax rate as a result of fluctuations in our overall profitability and changes in the mix of earnings in countries with differing statutory tax rates, changes in tax legislation, the results of the examination of previously filed tax returns and continuing assessment of our tax exposures any of which could have a material adverse effect on our business, financial condition, results of operations and/or prospects.

Any future change in taxation legislation or the interpretation of tax legislation in the United States, the United Kingdom, Switzerland or Canada could materially affect our results of operations.

Potential tariffs, a global trade war or United Kingdom’s exit from the European Union could increase the cost of our products, which could adversely impact the competitiveness of our products and our financial results.

Trade tensions between the United States and China on the one hand and between the United Kingdom and the European Union on the other escalated in 2018 generally, and have continued to remain elevated in 2019 and 2020. Between July 2018 and December 2019, the United States government imposed tariffs on a variety of imports from China with rates ranging from 10% to 25% and the Chinese government retaliated with tariffs ranging from 5% to 10% on United States imports. On December 13, 2019, however, the United States and China each confirmed that the two countries had reached a ‘‘Phase One’’ deal in the ongoing trade war, resulting in the signing of economic and trade agreement on December 15, 2019 between the United States and China, which went into effect in January 2020. It remains unclear what additional actions, if any, will be taken by the United States or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the United States, tax policy related to international commerce, or other trade matters. The current United States tariffs on China-origin goods and the related geopolitical uncertainty between the United States and China, which is a key market for the sourcing of our products, and between the United States and the European Union, have caused, and may continue to cause, our product costs to increase, which could have a material adverse effect on our competitiveness of our products and our business, liquidity, financial condition and results of operations. The November 2020 United States Presidential elections could complicate the reaching of a long term comprehensive agreement on tariffs between the United States and China on the one hand and between the United States and the European Union on the other.

Similarly, Brexit has created significant uncertainty around the future relationship between the United Kingdom and other countries (including those in the European Union), and the introduction of customs duties and tariffs on trade is a possibility. The United Kingdom is expected to continue to follow European Union law during the transition period set to terminate on December 31, 2020. The effects of Brexit will depend, in part, on agreements the United Kingdom negotiates during the transitional period to retain access to markets in the European Union, including current trade and finance agreements. While the Group’s United Kingdom operations remain part of the Group, trade barriers between the United Kingdom and the European Union and other governmental action related to tariffs has the potential to decrease demand for the Group’s products in the United Kingdom, increase the Group’s costs, negatively impact suppliers and/or adversely impact the economies in which the Group operates or certain sectors thereof.

We occupy most of our facilities under short-term non-cancelable leases. We may be unable to renew leases on favorable terms or at all. Also, if we close a facility, we may remain obligated under the applicable lease.

Most of our branches and distribution centers are located in leased premises. Many of our current leases are non-cancelable and typically have terms of around five years, with options to renew for specified periods of time. There can be no assurance that we will be able to renew our current or future leases on favorable terms or at all which could have an adverse effect on our ability to operate our business and on our results of operations. In addition, if we close or cease to use a facility, we generally remain committed to perform our obligations under the applicable lease, which include, among other things, payment of the base rent for the balance of the lease term.

We are subject to payment-related risks that could increase our operating costs, expose us to fraud or theft, subject us to potential liability, and potentially disrupt our business.

We accept payments using a variety of methods, including trade credit, cash, checks, credit and debit cards, PayPal and gift cards, and we may offer new payment options over time. Acceptance of these payment options subjects us to rules, regulations, contractual obligations and compliance requirements, including payment network rules and operating guidelines, data security standards and certification requirements, and rules governing electronic funds transfers. These requirements may change over time or be reinterpreted, making compliance more difficult or costly. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs. We rely on third parties to provide payment processing services, including the processing of credit cards, debit cards, and other forms of electronic payment. If these companies become unable to provide these services to us, or if their systems are compromised, it could potentially disrupt our business.

The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data is compromised due to a breach or misuse of data, we may be liable for costs incurred by payment card issuing banks and other third parties or be subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. As a result, our business and operating results could be adversely affected.

Also, certain of the Group’s customers or suppliers or other third parties may seek to obtain products fraudulently from, or submit fraudulent invoices to, any member of the Group. The Group has sought to extend best practice with a number of processes and controls to minimize opportunities for fraud. If the Group is unsuccessful in detecting fraudulent activities, it could suffer loss directly and/or lose the confidence of its customers and/or suppliers, which could have a material adverse effect on the Group’s business, financial condition, results of operations and/or prospects.

In addition, our operations are working capital intensive, and our inventories, accounts receivable and accounts payable are significant components of our net asset base. We manage our inventories and accounts payable through our purchasing policies and our accounts receivable through our customer credit policies. If we fail to adequately manage our product purchasing or customer credit policies, our working capital and financial condition may be adversely affected.

We have funding risks related to our defined benefit pension schemes.

Our pension fund liabilities are partially matched with a portfolio of assets, comprising equity and debt securities alongside diversified growth assets and further investments designed to hedge the underlying interest and inflation risk inherent in the associated liabilities. The Group’s main defined benefit plan in the United Kingdom (the “United Kingdom Plan”), which is closed to future service accrual, also has a buy-in insurance policy which covers a large proportion of the existing pensioner population. The market value of these assets can rise and fall over time which impact the funding position of the plan. On an accounting basis, the liabilities of the Group’s pension plans are measured using a discount rate assessed by reference to corporate bond yields, which can also vary significantly between reporting periods. As of July 31, 2020, we had recognized on our balance sheet a net pension liability of $61 million in respect of defined benefit schemes, a decrease of $214 million from a net pension asset of $153 million recognized as of July 31, 2019. The Group’s pension plan liabilities are measured on a technical basis using actuarial valuations. As required by United Kingdom pensions regulation, the United Kingdom Plan went through its triennial actuarial valuation exercise based on the United Kingdom Plan’s financial position as of April 30, 2019. As a result of this exercise, in July 2020, the Group agreed with the trustees of the United Kingdom Plan to a deficit reduction plan amounting to contributions totaling £30 million in the period to August 2021, £20 million of which have been paid as of the date of this registration statement. As part of the planned exit from our United Kingdom operations, we may decide that the United Kingdom Plan remains with the Group rather than transferring with the United Kingdom business.

Following the disposal of the Group’s business operations in the Nordic region in March 2018, the Group made a one-off contribution of $94 million to the United Kingdom Plan. Although we do not expect additional one-off contributions, any requirement to pay such additional sums, due to factors such as a deterioration in economic conditions or changes in actuarial assumptions, could have an adverse effect on our financial condition. In addition, actions by the Pensions Regulator or the trustees of our pension schemes or any material revisions to the existing pension legislation could result in us being required to incur significant additional costs immediately or in short timeframes. Such costs, in turn, could have an adverse effect on our financial condition.

The Group’s strategy could be materially adversely affected by its indebtedness.

As of July 31, 2020, we had total borrowings of $3.2 billion. We may incur substantial additional indebtedness in the future, in particular in connection with future acquisitions which remain a core part of our strategy, some of which may be secured by some or all of our assets. Our overall level of indebtedness from time to time may have an adverse effect on our strategy, including requiring us to dedicate portions of our cash flow to payments on our debt, thereby reducing funds available for reinvestment in the business; restricting us from securing the financing, if necessary, to pursue acquisition opportunities; limiting our flexibility in planning for, or reacting to, changes in our business and industry; and placing us at a competitive disadvantage compared to our competitors that have lower levels of indebtedness.

We may need to refinance some or all of our debt upon maturity either on terms which could potentially be less favorable than the existing terms or under unfavorable market conditions, which may also have an adverse effect on our strategy.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters, could significantly affect our financial results or financial condition.

IFRS and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, such as revenue recognition, asset impairment, impairment of goodwill and other intangible assets, inventories, lease obligations, self-insurance, tax matters, pensions and litigation, are complex and involve many subjective assumptions, estimates and judgments. Changes in accounting standards or their interpretation or changes in underlying assumptions and estimates or judgments could significantly change our reported or expected financial performance or financial condition.

Specifically, changes to financial accounting standards require operating leases to be recognized on our balance sheet. We have significant obligations relating to our current operating leases. The IASB released IFRS 16 “Leases” (“IFRS 16”) replacing International Accounting Standard 17 (“IAS 17”) “Leases,” which the Group adopted on August 1, 2019. The standard makes changes to the treatment of leases in the Group’s financial statements, requiring the use of a single model to recognize a lease liability and a right of use asset for all leases, including those classified as operating leases under IAS 17 (the previously applicable standard), unless the underlying asset has a low value or the lease term is 12 months or less. Rental charges in the income statement previously recorded under IAS 17 are replaced with depreciation and interest charges under IFRS 16, and right of use assets will be subject to impairment reviews in accordance with IAS 36 “Impairment of Assets,” replacing the previous requirement to recognize a provision for onerous lease contracts. The new standard is effective for annual periods beginning on or after January 1, 2019 and, accordingly, was effective for the Group for fiscal 2020.

Risks Relating to Our Registration with the United States Securities and Exchange Commission and Ownership of Our Ordinary Shares

The obligations associated with being a public company in the United States will require significant resources and management attention.

As a public company in the United States, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), the listing requirements of the                 , and other applicable securities rules and regulations. The Exchange Act requires that we file annual and other reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a United States public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems in order to meet our reporting obligations as a United States public company. However, the measures we take may not be sufficient to satisfy these obligations. In addition, compliance with these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse impact on our business, financial condition, results of operations and cash flow.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for United States public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.

Our ordinary shares are subject to market price volatility and the market price may decline disproportionately in response to developments that are unrelated to our operating performance.

The market price of our ordinary shares has been and may in the future be volatile and subject to wide fluctuations. The market price of our ordinary shares may fluctuate as a result of a variety of factors including, but not limited to, general economic conditions, period to period variations in operating results or changes in revenue or profit estimates by us, industry participants or financial analysts. The market price could also be adversely affected by developments unrelated to our operating performance, such as the operating and share price performance of other companies that investors may consider comparable to us, speculation about us in the press or the investment community, unfavorable press, strategic actions by competitors (including acquisitions and restructurings), changes in market conditions, regulatory changes and broader market volatility and movements. Any or all of these factors could result in material fluctuations in the price of our ordinary shares, which could lead to investors getting back less than they invested or a total loss of their investment.

The rights afforded to our shareholders are governed by Jersey law. Not all rights available to shareholders under United States law will be available to holders of our ordinary shares.

The rights of holders of our ordinary shares are governed by Jersey law and our memorandum of association and articles of association (the “Articles”), which may not provide the level of legal certainty and transparency afforded by incorporation in a United States state.

The Company is organized under the laws of Jersey, Channel Islands, a British crown dependency that is an island located off the coast of Normandy, France. Jersey is not a member of the European Union. Jersey legislation regarding companies is largely based on English corporate law principles. However, there can be no assurance that Jersey law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

Rights afforded to shareholders under Jersey law differ in certain respects from the rights of shareholders in typical United States companies. In particular, Jersey law currently significantly limits the circumstances in which the shareholders of Jersey companies may bring derivative actions. Under Jersey law, in most cases, only the Company may be the proper plaintiff for the purposes of maintaining proceedings in respect of wrongful acts committed against us and, generally, neither an individual shareholder, nor any group of shareholders, has any right of action in such circumstances. In addition, Jersey law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders in a United States company.

Our ability to pay dividends or effect other returns of capital in the future depends, among other things, on our financial performance.

There can be no guarantee that our historical performance will be repeated in the future, particularly given the competitive nature of the industry in which we operate, and our revenue, profit and cash flow may significantly underperform market expectations. If our cash flow underperforms market expectations, then our capacity to pay a dividend or effect other returns of capital (including, without limitation, share repurchases) may be negatively impacted. Any decision to declare and pay dividends or to effect other returns of capital will be made at the discretion of the Board and will depend on, among other things, applicable law, regulation, restrictions (if any) on the payment of dividends and/or capital returns in our financing arrangements, our financial position, retained earnings/profits, working capital requirements, finance costs, general economic conditions and other factors that the Board deems significant from time to time.

The issuance of additional ordinary shares in connection with future acquisitions, any share incentive or share option plan or otherwise may dilute all other shareholdings.

We may seek to raise financing to fund future acquisitions and other growth opportunities. We may, for these and other purposes, issue additional equity or convertible equity securities. As a result, our shareholders may suffer dilution to their percentage ownership of the Company, or the market price of the ordinary shares may be adversely affected.

We are a holding company with no business operations of our own and depend on our subsidiaries for cash, including in order to pay dividends.

We are a group holding company with no independent operations and are dependent on earnings and distributions of funds from our operating subsidiaries for cash, including in order to pay dividends to our shareholders. Our ability to pay dividends to our shareholders therefore depends on the ability of our subsidiaries to distribute profits or pay dividends to us, general economic conditions and other factors that the directors deem significant from time to time. Our distributable reserves can be affected by reductions in profitability, impairment of assets and severe market turbulence.

We have not yet completed our evaluation of our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

We currently anticipate that we will be required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by the end of our 2022 fiscal year. We have not yet completed our evaluation as to whether our current internal control over financial reporting is broadly compliant with Section 404. We may not be compliant and may not be able to meet the Section 404 requirements in a timely manner. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re-evaluate our financial reporting. We may also experience higher than anticipated operating expenses during the implementation of these changes and thereafter, should we need to hire additional qualified personnel to help us become compliant with Section 404. If we fail, for any reason, to implement these changes effectively or efficiently, such failure could harm our reputation, operations, financial reporting or financial results and could result in our conclusion that our internal control over financial reporting is not effective.

In connection with the preparation of our fiscal 2020 consolidated financial statements, two material weaknesses in our internal control over financial reporting were identified. Our failure to establish and maintain effective internal control over financial reporting could result in our failure to accurately and timely meet our reporting obligations, which may adversely affect investor confidence in us and, as result, the value of our ordinary shares.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our fiscal 2020 consolidated financial statements, we and our independent registered public accounting firm identified a material weakness related to: (i) a lack of segregation of duties associated with an employee having administrator access to our consolidation system while also having the ability to prepare and post manual journal entries without independent review; and (ii) a lack of precision in and evidence of the review of consolidation and related journal entries. While there were no misstatements to the fiscal 2020 consolidated financial statements as a result of this material weakness, subsequent to our issuance of our fiscal 2020 consolidated financial statements, we have partially addressed this specific material weakness by removing the administrator access from the employee and will enhance our review of manual journal entries with the appropriate level of precision and retention of evidence of review by an independent reviewer who does not have the ability to prepare and post manual journal entries.

In addition, we and our independent registered public accounting firm identified a material weakness related to the presentation of deferred tax assets and deferred tax liabilities. Specifically, in connection with the preparation of our fiscal 2020 consolidated financial statements, we and our independent registered public accounting firm identified that our U.S. deferred tax assets and U.S. deferred tax liabilities associated with our accounting for leases in accordance with IFRS 16 “Leases”, were presented within the consolidated balance sheet on a gross basis as opposed to a net basis in accordance with IAS 12, “Income Taxes”. This presentation error was corrected prior to the issuance of our fiscal 2020 consolidated financial statements. To address this material weakness, we will enhance our review of the presentation of deferred taxes within our consolidated financial statements.

We plan to continue to take measures to design and implement an effective control environment. However, we cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate such material weaknesses or prevent future material weaknesses. If we are unable to successfully maintain internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investor confidence in us may be adversely affected and, as a result, the value of our ordinary shares.

We are a foreign private issuer and, as a result, are not subject to United States proxy rules but are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a United States issuer.

We will report under the Exchange Act as a non-United States company with “foreign private issuer” status, as such term is defined in Rule 3b-4 under the Exchange Act. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to United States public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. Foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while United States domestic issuers that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer, we are permitted to, and we will, follow certain home country corporate governance practices in lieu of certain requirements applicable to United States issuers. This may afford less protection to holders of our ordinary shares.

As a foreign private issuer listed on the                , we will be permitted to follow certain home country corporate governance practices in lieu of certain                requirements. For more information regarding the corporate governance requirements in lieu of which we intend to follow home country corporate governance practices, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—                corporate governance exemptions.”

A foreign private issuer must disclose in its annual reports filed with the SEC, each                 requirement with which it does not comply followed by a description of its applicable home country practice. As a company incorporated in Jersey and which is listed on the main market of the London Stock Exchange (the “LSE”), we may follow our home country practice with respect to, among other things,                 . Unlike the requirements of the                 , the corporate governance practice and requirements in Jersey and the United Kingdom do not require us to                 .

These and other home country practices may afford less protection to holders of our ordinary shares than would be available to the shareholders of a United States corporation.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer and, therefore, are not required to comply with the same periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations that apply to United States domestic issuers. Under Rule 3b-4 of the Exchange Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, we will make the next determination with respect to our foreign private issuer status based on information as at January 31, 2022.

In the future, we could lose our foreign private issuer status if, for example, a majority of our voting power was held by United States citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under United States securities laws as a domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on United States domestic issuer forms with the United States Securities and Exchange Commission (the “SEC”), which are more detailed and extensive than the forms available to a foreign private issuer. We will also be required to comply with United States federal proxy requirements, and our officers, directors and controlling shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with United States domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on United States stock exchanges that are available to foreign private issuers.

We have begun to evaluate a transition from IFRS to report our financial statements under U.S. generally accepted accounting principles, or “U.S. GAAP,” which would be required, for example, if we were to lose our status as a foreign private issuer. In connection with this transition, we have invested an amount of resources and time to convert historical financial statements prepared under IFRS from prior fiscal years into U.S. GAAP financial statements. If we were to lose our status as a foreign private issuer, we would be required to invest additional resources in this transition to comply with the current rules of the SEC that would require us to report our financial statements under U.S. GAAP on a timely basis. We expect that we would incur significant additional legal, accounting and other expenses in connection with this transition, which may negatively impact our results of operations. Furthermore, if we were to lose our status as a foreign private issuer, there is no guarantee that we would be able to complete the timely transition to U.S. GAAP in order to meet our disclosure obligations under the Exchange Act, and failure to do so could result in delayed reporting and in delisting, and could otherwise adversely affect our business and operating results.

There have been and there may in the future be certain significant differences between U.S. GAAP and IFRS, including differences related to revenue recognition, lease accounting, share-based compensation expense, income tax and the accounting for preferred shares and earnings per share. As a result, our financial information and reported earnings for future periods within a fiscal year or any interim period could be significantly different if they were prepared in accordance with U.S. GAAP. Consequently, if we were required to begin reporting in U.S. GAAP, you may not be able to meaningfully compare our financial statements under U.S. GAAP with our historical financial statements under IFRS.

An active and liquid market for our ordinary shares may not develop or be sustained.

Prior to the effectiveness of this registration statement and successful listing of the ordinary shares on the                 , our ordinary shares have traded only on the LSE and there has been no established trading market for those shares in the United States. We have applied to list our ordinary shares on the                 and we expect that our ordinary shares will then trade on both the                 and the LSE. Active, liquid trading markets generally result in lower bid ask spreads and more efficient execution of buy and sell orders for market participants. If an active trading market for our ordinary shares does not develop in the United States, the price of the ordinary shares may be more volatile and it may be more difficult and time consuming to complete a transaction in our ordinary shares, which could have an adverse effect on the realized price of the ordinary shares. When our ordinary shares commence trading on the                , we expect the initial listing price of our ordinary shares to be set by designated market makers and will likely be based on the current trading price of our ordinary shares on the LSE. However, we cannot predict the price at which our ordinary shares will trade and cannot guarantee that investors can sell their shares at any particular price. There is no assurance that an active and liquid trading market for our ordinary shares will develop or be sustained in the United States or maintained in the United Kingdom.

Item 4.	Information on the Company

A	History and Development

General History and Development

The Group was founded in 1887 when Frederick York Wolseley launched the Wolseley Sheep Shearing Machine Company. In 1979, the Group sold its manufacturing companies to focus solely on distribution. Beginning in 1980, the Group expanded its businesses through organic growth and acquisitions in the United States, Canada and Europe, including the acquisition in 1982 of Ferguson Enterprises, LLC (formerly, Ferguson Enterprises Inc.). On April 14, 1986, the Group was listed on the LSE and the then ultimate holding company of the Group changed its name to Wolseley plc.

From the 1990s to the mid-2000s, the Group continued to expand across Europe, including into the Netherlands, Switzerland, Ireland, Belgium and the Nordic region, and across the United States and Canada. In 2009, as a result of the financial crisis, the Group implemented a comprehensive restructuring program across its businesses to reduce fixed costs and close underperforming branches. During this period, the Group focused its resources on those businesses capable of generating the highest returns for shareholders and, in particular, on the core plumbing and heating markets. This strategy resulted in the disposal of a number of the Group’s businesses.

On July 31, 2017, Wolseley plc changed its name to Ferguson plc to better align the name of the Group with its largest subsidiary in the United States.

In March 2018, the Group sold Stark Group, its Nordic business, as a result of a lack of synergies with the rest of the Group’s plumbing and heating activities. Due to the Group’s strong funding position, the majority of the proceeds from the sale were subsequently distributed to shareholders.

On January 30, 2019, the Group disposed of Wasco (its Netherlands B2B business), its last remaining Central European business.

On May 10, 2019, following shareholder approval, the Group consummated a corporate restructuring and moved its headquarters and the tax residence of its holding company from Switzerland to the United Kingdom. The transaction was undertaken to simplify the Group’s corporate structure. As a result of the restructuring, the Company became the Group’s ultimate holding company, and all of the ordinary shares of the former holding company were exchanged on a one-for-one basis for ordinary shares of the Company.

On September 3, 2019, the Company announced its intention to demerge its United Kingdom operations, subject to shareholder approval. The timing of this transaction remains uncertain in the current economic environment and consequently the Board is assessing other separation options in parallel to facilitate the exit of our United Kingdom operations.

Company Information

The Company’s legal name is Ferguson plc. The Company is tax resident in the United Kingdom. The Company was incorporated and registered in Jersey on March 8, 2019 under the Companies (Jersey) Law 1991 (the “Jersey Companies Law”), as a private limited company under the name Alpha JCo Limited with company number 128484. The Company converted its status to a public limited company and changed its name to Ferguson Newco plc on 26 March 2019. The Company then changed its name to Ferguson plc on 10 May 2019. The principal legislation under which the Company operates is the Jersey Companies Law as amended, and regulations made thereunder. Although the Company (being Jersey incorporated) is not subject to the United Kingdom Companies Act 2006 (“CA 2006”), the Company retains the CA 2006 standards of governance and corporate responsibility as if it were subject to CA 2006 and adheres to the United Kingdom Corporate Governance Code 2018 (the “United Kingdom Corporate Governance Code”).

The Company’s registered office address is: 26 New Street, St Helier, Jersey. JE2 3RA Channel Islands, and the Company’s corporate headquarters address is 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire. RG41 5TS and its telephone number is +44 (0) 118 927 3800. The Company is also registered in the United Kingdom as Ferguson Group Holdings, UK Establishment No. BR021199. The Company’s website is www.fergusonplc.com.

In the United States, the business operates primarily under the Ferguson brand. In the United Kingdom and Canada, the business operates primarily under the Wolseley brand. See “Item 4. Information on the Company—B. Business Overview” for information regarding our principal business segments in our geographic markets.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Facilities—Capital expenditure” for a description of our capital expenditures.

There has been no public takeover offer as of the date of this registration statement by third parties in respect of the Group’s shares or by the Group in respect of other companies’ shares which have occurred during the last and current financial year, other than in respect of acquisitions by the Group in the ordinary course pursuant to its business strategy.

Upon the effectiveness of this registration statement, the Company will become subject to the information requirements of the Exchange Act, except that as a foreign private issuer, the Company will not be subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, the Company will file or furnish reports and other information with the SEC. The SEC maintains an Internet website that contains reports and other information about issuers that file electronically with the SEC. The address of that website is www.sec.gov.

B	Business Overview

We are a value added distributor of plumbing and heating products. We serve customers principally in North America, predominantly within the RMI sector as well as new residential construction. We have over 39,000 suppliers that give us access to a diverse and broad range of quality products. We serve our customers through a network of 15 distribution centers, 5,700 fleet vehicles, 2,194 branches and approximately 34,000 associates, in each case, as at July 31, 2020. Our reportable segments are the United States, the United Kingdom and Canada.

United States

The United States segment contributed 86%, 83% and 80% of total consolidated revenue in fiscal 2020, fiscal 2019 and fiscal 2018 respectively.

The United States segment operates primarily under the Ferguson brand, providing a broad range of plumbing and heating products and solutions delivered through a common network of distribution centers, branches and specialist sales associates, counter service, showroom consultants and e-commerce. It operates nationally, serving the residential, commercial, civil/infrastructure and industrial end markets.

The residential end market (representing 54%, 52% and 52% of total United States segment revenue in fiscal 2020, fiscal 2019 and fiscal 2018, respectively), focuses on both new construction and RMI across single and multifamily homes.

The commercial end market (representing 32%, 33% and 33% of total United States segment revenue in fiscal 2020, fiscal 2019 and fiscal 2018, respectively), focuses on new construction and RMI across the majority of non-residential sectors such as education, health care, government facilities, lodging and offices.

The civil/infrastructure end market (representing 7% of total United States segment revenue in fiscal 2020, fiscal 2019 and fiscal 2018), focuses on public and private water authorities.

The industrial end market (representing 7%, 8% and 8% of total United States segment revenue in fiscal 2020, fiscal 2019 and fiscal 2018, respectively), focuses on new construction, repairs and maintenance in a variety of sectors such as chemical, energy, food and beverage, mining and pulp and paper.

Our United States business operates 1,442 branches serving all 50 states with approximately 27,000 associates. The branches are served by 10 national distribution centers, providing same-day and next-day product availability, which we believe to be a key competitive advantage and an important requirement for customers.

United Kingdom

The United Kingdom segment contributed 9%, 10% and 12% of total consolidated revenue in fiscal 2020, fiscal 2019 and fiscal 2018, respectively. On September 3, 2019, we announced our intention to demerge our operations in the United Kingdom, subject to shareholder approval. The timing of this transaction remains uncertain in the current economic environment and consequently the Board is assessing other separation options in parallel to facilitate the exit of our United Kingdom operations.

The United Kingdom segment principally operates under the Wolseley brand mainly serving the trade RMI market through 542 branches, four distribution centers and approximately 5,000 associates, in each case, as at July 31, 2020. Branches provide same-day and next-day product availability, a key service offering to our customers. The segment provides plumbing and heating products and the associated PVFs to customers operating in the residential sector, air conditioning and refrigeration products to customers in the commercial sector and specialist below ground drainage products to the civil infrastructure and utilities sectors.

Canada

The Canada segment contributed 5%, 6% and 7% of total consolidated revenue in fiscal 2020, fiscal 2019 and fiscal 2018 respectively.

The Canada segment predominantly serves trade customers across the residential, commercial and industrial sectors in both RMI and new construction. The business operates 210 branches with one distribution center and approximately 2,000 associates, in each case, as at July 31, 2020. The Canada segment operates primarily under the Wolseley brand and supplies plumbing, heating, ventilation, air conditioning and refrigeration products to residential and commercial contractors. It also supplies specialist water and wastewater treatment products to residential, commercial and infrastructure contractors, and supplies PVF solutions to industrial customers.

Competitive Conditions

We believe we are well-equipped to win new customers and make attractive returns. We have leading positions in the residential and commercial end markets. We believe there is a significant opportunity for strong growth and continued consolidation within each of these large, fragmented markets. Many customer projects require a range of products and services from across our businesses and we leverage our scale and expertise across the organization for the benefit of our customers, which provides the opportunity to make attractive returns for our shareholders. We benefit from significant synergies to help lower operating costs and improve margins. We have chosen to operate in these markets because we believe we can generate strong growth, solid gross and net margins and good returns on capital in each of these businesses.

Value-Added Distributor

Our purpose is to act as a trusted supplier and partner to our customers, providing innovative products and solutions to make their projects better. We offer excellent service, advice and a broad range of specialist plumbing and heating products delivered where and when our customers need them. The emergence of COVID-19 this year has demonstrated more than ever how our customers rely on us every day to help them deliver critical infrastructure spanning almost every stage of residential, commercial, industrial and civil/infrastructure. Whatever the future challenges, we will continue to partner with our customers to keep millions of homes and businesses operating while helping them to run their business more efficiently.

Customer Base, Contractual Relationships and Seasonality

Our customer base is highly diversified, with no individually significant customer. We are not dependent on any material licenses (other than as described below under “—Intellectual Property”), industrial, commercial or financial contracts (including contracts with customers and suppliers) or new manufacturing processes. Our business is not highly seasonal.

Intellectual Property

We rely on a combination of intellectual property laws, confidentiality procedures and contractual provisions to protect our proprietary assets and our brand. We have registered or applied for registration of trademarks, service marks, copyrights and internet domain names, both domestically and internationally.

Raw Materials and Commodities

We source, distribute and sell products from domestic and international suppliers. We purchase from over 39,000 suppliers located in various countries around the world. These raw materials are generally available from several sources and are not generally subject to supply constraints in normal market conditions. In the United States, approximately 10% of revenues are derived from basic products containing significant amounts of commodity-priced materials, predominantly plastic, copper and steel, and other components which can be subject to volatile price changes based upon fluctuations in the commodities market. To a lesser extent, fluctuations in the price of fuel could affect transportation costs. In general, increases in such prices increase the Group’s operating costs and negatively impact its operating profit to the extent that such increase cannot be passed on to customers. Conversely, if competitive pressures allow the Group to hold prices despite relevant raw material prices falling, profitability can increase.

Regulatory Landscape

The Company’s operations are affected by various statutes, regulations and standards in the countries and markets in which it operates, including the United States, United Kingdom and Canada. The amount of such regulation and the penalties for any breaches can vary. While the Group is not engaged in a highly regulated industry, it is subject to the laws governing businesses generally, including laws relating to competition, product safety, timber sourcing, data protection, labor and employment practices, accounting and tax standards, international trade, fraud, bribery and corruption, land usage, the environment, health and safety, transportation, payment terms and other matters.

C	Organizational Structure

The Company is the ultimate holding company of the Group and its subsidiaries. The table below lists the Group’s significant subsidiaries.

Company Name	Principal Activity	Country of Incorporation	Ownership Interest
Ferguson Enterprises, LLC(1)	Operating company	United States	100%
Ferguson Finance (Switzerland) AG	Financing company	Switzerland	100%
Ferguson Group Holdco Limited	Investment company	England and Wales	100%
Ferguson Holdings Limited	Holding company	Jersey	100%
Ferguson Holdings (Switzerland) AG	Investment company	Switzerland	100%
Ferguson Swiss Holdings Limited	Investment company	England and Wales	100%
Ferguson UK Holdings Limited(2)	Investment company	England and Wales	100%
Wolseley Capital, Inc.(1)	Financing company	United States	100%
Wolseley UK Limited	Operating company	England and Wales	100%

(1)	Ownership held in common stock.
(2)	Ownership held in ordinary shares and ordinary A shares.

Unless otherwise stated, the subsidiaries as listed have share capital consisting solely of ordinary shares, which are held directly or indirectly by the Company and the proportion of ownership interest held is equal to the voting rights held by the Company.

D	Property, Plant and Equipment

As at July 31, 2020, we operated a total of 2,194 branches, of which 1,442 were located in the United States, 542 were located in the United Kingdom and 210 were located in Canada. As at July 31, 2020, approximately 19% of our United States branches, approximately 6% of our United Kingdom branches and approximately 26% of our Canada branches were owned facilities, and the remainder of our United States, United Kingdom and Canada facilities were leased.

The following tables summarizes our United States national distribution centers and United Kingdom and Canada distribution centers:

United States:

Location	Square Feet	Leased/Owned
Fort Payne, AL	643,000	Owned
Stockton, CA (land)	—	Leased
Stockton, CA (building)	648,200	Owned
Perris, CA	1,039,898	Owned
Frostproof, FL	521,122	Owned
Waterloo, IA	608,800	Owned
Celina, OH	676,320	Owned
Coxsackie, NY	465,000	Owned
McGregor, TX	542,000	Owned
Front Royal, VA	753,880	Leased
Richland, WA	643,477	Owned

United Kingdom:

Location	Square Feet	Leased/Owned
Worcester(1)	229,650	Owned
Melmerby	142,000	Leased
Marston Gate	223,401	Leased
Measham	215,194	Owned

(1)	Worcester distribution center was sold on August 21, 2020.

Canada:

Location	Square Feet	Leased/Owned
Milton, ON	292,395	Leased

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Management Overview

The following discussion of our financial condition and results of operations is intended to convey management’s perspective on our operational performance and financial performance as measured in accordance with IFRS. We intend this disclosure to assist readers in understanding and interpreting the audited consolidated financial statements included in this registration statement. This section is based on, and should be read in conjunction with, those audited consolidated financial statements and the notes thereto.

The following discussion also contains trend information and forward-looking statements. Actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this registration statement, particularly under “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Segments

As at July 31, 2020, the Group had three reportable segments: the United States, the United Kingdom and Canada. The Group’s reportable segments are established on the basis of the operating businesses overseen by distinct divisional management teams responsible for their performance. These operating businesses are managed on a geographical basis and are regularly reviewed by the chief operating decision maker in deciding how to allocate resources and assess the performance of the businesses. All reportable segments derive their revenue from a single business activity, the distribution of plumbing and heating products. Revenue is attributed to a country based on the location of the Group company reporting the revenue.

On September 3, 2019, we announced our intention to demerge our operations in the United Kingdom, subject to shareholder approval. The timing of this transaction remains uncertain in the current economic environment and consequently the Board is assessing other separation options in parallel to facilitate the exit of our United Kingdom operations.

A	Operating Results

Key Factors Affecting Results of Operations

Our results of operations have been affected, and are expected to continue to be affected, by the following principal factors relating to our business.

COVID-19 response

The impact of the COVID-19 pandemic on our business in the second half of fiscal 2020 was significant and a summary of our approach to navigate the business through the pandemic is set out below:

Our approach to managing the business focuses on three key areas: (1) protecting the health and wellbeing of our associates; (2) continuing to serve our customers during the crisis phase of the virus—a critical time of need; and (3) protecting and preserving the strength of our businesses for the long-term.

To safeguard the wellbeing of our associates and support our customers we immediately moved to operating our business in adherence with the recommended Center for Disease Control (CDC) guidelines. Cleaning protocols at all sites were put into operation alongside appropriate social distancing measures. In the early weeks of the pandemic our branches moved to pick-up and delivery only with customers encouraged to order ahead with pick-up in store or at the curbside. Showrooms moved to virtual appointments only and we also implemented new processes and protocols to keep our drivers safe including touchless signature at the point of delivery or pick-up location. At the peak of the pandemic about 14,000 associates in the United States (over 50%) were working remotely supported by technology.

Ferguson provides a critical function in the supply of essential products and services. In March 2020, we took decisive steps to ensure our key services were authorized as ‘essential’ which included Government and state level liaison across our key geographies. This allowed our associates to continue to serve customers, including supermarkets, hospitals, schools, public utilities, food producers and other manufacturers.

Ferguson has an agile business model and as short-term revenue pressure impacted the business during the second half of fiscal 2020, a key priority was the preservation of the cash flow of the business. We therefore identified significant cost and cash savings and these measures, some of which were temporary, have enabled us to remain cash generative in the second half of the year. We also took decisive action to ensure the business is appropriately sized for the post COVID-19 operating environment. Cash savings included suspension of the $500 million share buy back program, withdrawal of the interim dividend payment, a pause in our merger and acquisition program and control over capital expenditure. The Board decided to propose a final dividend for the year ended July 31, 2020, which effectively reinstated the previously withdrawn interim dividend. We have also resumed our focused merger and acquisition program, funding selective bolt-on acquisitions. The $500 million share buy back program remains suspended and will continue to be assessed as we gain further clarity on economic conditions. Further details of the financial performance and market conditions in the Group’s segments are discussed in the “Segment Results of Operations for Fiscal 2020 and Fiscal 2019” section herein.

Acquisitions and disposals

The Group has historically generated growth organically and through selective acquisitions. During fiscal 2020, fiscal 2019 and fiscal 2018, the Group completed a total of 6, 15, and 13 acquisitions, respectively, investing $351 million, $657 million, and $416 million, respectively, in these acquisitions (which includes consideration for prior year’s acquisitions in each case). Acquisitions are reflected in the Group’s audited consolidated financial statements from the date of each acquisition.

Since 2010, we have completed a number of disposals in order to focus our business on North America. During fiscal 2020, fiscal 2019 and fiscal 2018, the Group received net sales proceeds of $7 million, $201 million and $1.3 billion, respectively, from completed disposals, representing 0.1%, 1.8% and 13.0%, respectively, of the Group’s total assets.

On May 6, 2020, the Group completed the sale of its remaining 28.875% non-controlling holding in Meier Tobler AG for $31 million completing the exit of all trading operations in Continental Europe. This is in line with our strategy to focus the Group’s activities on North American markets.

Fiscal 2020 acquisitions are detailed in Note 25 to the Group’s audited consolidated financial statements.

Revenue and underlying trading profit from acquisitions is measured until their one-year anniversary. Revenue and underlying trading profit attributable to disposals is measured from the disposal date.

Results of Operations

The following is a discussion of the Group’s results of operations during fiscal 2020, fiscal 2019 and fiscal 2018. The following provides the reader with information that will assist in understanding our audited consolidated financial statements, the changes in certain key items in those audited consolidated financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our audited consolidated financial statements.

Accounting developments and changes

On August 1, 2019, the Group adopted IFRS 16 “Leases”. The standard makes changes to the treatment of leases in the financial statements, requiring the use of a single model to recognize a lease liability and a right of use asset for all leases, including those classified as operating under IAS 17 “Leases”, unless the underlying asset has a low value or the lease term is 12 months or less. Rental charges in the income statement previously recorded under IAS 17 are replaced with depreciation and interest charges under IFRS 16 and right of use assets are subject to impairment reviews in accordance with IAS 36 “Impairment of Assets” replacing the previous requirement to recognize a provision for onerous lease contracts.

The Group has applied the modified retrospective transition method and has not restated comparatives for the year ended July 31, 2019. For the majority of leases, the right of use asset on transition has been measured as if IFRS 16 had been applied since the commencement of the lease, discounted using the Group’s incremental borrowing rate as at August 1, 2019, with the difference between the right of use asset and the lease liability taken to retained earnings. For the remaining leases which relate to the Group’s US fleet, where sufficient historic information has not been available, the right of use asset has been measured as equal to the lease liability on transition. The US fleet represented $252 million of the lease liability on transition. See Note 1 to the Group’s audited consolidated financial statements included in this registration statement for further details.

The impact of the adoption of IFRS 16 on the income statement in the year ended July 31, 2020 was to decrease rental costs by $337 million, increase depreciation by $268 million and increase finance costs by $53 million. The impact on the cash flow statement was to increase cash generated from operations by $348 million, increase interest paid by $53 million and increase lease liability capital payments by $295 million. There was no impact on cash, cash equivalents and bank overdrafts.

The impact of the adoption of IFRS 16 on the opening balance sheet at August 1, 2019 and a reconciliation of the operating lease commitments for the year ended July 31, 2019 to the lease liability at August 1, 2019 under IFRS 16, are detailed in Note 1 to the Group’s audited consolidated financial statements included in this registration statement.

Group Results of Operations for Fiscal 2020 and Fiscal 2019

The table below summarizes our income statement for the periods indicated and should be read in conjunction with, and is qualified in its entirety by reference to, the fiscal 2020 audited consolidated financial statements and notes thereto, which are included in this registration statement.

	Year ended July 31,
	2020	2019
	$ million
Revenue	21,819	22,010
Cost of sales	(15,398)	(15,552)

Gross profit	6,421	6,458

Operating costs	(4,999)	(5,056)

Operating profit	1,422	1,402

Finance costs	(151)	(86)
Finance income	7	12
Share of (loss)/profit after tax of associate	(2)	2
Gain on disposal of interests in associates and financial assets	7	3
Impairment of interests in associates	(22)	(9)

Profit before tax	1,261	1,324
Tax	(307)	(263)

Profit from continuing operations	954	1,061
Profit from discontinued operations	7	47

Profit for the year	961	1,108

Revenue was $21.8 billion in fiscal 2020, a decrease of $191 million, or 0.9%, compared to the prior year period. The decline in revenue was attributed to lower sales volume of $458 million, due in part to the COVID-19 pandemic, $71 million from foreign currency translation and $233 million from business disposals. These declines were partially offset by sales price inflation of $84 million, revenue from acquisitions of $395 million and $92 million from the impact of one additional trading day in 2020.

Cost of sales was $15.4 billion for fiscal 2020, a decrease of $154 million, or 1.0% compared to the prior year period. The decline in cost of sales was primarily due to the decline in sales as noted above.

Gross profit was $6.4 billion in fiscal 2020, a decrease of $37 million, or 0.6%, compared to the prior year period. The gross profit margin of 29.4% increased 10 basis points from 29.3% in fiscal 2019, predominantly due a more favorable sales mix of higher margin products.

Operating costs were $5.0 billion for fiscal 2020, a decrease of $57 million, or 1.1%, from the prior year period. This decrease was primarily due to lower overall labor costs from lower headcount due to the COVID-19 pandemic, which impacted the business in the second half of the year.

Finance costs were $151 million for fiscal 2020, an increase of $65 million, or 75.6%, compared to the prior year period. This increase was primarily due to the adoption of the new lease accounting standard, IFRS 16, which increased finance costs by $53 million, as well as a higher level of average debt in fiscal 2020.

Impairment of interests in associates was $22 million for fiscal 2020, an increase of $13 million, or 144.4%, compared to the prior year period.

Tax was $307 million for fiscal 2020, an increase of $44 million, or 16.7%, compared to the prior year period. The Company’s effective tax rate attributable to continuing operations was 24.3% for fiscal 2020 compared to 19.9% for fiscal 2019. The increase of 4.4% was primarily due to Swiss tax reform.

Profit from continuing operations for fiscal 2020 was $954 million, a decrease of $107 million, or 10.1%, compared to the prior year period. This decrease was primarily a result of revenue decline as noted above, partially offset by lower operating costs.

Profit from discontinued operations for fiscal 2020 was $7 million, a decrease of $40 million, or 85.1%, compared to the prior year period. This decrease was primarily due to the disposal of the remainder of the Nordic business in fiscal 2019, which was classified as a discontinued operation.

Segment Results of Operations for Fiscal 2020 and Fiscal 2019

United States

	Year Ended July 31,
	2020	2019
	$ million
Revenue	18,857	18,358
Underlying trading profit(1)	1,587	1,508

(1)	See Note 2 to the Group’s audited consolidated financial statements included in this registration statement for additional information.

Revenue for the United States segment was $18.9 billion in fiscal 2020, an increase of $499 million, or 2.7%, compared to the prior year period. This increase was primarily due to $355 million from acquisitions, $76 million from one additional trading day in fiscal 2020 and to a lesser extent, sales volume growth within the residential and civil/infrastructure end markets.

The following table illustrates revenue growth by end market:

	% of United States segment revenue Fiscal 2020	United States segment revenue growth Fiscal 2020
Residential	~54	5%
Commercial	~32	1%
Civil/Infrastructure	~7	9%
Industrial	~7	(10)%

Total		2.7%

In fiscal 2020, revenue from the residential and commercial end markets grew 5% and 1% respectively, primarily driven by increased sales volume of core plumbing, HVAC and own brand products. Revenue from the civil/infrastructure end market grew 9%, primarily driven by increased sales volume of water management related products and services. Revenue from the industrial end market declined 10% due to lower sales volume across all major product categories.

Underlying trading profit for the United States segment was $1.6 billion for fiscal 2020, an increase of $79 million, or 5.2%, compared to the prior year period. This increase was primarily the result of sales volume growth within the residential and civil/infrastructure end markets. The remainder of underlying trading profit growth was due to acquisitions and the impact of one additional trading day in fiscal 2020.

United Kingdom

	Year Ended July 31,
	2020	2019
	$ million
Revenue	1,879	2,281
Underlying trading profit(1)	8	65

(1)	See Note 2 to the Group’s audited consolidated financial statements included in this registration statement for additional information.

Revenue for the United Kingdom segment was $1.9 billion in fiscal 2020, a decrease of $402 million, or 17.6%, compared to the prior year period. The decline in revenue was attributed to lower sales volume of $357 million driven by reduced sales to the repairs, maintenance and improvement sector, due in part to the COVID-19 pandemic and a $58 million decline from the disposal of a small non-core online consumer business. The remainder of the change in revenue was from foreign currency translation and acquisitions.

Underlying trading profit for the United Kingdom segment was $8 million in fiscal 2020, a decrease of $57 million, or 87.7%, compared to the prior year period. This decrease was principally a result of sales volume decline due in part to the COVD-19 pandemic.

Canada

	Year Ended July 31,
	2020	2019
	$ million
Revenue	1,083	1,371
Underlying trading profit(1)	43	76

(1)	See Note 2 to the Group’s audited consolidated financial statements included in this registration statement for additional information.

Revenue for the Canada segment was $1.1 billion in fiscal 2020, a decrease of $288 million, or 21.0%, compared to the prior year period. The decline in revenue was attributed to lower sales volume of $123 million driven by reduced sales to the residential markets, due in part to the COVID-19 pandemic. The disposal of Wasco, a Dutch plumbing and heating business, reduced revenue by $175 million. The remainder of the decrease was due to foreign currency translation.

Underlying trading profit for the Canada segment was $43 million in fiscal 2020, a decrease of $33 million, or 43.4%, compared to the prior year period. This decrease was primarily a result of sales volume decline due in part to the COVID-19 pandemic.

Group Results of Operations for Fiscal 2019 and Fiscal 2018

The table below summarizes our income statement and certain other measures for the periods indicated and should be read in conjunction with, and is qualified in its entirety by reference to, the 2019 audited consolidated financial statements and notes thereto, which are included in this registration statement.

	Year Ended July 31,
	2019	2018
	$ million
Revenue	22,010	20,752
Cost of sales	(15,552)	(14,708)

Gross profit	6,458	6,044

Operating costs	(5,056)	(4,684)

Operating profit	1,402	1,360

Finance costs	(86)	(61)
Finance income	12	8
Share of profit after tax of associate	2	2
Gain on disposal of interests in associates	3	—
Impairment of interests in associates	(9)	(122)

Profit before tax	1,324	1,187
Tax	(263)	(346)

Profit from continuing operations	1,061	841
Profit from discontinued operations	47	426

Profit for the period	1,108	1,267

Revenue was $22.0 billion in fiscal 2019, an increase of $1.3 billion, or 6.1%, compared to the prior year period. This increase was primarily due to an increase of $302 million from higher sales volume, driven by the residential and commercial end markets, $609 million from sales price inflation and $760 million from acquisitions, partially offset by a decrease of $52 million due to the impact of one fewer trading day in fiscal 2019, $187 million from the disposal of businesses and $174 million from foreign currency translation.

Cost of sales was $15.6 billion for fiscal 2019, an increase of $844 million, or 5.7%, compared to the prior year period. This increase was primarily a result of the factors discussed above.

Gross profit was $6.5 billion in fiscal 2019, an increase of $414 million, or 6.8%, compared to the prior year period. This increase was primarily a result of the factors discussed above. The gross profit margin of 29.3% increased 20 basis points from 29.1% in fiscal 2018, predominantly due to the favorable mix impact of acquisitions, driving margins higher.

Operating costs were $5.1 billion for fiscal 2019, an increase of $372 million, or 7.9%, compared to the prior year period. This increase was primarily due to $250 million in staff cost increases reflecting a 5.5% increase in the average number of associates, wage inflation and an increase in commissions and bonuses. The remaining increase in operating costs was primarily due to the increase in sales volume during fiscal 2019 discussed above.

Finance costs were $86 million for fiscal 2019, an increase of $25 million, or 41.0%, compared to the prior year period. This increase was primarily due to a higher level of average debt, including the issuance of $750 million aggregate principal amount of 4.5% notes due 2028.

Impairment of interests in associates was $9 million for fiscal 2019, a decrease of $113 million, or 92.6%, compared to the prior year period. The decrease was due to the impairment of the interest held in Meier Tobler

AG in fiscal 2018 due to difficult trading conditions for the Meier Tobler Group, an investment in which the Company had a 28.875% minority holding.

Tax was $263 million for fiscal 2019, a decrease of $83 million, or 24.0%, compared to the prior year period. The Company’s effective tax rate attributable to continuing operations was 19.9% for fiscal 2019 compared to 29.1% for fiscal 2018. The decrease of 9.2% was primarily driven by a reduction in the United States federal tax rate from 35% to 21%.

Profit from continuing operations for fiscal 2019 was $1.1 billion, an increase of $220 million, or 26.2%, compared to the prior year period. This increase was primarily due to the above factors.

Profit from discontinued operations for fiscal 2019 was $47 million, a decrease of $379 million, or 89.0%, compared to the prior year period. This decrease was primarily due to the disposal of the Nordic business in fiscal 2018, which was classified as a discontinued operation.

Segment Results of Operations for Fiscal 2019 and Fiscal 2018

United States

	Year Ended July 31,
	2019	2018
	$ million
Revenue	18,358	16,670
Underlying trading profit(1)	1,508	1,406

(1)	See Note 2 to the Group’s audited consolidated financial statements included in this registration statement for additional information.

Revenue for the United States segment was $18.4 billion in fiscal 2019, an increase of $1.7 billion, or 10.1%, compared to the prior year period. This increase was primarily due to an increase of $510 million from higher sales volume, driven by the residential and commercial end markets, and $531 million from sales price inflation, as well as $703 million from acquisitions, partially offset by a decrease of $56 million due to the impact of one fewer trading day in fiscal 2019.

The following table illustrates revenue growth by end market:

	% of United States segment revenue Fiscal 2019	United States segment revenue growth Fiscal 2019
Residential	~52	10%
Commercial	~33	10%
Civil/Infrastructure	~7	7%
Industrial	~8	11%

Total		10.1%

In fiscal 2019, revenue from the residential and commercial end markets grew 10% and 10% respectively, primarily driven by increased sales volume of core plumbing, HVAC and own brand products. Revenue from the civil/infrastructure end market grew 7%, primarily driven by increased sales volume of water management related products and services. Revenue from the industrial end market grew 11%, primarily from increased product sales of pipe, valves and fittings.

Underlying trading profit for the United States segment was $1.5 billion, an increase of $102 million, or 7.3%, compared to the prior year period. This increase was primarily due to $74 million growth from sales volume and sales price inflation due to the above factors. The remainder of underlying trading profit growth was due to acquisitions, partly offset by the impact of one fewer trading day in fiscal 2019.

United Kingdom

	Year Ended July 31,
	2019	2018
	$ million
Revenue	2,281	2,568
Underlying trading profit(1)	65	73

(1)	See Note 2 to the Group’s audited consolidated financial statements included in this registration statement for additional information.

Revenue for the United Kingdom segment was $2.3 billion in fiscal 2019, a decrease of $287 million, or 11.2%, compared to the prior year period. This decrease was principally due to $159 million from the closure of branches and low margin wholesale distribution businesses as part of the restructuring program in 2018 and sales volume declines driven by reduced sales to the repairs, maintenance and improvement sector. The remainder of the decrease was due to $113 million of foreign currency translation and the disposal of a small non-core online consumer business.

Underlying trading profit for the United Kingdom segment was $65 million, a decrease of $8 million, or 11.0%, compared to the prior year period. This decrease was principally a result of sales volume decline due to the above factors as well as foreign currency translation.

Canada

	Year Ended July 31,
	2019	2018
	$ million
Revenue	1,371	1,514
Underlying trading profit(1)	76	83

(1)	See Note 2 to the Group’s audited consolidated financial statements included in this registration statement for additional information.

Revenue for the Canada segment was $1.4 billion in fiscal 2019, a decrease of $143 million, or 9.4%, compared to the prior year period. This decrease was primarily due to the disposal of Wasco, a Dutch plumbing and heating business, which reduced revenue by $150 million and the impact of foreign currency translation, which reduced revenue by $61 million. The remainder of the change in revenue was due to revenue from acquisitions of $57 million, fully offsetting lower sales volume in the residential markets.

Underlying trading profit for the Canada segment was $76 million, a decrease of $7 million, or 8.4%, compared to the prior year period. This decrease was primarily the result of the disposal of Wasco, as well as sales volume decline due to the above factors and foreign currency translation, fully offsetting underlying trading profit from acquisitions.

B	Liquidity and Capital Resources

Overview

The Group relies on continued access to funding in order to meet its operating obligations, to support investment in the organic growth of the business and to make acquisitions when opportunities arise. Its sources of funding include cash flows generated by operations and borrowings from banks and other financial institutions. The Company believes that the working capital available to the Group is sufficient for the Group’s present requirements, that is, for at least the next 12 months following the date of this registration statement.

As at July 31, 2020, the Company’s borrowings (excluding bank overdrafts) were $2.9 billion, and the Group had $4.1 billion of available liquidity (comprising readily available cash of $1.9 billion and $2.2 billion of undrawn facilities). The Group anticipates that it will be able to meet its debt obligations as they become due.

Capital resources

The Group seeks a balance between certainty of funding and a flexible, cost-effective borrowings structure. The Group maintains a policy of ensuring sufficient borrowing headroom to finance all investment and anticipated bolt-on acquisitions for the following financial year with an additional contingent safety margin.

The Group’s total borrowings were $3.2 billion and $2.3 billion as at July 31, 2020 and 2019, respectively, and includes:

	As at July 31,
	2020	2019
	$ million
Bank overdrafts	248	47

Bank and other loans	—	—
Senior unsecured loan notes	2,918	2,297

Total borrowings	3,166	2,344

Debt Facilities

The following section summarizes certain material provisions of our material debt. The following description is only a summary of the material provisions of the Multicurrency Revolving Credit Facility, Bilateral loan, Trade Receivables Securitization Arrangements, Private Placements Notes, 2018 4.5% Notes, and 2020 3.25% Notes, and does not purport to be complete and is qualified in its entirety by reference to the documents governing such indebtedness.

Multicurrency Revolving Credit Facility

Our Multicurrency Revolving Credit Facility is governed by the Multicurrency Revolving Credit Facility Agreement, dated as at March 10, 2020, among the Company and Wolseley Limited (now known as Ferguson UK Holdings Limited), as original borrowers and original guarantors, the lenders and arrangers party thereto, and the agent.

The Multicurrency Revolving Credit Facility consists of a $1.1 billion unsecured, multicurrency revolving loan facility, which terminates in March 2025. The Multicurrency Revolving Credit Facility contains the ability for the original borrowers and original guarantors to apply to the lenders requesting they grant a further one-year extension to the then maturity date on both the first and second anniversary of the facility being signed. Borrowings are available to each of the borrowers under the Multicurrency Revolving Credit Facility, including future subsidiaries that accede as borrowers under the Multicurrency Revolving Credit Facility, and bear interest at a rate equal to the sum of LIBOR, or in relation to any loan in Canadian dollars, CDOR, plus an applicable margin determined based on our public credit ratings. We are required to pay a quarterly commitment fee and utilization fee in certain circumstances.

The borrowers under the Multicurrency Revolving Credit Facility are permitted to prepay and re-borrow amounts outstanding under the Multicurrency Revolving Credit Facility, in whole or in part, at any time. All obligations under our Multicurrency Revolving Credit Facility are unconditionally guaranteed by the Company and Wolseley Limited (now known as Ferguson UK Holdings Limited), to the extent each entity is not the borrower. In certain circumstances, the Multicurrency Revolving Credit Facility provides that outstanding amounts drawn must be prepaid by the borrowers.

The Multicurrency Revolving Credit Facility contains certain customary affirmative covenants, as well as certain customary negative covenants that, among other things, restrict, subject to certain exceptions, the ability of the Company and its subsidiaries to incur indebtedness, grant liens on present or future assets and revenues, sell assets, or engage in acquisitions, mergers or consolidations. The Multicurrency Revolving Credit Facility also contains certain events of default and cross-default provisions. As at July 31, 2020, no borrowings were outstanding under the Multicurrency Revolving Credit Facility.

Bilateral Loan

In March 2020, the Company and Wolseley Limited (now known as Ferguson UK Holdings Limited), as original borrowers and original guarantors, entered into a $500 million bilateral loan agreement with Sumitomo Mitsui Banking Corporation (“SMBC”) which expires on March 31, 2021 (the “Sumitomo Bilateral Loan Agreement”). The Sumitomo Bilateral Loan Agreement contains commercial terms similar to those of the Multicurrency Revolving Credit Facility, and the Company has the ability to request that SMBC, at their option, extend this agreement for a further 364 days. As at July 31, 2020, no borrowings were outstanding under the Sumitomo Bilateral Loan Agreement.

Trade Receivables Securitization Arrangements

Our Trade Receivables Securitization Arrangements are governed by: (i) the Receivables Purchase Agreement, dated as at July 31, 2013, as further amended, supplemented and restated, among the Company, Ferguson Receivables, LLC (“Ferguson Receivables”) as seller, Ferguson Enterprises, LLC (“Ferguson Enterprises”) as servicer, the originators, the lenders as conduit purchasers and committed purchasers, letters of credit banks, facility agents, administrative agent and co-administrative agent party each thereto; and (ii) the Purchase and Contribution Agreement, dated as at July 31, 2013, as further amended, supplemented and restated, among Ferguson Enterprises and its various subsidiaries party thereto as originators and Ferguson Receivables as purchaser.

The Trade Receivables Securitization Arrangements consist of trade receivables funding for up to $600 million, terminating in December 2021. Such arrangements provide for purchases of undivided ownership interests in a revolving pool of certain of the Group’s trade receivables and related security generated by the originators, transferred to the seller which are, in turn, securitized against lending advances made by the conduit purchasers and committed purchasers. At all times all borrowings under the Trade Receivables Securitization Arrangements are recorded on the balance sheet of the Group.

Fees are payable under the Trade Receivables Securitization Arrangements at a rate equal to LIBOR plus an applicable margin, determined based on our leverage ratio, which is defined as the ratio of net debt to Adjusted EBITDA (each as defined therein).

The Trade Receivables Securitization Arrangements contain certain customary affirmative covenants, as well as certain customary negative covenants that, among other things, restrict, subject to certain exceptions, the ability of the Company and its subsidiaries party thereto from incurring indebtedness, granting additional liens on the receivables and selling assets or engaging in acquisitions, mergers or consolidations.

In addition, subject to certain exceptions, the Trade Receivables Securitization Arrangements require us to maintain a leverage ratio, the level of which determines the value we receive for our pledged collateral and the extent of our financial reporting obligations. The Trade Receivables Securitization Arrangements also contain certain customary events of default and cross-default provisions. The Trade Receivables Securitization Arrangements also require that our performance in relation to trade receivables remains at set levels (specifically relating to timely payments being received from debtors and in relation to the amount of debt written off as bad debt) and that a required level of trade receivables be generated and available to support the borrowings under the arrangements. As at July 31, 2020, no drawdowns had been advanced under the Trade Receivables Securitization Arrangements.

Private Placement Notes

In November 2017, Wolseley Capital, Inc. (“Wolseley Capital”) privately placed $450 million aggregate principal private placement notes (collectively, the “2017 Private Placement Notes”) guaranteed by the Company pursuant to a note and guarantee agreement dated as at November 30, 2017. The 2017 Private Placement Notes consist of $55 million of 3.30% Series L Guaranteed Senior Notes due November 30, 2023 (the “3.30% Series L Notes”), $150 million of 3.44% Series M Guaranteed Senior Notes due November 30, 2024 (the “3.44% Series M Notes”), $150 million of 3.51% Series N Guaranteed Senior Notes due November 30, 2026 (the “3.51% Series N Notes”, and together with the 3.30% Series L Notes and 3.44% Series M Notes, the “Fixed Rate 2017 Private Placement Notes”) and $95 million of Floating Rate Series O Guaranteed Senior Notes due November 30, 2023 (the “Floating Rate 2017 Private Placement Notes”).

In June 2015, Wolseley Capital privately placed $800 million aggregated principal private placement notes (collectively, the “2015 Private Placement Notes”) guaranteed by the Company pursuant to a note and guarantee agreement dated as at June 25, 2015. The 2015 Private Placement Notes consist of $250 million of 3.43% Series I Guaranteed Senior Notes due September 1, 2022, $400 million of 3.73% Series J Guaranteed Senior Notes due September 1, 2025 and $150 million of 3.83% Series K Guaranteed Senior Notes due September 1, 2027.

In November 2005, Wolseley Capital, privately placed $281 million of 5.32% Series F Guaranteed Senior Notes due November 2020 (the “2005 Private Placement Notes” and together with the 2017 Private Placement Notes and 2015 Private Placement Notes, the “Private Placement Notes”) guaranteed by the Company pursuant to a note and guarantee agreement dated as at November 16, 2005. The 2005 Private Placement Notes matured on November 16, 2020.

Interest on the Fixed Rate 2017 Private Placement Notes is payable semi-annually on May and November 30 of each year. Interest on the Floating Rate 2017 Private Placement Notes is payable quarterly on February 28, May 30, August 30 and November 30 of each year. Interest on the 2015 Private Placement Notes is payable semi-annually on March and September 1 of each year. Interest on the 2005 Private Placement Notes was payable semi-annually on May and November 15 of each year.

Wolseley Capital’s obligations under the note and guarantee agreements are unconditionally guaranteed by the Company and Wolseley Limited (now known as Ferguson UK Holdings Limited). Wolseley Capital may repay the Private Placement Notes, in whole or in part, at any time at a price equal to 100% of the principal amount being prepaid plus a “make-whole” prepayment premium. Wolseley Capital is also required to consult with noteholders upon a change of control and any consequent proposed amendments to the terms of the Private Placement Notes and if no agreement is reached regarding any proposed changes offer to repurchase the notes at a price equal to 100% of their principal amount plus accrued interest.

The note purchase agreements contain certain customary affirmative covenants, as well as certain customary negative covenants that, among other things, restrict, subject to certain exceptions, the Company’s non-guarantor subsidiaries’ ability to incur indebtedness and the Group’s ability to enter into affiliate transactions, grant liens on its assets, sell assets, or engage in acquisitions, mergers or consolidations. In addition, subject to certain exceptions, the note purchase agreements require us to maintain a leverage ratio as described above.

The Private Placement Notes contain customary events of default. Upon an event of default and an acceleration of the Private Placement Notes, the Company must repay the Private Placement Notes plus a make-whole premium and accrued and unpaid interest.

2018 4.5% Notes

In October 2018, Ferguson Finance plc (“Ferguson Finance”) issued $750 million of 4.5% Notes due 2028 (the “2018 4.5% Notes”) fully and unconditionally guaranteed on a direct, unsubordinated and unsecured senior basis by the Company and Wolseley Limited (now known as Ferguson UK Holdings Limited). Interest is payable semi-annually on April 24 and October 24, until the 2018 4.5% Notes mature on October 24, 2028. Ferguson Finance may redeem, in whole or in part, the 2018 4.5% Notes (i) at 100% of the principal amount on the notes being redeemed plus a “make-whole” prepayment premium at any time prior to three months before the October 24, 2028 maturity date (the “2018 4.5% Notes Par Call Date”) or (ii) after the 2018 4.5% Notes Par Call Date at 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest on the principal being redeemed. Ferguson Finance, the Company and Wolseley Limited (now known as Ferguson UK Holdings Limited) have agreed to covenants, subject to certain exceptions, which include limitations on the granting of liens and on mergers and acquisitions. The 2018 4.5% Notes contain customary events of default and upon an event of default and failure by Ferguson Finance to cure such default or secure a waiver of the default and rescission of acceleration from holders of a majority of the aggregate principal of the 2018 4.5% Notes then outstanding, it must repay the 2018 4.5% Notes plus accrued and unpaid interest.

2020 3.25% Notes

In June 2020, Ferguson Finance issued $600 million of 3.25% Notes due 2030 (the “2020 3.25% Notes”) fully and unconditionally guaranteed on a direct, unsubordinated and unsecured senior basis by the Company and Wolseley Limited (now known as Ferguson UK Holdings Limited). Interest is payable semi-annually on June 2 and December 2, until the 2030 3.25% Notes mature on June 2, 2030. Ferguson Finance may redeem, in whole or in part, the 2020 3.25% Notes (i) at 100% of the principal amount on the notes being redeemed plus a “make-whole” prepayment premium at any time prior to three months before the June 2, 2030 maturity date (the “2020 3.25% Notes Par Call Date”) or (ii) after the 2020 3.25% Notes Par Call Date at 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest on the principal being redeemed. Ferguson Finance, the Company and Wolseley Limited (now known as Ferguson UK Holdings Limited) have agreed to covenants, subject to certain exceptions, which include limitations on the granting of liens and on mergers and acquisitions. The 2020 3.25% Notes contain customary events of default and upon an event of default and failure by Ferguson Finance to cure such default or secure a waiver of the default and rescission of acceleration from holders of a majority of the aggregate principal of the 2020 3.25% Notes then outstanding, it must repay the 2020 3.25% Notes plus accrued and unpaid interest.

As at July 31, 2020, the maturity profile of the Group’s borrowings and undrawn facilities were as follows:

	As at July 31, 2020
	Current	Non-current	Total
	$ million
Bank overdrafts	248	—	248
Senior unsecured loan notes	283	2,635	2,918

Total	531	2,635	3,166

Bank overdrafts at July 31, 2020 of $248 million is part of the Group’s cash pooling arrangements where there is an equal and opposite balance included within cash and cash equivalents. These amounts are subject to a master netting arrangement.

Non-current loans at July 31, 2020 are repayable as follows:

As at July 31, 2020
$ million
Due in one to two years	—
Due in two to three years	250
Due in three to four years	150
Due in four to five years	150
Due in over five years	2,085

Total	2,635

There have been no significant changes during the year to the Group’s policies on accounting for, valuing and managing the risk of financial instruments.

Capital expenditure

Our strategy of investing in the development of the Group’s business models is supported by capital expenditure. Capital expenditure totaled $653 million, $1.1 billion and $715 million in fiscal 2020, fiscal 2019 and fiscal 2018, respectively. These investments were primarily for acquisitions and strategic projects to support future growth, such as new distribution centers, distribution hubs, technology, processes and network infrastructure.

	Year Ended July 31,
	2020	2019	2018
Capital Expenditure	$ million
Acquisition of businesses (net of cash acquired)	351	657	416
Purchases of property, plant and equipment	215	382	265
Purchases of intangible assets	87	36	34

Total	653	1,075	715

Total capital expenditure at the date of this registration statement for fiscal 2021 was $550 million, of which $250 million was for acquisitions and $300 million for purchases of property, plant and equipment and intangible assets, primarily in the United States. This was principally financed through operating cash flows.

Contractual obligations

The table below sets forth the Group’s anticipated contractual cash outflows (excluding interest income and income from derivatives), including interest payable in respect of its trade and other payables and bank borrowings on an undiscounted basis as at July 31, 2020.

	As at July 31, 2020
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations	$ million
Debt including lease liabilities(a)	4,235	561	798	631	2,245
Interest on debt(b)	876	148	248	195	285
Trade(c) and other payables(d)	3,183	2,889	54	29	211

Total	8,294	3,598	1,100	855	2,741

(a)	See Note 20 to our audited consolidated financial statements for further detail related to debt.

(b)	Interest on debt is calculated using the prevailing interest rate at the balance sheet date.
(c)	Trade payables are entered into with various vendors in the normal course of business to meet operating needs.
(d)

Other payables represent future payments for income taxes, provisions and retirement benefit plans. See Notes 5, 21 and 22 respectively, to our audited consolidated financial statements for further details.

Cash Flow

The table below summarizes the Group’s cash flow for fiscal 2020, fiscal 2019 and fiscal 2018.

	Year ended July 31,
	2020	2019	2018
	$ million
Net cash generated from operating activities	1,868	1,290	1,036
Net cash (used in)/generated from investing activities	(606)	(783)	700
Net cash (used in)/generated from financing activities	(485)	131	(1,857)

Net cash generated/(used)	777	638	(121)
Cash, cash equivalents and bank overdrafts at the beginning of the year	1,086	458	586
Effects of exchange rate changes	4	(10)	(7)

Cash, cash equivalents and bank overdrafts at the end of the year	1,867	1,086	458

Cash flows from operating activities

Net cash generated from operating activities was $1.9 billion in fiscal 2020 and $1.3 billion in fiscal 2019. The $578 million, or 44.8%, increase in cash flow from operating activities in fiscal 2020, compared to fiscal 2019 was principally a result of the change in presentation of rental costs due to IFRS 16, increasing cash generated from operating activities by $348 million.

Net cash generated from operating activities was $1.3 billion in fiscal 2019 and $1.0 billion in fiscal 2018. The $254 million, or 24.5%, increase in cash flow from operating activities in fiscal 2019, compared to fiscal 2018, was principally a result of strong performance in the United States segment for fiscal 2019 and additional pension plan contributions of $99 million in fiscal 2018.

Cash flows from investing activities

Net cash used in investing activities was $606 million in fiscal 2020 and $783 million in fiscal 2019. The $177 million, or 22.6%, decrease in cash outflow from investing activities in fiscal 2020, compared to fiscal 2019, was primarily a result of fewer acquisitions, a reduction in cash used of $306 million, and reduced spend on purchases of property, plant and equipment, a reduction in cash used of $167 million, fully offsetting a reduction in cash generated from the disposals of businesses of $194 million.

Net cash used in investing activities was $783 million in fiscal 2019 compared to net cash generated from investing activities of $700 million in fiscal 2018. The $1.5 billion, or 211.9%, decrease in cash flow from investing activities was principally a result of the disposal proceeds from the Nordic business of $1.3 billion in fiscal 2018 and an increase in acquisitions of $241 million in fiscal 2019.

Cash flows from financing activities

Net cash used in financing activities was $485 million in fiscal 2020 compared to net cash generated from financing activities of $131 million in fiscal 2019. The $616 million decrease in cash provided from financing activities was primarily driven by an increase in Treasury share purchases of $301 million and the change in presentation of lease liability capital payments of $295 million as a result of IFRS 16.

Net cash generated from financing activities was $131 million in fiscal 2019 compared to net cash used in financing activities of $1.9 billion in fiscal 2018. The $2.0 billion increase in cash provided from financing activities was primarily driven by a reduction in purchase of Treasury shares of $525 million, a reduction in dividends paid to shareholders of $914 million, resulting from a special dividend paid to shareholders of $969 million in fiscal 2018, and an increase in proceeds from long term debt and short term debt of $298 million in fiscal 2019.

Transfer of Funds to the Company

There are no legal or economic restrictions, including under the agreements governing the Multicurrency Revolving Credit Facility, Trade Receivables Securitization Arrangements, Private Placement Notes, Bilateral Loan, 2018 4.5% Notes, and 2020 3.25% Notes that would limit the ability of subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances.

Financial Risk Management Policies and Hedging Activities

The Group is exposed to market risks arising from its international operations and the financial instruments which fund them. The main risks arising from the Group’s financial instruments are foreign currency risk, interest rate risk and liquidity risk. The Group has well-defined policies for the management of foreign currency risk, interest rate risk, liquidity risk and counterparty exposures, which have been consistently applied during fiscal 2020, fiscal 2019 and fiscal 2018. By the nature of its business, the Group also has trade credit and commodity price exposures, the management of which is delegated to the operating businesses. There has been no change since the previous year in the major financial risks faced by the Group.

For a description of our key policies, please refer to Note 20 to the consolidated audited financial statements, included in this registration statement.

The Group has cash balances deposited for short periods with financial institutions and enters into certain contracts (such as interest rate swaps) which entitle the Group to receive future cash flows from financial institutions. These transactions give rise to credit risk on amounts due from counterparties with a maximum exposure of $1.9 billion. This risk is managed by setting credit and settlement limits for a panel of approved counterparties. The limits are approved by our treasury committee and ratings are monitored regularly.

Critical Accounting Estimates

In applying the Group’s accounting policies, various transactions and balances are valued using estimates or assumptions. Should these estimates or assumptions prove incorrect there may be an impact on the following year’s financial statements. Management believes that the estimates and assumptions that have been applied would not give rise to a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Management has exercised judgment in evaluating the impact of COVID-19 on the financial statements. Management assessed areas relevant for the Group which had the potential to be impacted such as: expected credit losses; inventory impairment; goodwill; intangible and tangible asset impairment; and deferred tax asset recognition. Management have concluded there was no material impact in these areas and no new sources of estimation uncertainty.

Our most significant accounting policies, including Revenue Recognition and Inventories, are described in Note 1 “Accounting policies” to the audited consolidated financial statements. Some of those significant accounting policies require management to make difficult, subjective, or complex judgments, or estimates. Our most critical accounting estimates, include the following:

•	Leases: the determination of whether extension and termination options are reasonably certain to be exercised.

•	Pensions and other post-retirement benefits: the selection of the bonds to include when determining the discount rate.

Internal Control Over Financial Reporting

In connection with the preparation of our fiscal 2020 consolidated financial statements, we and our independent registered public accounting firm identified a material weakness related to: (i) a lack of segregation of duties associated with an employee having administrator access to our consolidation system while also having the ability to prepare and post manual journal entries without independent review; and (ii) lack of precision in and evidence of the review of consolidation and related journal entries. While there were no misstatements to the fiscal 2020 consolidated financial statements as a result of this material weakness, subsequent to our issuance of our fiscal 2020 consolidated financial statements, we have partially addressed this specific material weakness by removing the administrator access from the employee and will enhance our review of manual journal entries with the appropriate level of precision and retention of evidence of review by an independent reviewer who does not have the ability to prepare and post manual journal entries.

In addition, we and our independent registered public accounting firm identified a material weakness related to the presentation of deferred tax assets and deferred tax liabilities. Specifically, in connection with the preparation of our fiscal 2020 consolidated financial statements, we and our independent registered public accounting firm identified that our U.S. deferred tax assets and U.S. deferred tax liabilities associated with our accounting for leases in accordance with IFRS 16 “Leases”, were presented within the consolidated balance sheet on a gross basis as opposed to a net basis in accordance with IAS 12, “Income Taxes”. This presentation error was corrected prior to the issuance of our fiscal 2020 consolidated financial statements. To address this material weakness, we will enhance our review of the presentation of deferred taxes within our consolidated financial statements.

We plan to continue to take measures to design and implement an effective control environment. However, we cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate such material weaknesses or prevent future material weaknesses. If we are unable to successfully maintain internal control over financial reporting, or identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investor confidence in us may be adversely affected and, as a result, the value of our ordinary shares.

C	Research and Development, Patents and Licenses, Etc.

Not applicable.

D	Trend Information

For a discussion of trend information, see “—A. Operating Results—Key factors affecting results of operations.”

E	Off-Balance Sheet Arrangements

None.

F	Tabular Disclosure of Contractual Obligations

For a discussion of contractual obligations, see “—B. Liquidity and Capital Resources—Contractual obligations.”

Item 6.	Directors, Senior Management and Employees

A	Directors and Senior Management

The following table lists the names and positions of each member of the Board.

Name	Position
Geoff Drabble	Chairman
Kevin Murphy	Group Chief Executive and Executive Director
Bill Brundage	Group Chief Financial Officer and Executive Director
Alan Murray	Senior Independent Non-Executive Director and Employee Engagement Director
Tessa Bamford	Independent Non-Executive Director
Cathy Halligan	Independent Non-Executive Director
Tom Schmitt	Independent Non-Executive Director
Nadia Shouraboura	Independent Non-Executive Director
Jacky Simmonds	Independent Non-Executive Director

Biographical information for each member of the Board is set forth below.

Geoff Drabble, Chairman. Mr. Drabble was appointed as Non-Executive Director in May 2019 and as Chairman in November 2019. Mr. Drabble has extensive leadership experience in the distribution, technology and manufacturing sectors, and has a deep knowledge of United States markets and operating conditions. He served as Chief Executive of Ashtead Group plc, a FTSE 100 industrial equipment rental company, for 12 years, during which he presided over a period of unprecedented growth in the business and was instrumental in creating a strong culture. He was previously an executive director of The Laird Group plc, where he was responsible for its Building Products division, and held a number of senior management positions at Black & Decker. Mr. Drabble currently serves as non-executive director at Howden Joinery Group plc and is a non-executive director and Chairman Designate at DS Smith Plc.

Kevin Murphy, Group Chief Executive and Executive Director. Mr. Murphy was appointed as Executive Director in August 2017 and Group Chief Executive in November 2019. Mr. Murphy is a culture champion with strong executive leadership skills, has deep Group and industry knowledge, and strategic operational experience. Mr. Murphy has significant experience in strategic development and delivering operational performance improvements. Mr. Murphy joined Ferguson in 1999 as an operations manager following the acquisition of his family’s business, Midwest Pipe and Supply. Prior to his appointment as Group Chief Executive, he held a number of leadership positions in the Group’s Waterworks division and was Chief Operating Officer of Ferguson Enterprises from 2007 to 2017. He was Chief Executive Officer, USA from 2017 until his appointment as Group Chief Executive in 2019. Since Mr. Murphy’s appointment to the Board in 2017, the business had generated strong, profitable growth and continued to take market share under his leadership.

Bill Brundage, Chief Financial Officer and Executive Director. Mr. Brundage was appointed Group Chief Financial Officer and Executive Director in November 2020. Mr. Brundage has considerable financial management and operational experience and significant Group knowledge. Mr. Brundage is a certified public accountant with extensive Company experience. Mr. Brundage joined Ferguson in 2003 as manager of finance and was promoted to Corporate Controller two years later. In 2008, he was promoted to Vice President of Finance, a position he held until his promotion to Senior Vice President of Finance in 2016. Mr. Brundage was then appointed as Chief Financial Officer for Ferguson Enterprises, the US business, in 2017. Previously, Mr. Brundage spent five years at PricewaterhouseCoopers in the United States as a senior associate.

Alan Murray, Senior Independent Non-Executive Director and Employee Engagement Director. Mr. Murray was appointed as Independent Non-Executive Director in January 2013 and as Senior Independent

Non-Executive Director in October 2013. Mr. Murray has considerable international operational and financial experience and extensive executive management experience within global businesses. He is a qualified chartered management accountant with extensive business leadership skills, executive and board experience and global business and financial reporting expertise. From 2002 to 2007, Mr. Murray served as Group Chief Executive of Hanson plc, where he had previously served as Finance Director and Chief Executive of Hanson Building Materials America. He served on the Management Board and Supervisory Board of HeidelbergCement AG and as a non-executive director of International Power plc. Currently, Mr. Murray serves as non-executive director of O-I Glass, Inc.

Tessa Bamford, Independent Non-Executive Director. Ms. Bamford was appointed as Independent Non-Executive Director in March 2011. Ms. Bamford has broad business knowledge and extensive boardroom and City of London experience. She has held senior advisory roles in both the United Kingdom and United States across a range of sectors. She held a variety of roles, including corporate finance, at J Henry Schroder & Co and Barclays de Zoete Wedd. She was a founder and director of Cantos Communications and a non-executive director of Barratt Developments plc. Currently, Ms. Bamford is a consultant at Spencer Stuart.

Cathy Halligan, Independent Non-Executive Director. Ms. Halligan was appointed as Independent Non-Executive Director in January 2019. Ms. Halligan is an experienced senior executive with extensive board, digital transformation, digital commerce, data analytics and marketing experience. She has a strong track record in the retail, e-commerce and multi-channel arenas, and has served as the Chief Marketing Officer at Walmart.com and the SVP Sales and Marketing at PowerReviews. In addition, Ms. Halligan has held senior marketing and internet roles at retailer Williams-Sonoma Inc., where she was responsible for leading efforts to launch its brands, such as Pottery Barn, on the web. She was an independent director at Wilton Brands from 2016 to 2018. Currently, Ms. Halligan serves as non-executive director at FLIR Systems, Inc. and Ulta Beauty, Inc.

Tom Schmitt, Independent Non-Executive Director. Mr. Schmitt was appointed as Independent Non-Executive Director in February 2019. Mr. Schmitt has significant operational experience and extensive knowledge of United States and international logistics and supply chain businesses. He is an experienced Chief Executive Officer with significant first-hand leadership experience of the markets in which the Group operates and a track record of driving accelerated profitable growth and promoting integrity, transparency and values-based leadership. Mr. Schmitt’s career started at BP and McKinsey and has encompassed leadership roles at FedEx, AquaTerra Corporation and Schenker AG. He served as a non-executive director of Zooplus AG from 2013 to 2016. Currently, Mr. Schmitt serves as Chairman and Chief Executive Officer of Forward Air Corporation, Inc.

Nadia Shouraboura, Independent Non-Executive Director. Ms. Shouraboura was appointed as Independent Non-Executive Director in July 2017. Ms. Shouraboura has considerable expertise in running complex logistics and supply chain activities, and has extensive experience of cutting edge technology and e-commerce. She has substantial experience of the consumer and technology sectors. Ms. Shouraboura was a Vice President at Amazon.com, Inc. and held management positions at Exelon Power Team, Diamond Management and Starlight Multimedia Inc. She held board level positions at Hointer Inc. and Cimpress N.V. Currently, Ms. Shouraboura is a member of the Supervisory Board of X5 Retail Group N.V. and serves as a non-executive director at Mobile TeleSystems Public Joint Stock Company.

Jacky Simmonds, Independent Non-Executive Director. Ms. Simmonds was appointed as Independent Non-Executive Director in May 2014. Ms. Simmonds has extensive experience in executive remuneration and human resources within large international businesses, and significant knowledge of talent management and employee engagement. She has experience across a number of sectors. Ms. Simmonds has worked as a HR Director in a number of different consumer facing businesses, including VEON Ltd, easyJet plc and TUI Travel plc. She was a member of the Supervisory Board of TUI Deutschland, GmbH and a Director of PEAK Adventure Travel Group Limited. Currently, Ms. Simmonds serves as Chief People Officer of Experian plc.

The following table lists the names and positions of the Senior Management:

Name	Position
Kevin Murphy	Group Chief Executive and Executive Director
Bill Brundage	Group Chief Financial Officer and Executive Director
Ian Graham	Group General Counsel
Sammie Long	Chief Human Resources Officer
Mike Sajor	Group Chief Information Officer

Biographical information for each Senior Manager (other than Kevin Murphy and Bill Brundage, our Executive Directors) is set forth below.

Ian Graham, Group General Counsel. Mr. Graham joined the Group as Group General Counsel in May 2019. He was most recently Senior Vice President, General Counsel and Secretary for BAE Systems, Inc. Prior to that he held senior roles at EMCORE Corporation, UUNET Technologies, Jenner & Block LLP and McKenna & Cuneo LLP.

Sammie Long, Chief Human Resources Officer. Ms. Long was appointed Chief Human Resources Officer in 2017. Before joining the Group, Ms. Long was Chief Human Resources Officer for the Kellogg Company. Prior to her 14-year career in human resources at Kellogg, Ms. Long held human resources positions at Sharp Electronics UK Ltd and Fujitsu Services Europe.

Mike Sajor, Group Chief Information Officer. Mr. Sajor joined the Group as Group Chief Information Officer in January 2018. He was most recently Senior Vice President and Global Chief Information Officer for Apollo Education Group. Mr. Sajor has previously led large IT programs for Ann Inc. (parent company of Ann Taylor/Loft), Merck & Company, Bell Laboratories, AT&T Bell Laboratories and Lucent Technologies.

The business address for each of our directors and senior management is 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire. RG41 5TS.

B	Compensation

For fiscal 2020, the total compensation paid to the Company’s non-executive directors, executive directors and senior management as a group was $17.4 million. The total amounts set aside or accrued by the Company to provide pension, retirement or similar benefits for this group was $0.7 million.

Remuneration of Non-Executive Directors

The remuneration of the Company’s Non-Executive Directors is set by the Board with account taken of the time and responsibility involved in each role, including, where applicable, the Chairmanship of Board Committees. A summary of the annualized fees for fiscal 2020 is as follows:

2019/20 (£000)(1)(2)
Chairman’s Fee	402.0
Non-Executive Director Base Fee	70.0
Additional Fees:
Senior Independent Director	20.5
Chair of Audit Committee	20.5
Chair of Remuneration Committee	20.5
Employee Engagement Director	10.0

Notes:

(1)

All increases to Non-Executive Director and Chairman fees from the prior financial year were broadly in line with the average salary increase awarded to the general workforce, except for the Senior Independent Director whose fee was increased above this rate in order to reflect the significant increase in workload and responsibilities associated with the role.

(2)

The Non-Executive Directors (including the Chairman) also have the benefit of a travel allowance of £2,500 (each way), where there would be a need for intercontinental flight in excess of five hours (one way) based on the home location of the Non-Executive Director or Chairman and the location of the Board (or Committee) meeting, up to a maximum of £30,000 per annum.

The following table sets out the aggregate remuneration received by each Non-Executive Director for fiscal 2020:

	Fees (£000) 2019/20	Benefits(1) (£000) 2019/20
Chairman and Non-Executive Directors(2)
Gareth Davis(3)	201.0	11.5
Geoff Drabble(4)	302.2	10.8
Tessa Bamford	70.0	6.8
Cathy Halligan	70.0	27.7
Alan Murray	114.2	21.2
Tom Schmitt	70.0	23.6
Darren Shapland(5)	27.7	2.1
Nadia Shouraboura	70.0	16.1
Jacky Simmonds	90.5	10.5

Notes:

(1)

The taxable benefits for the Non Executive Directors (including the Chairman) relate to (i) UK taxable benefits and (ii) a travel allowance of £2,500 (each way), where there is a need for intercontinental flight in excess of five hours (one way) based on the home location of the Non Executive Director or Chairman and the location of the Board (or Committee) meeting, up to a maximum of £30,000 per individual per annum. This allowance was introduced in November 2018.

(2)	Neither the Chairman nor the Non-Executive Directors participate in any of the Group’s employee share schemes or received any bonuses or share-based awards for fiscal 2020.
(3)

Gareth Davis remained on the Board through January 31, 2020 to provide support to Geoff Drabble who replaced him as Chairman of the Board. Gareth Davis stepped down in January 2020 and the remuneration shown above is to the date of cessation.

(4)

Geoff Drabble was appointed to the Board on May 22, 2019 and he replaced Gareth Davis as Chairman of the Board on January 31, 2020. The fees reflect that he was a Non Executive Director for part of the financial year before taking over the role of Chairman.

(5)	Darren Shapland stepped down in November 2019 and the remuneration shown above is to the date of cessation.

The Chairman and Non-Executive Directors are not entitled to receive any compensation upon the termination of their appointment and no fees will be payable in respect of any unserved portion of the term of their appointment. Further, Non-Executive Directors are not entitled to participate in the Group’s share, bonus or pension schemes. The Chairman and each Non-Executive Director is entitled to reimbursement from the Company for reasonable expenses incurred in the performance of their duties. The Chairman and Non-Executive Directors may, in certain circumstances and at the Company’s expense, obtain independent professional advice in the furtherance of their duties as directors.

Remuneration of Executive Directors/Senior Management

The aggregate amount of remuneration paid by the Company to the Executive Directors/Senior Management in fiscal 2020 was approximately $15.9 million. This amount comprises salary, annual bonus, car allowance, pension contributions and private medical insurance, and the incentive share options and award granted to the Executive Directors/Senior Management, during fiscal 2020. The table below reflects the amount of compensation paid and benefits in kind granted, to the Executive Directors, during fiscal 2020.

	Salary (000)	Benefits(1) (000)	Bonuses(2) (000)	Share-Based Awards(3) (000)
Executive Directors
Kevin Murphy	$1,062.8	$128.5	$1,141.5	£2,940.8
Mike Powell(4)	£595.0	£20.9	£471.3	£1,785.1
John Martin(5)	£275.2	£27.8	£206.3	£—

(1)

Benefits include (i) pre-tax figures for private health insurance premiums, car benefit (car allowance and/or car), and healthcare benefits. For Kevin Murphy, this also included life insurance premium contributions. For John Martin, until he stepped down as an Executive Director, this included the provision of a driver and associated tax gross up arrangement; (ii) shares in all-employee share plans granted during the year (Kevin Murphy entered into a one-year ESPP savings contract and Mike Powell entered into a three-year UK Sharesave savings contract), the value of which represents the gain, calculated by determining the difference between the option price and the share price at the date the option price was set on the maximum number of shares granted; and (iii) pension benefits (Kevin Murphy participates in the defined contribution pension arrangements of Ferguson Enterprises, receiving contributions of 16% of base salary from Ferguson Enterprises; during fiscal 2020, John Martin and Mike Powell received salary supplements in lieu of Group pension scheme membership).

(2)	Includes bonuses earned during the financial year ended July 31, 2020.
(3)

During fiscal 2020, conditional awards over 43,625 shares and nil-cost options over 26,481 shares were granted to Kevin Murphy and Mike Powell, respectively, on December 5, 2019 under the LTIP (as defined below). The share price used to calculate the face value of those awards was 6,741 pence, which was the average share price over a 10 dealing day period immediately preceding the date of grant.

(4)	Mike Powell stepped down on October 31, 2020.
(5)	John Martin stepped down in November 2019.

Bonuses

The Executive Directors are generally eligible to receive an annual bonus based on an assessment of financial and personal performance during the relevant financial year. The annual bonus earned up to the target level of payout by an Executive Director will be paid in cash, and if shareholding guidelines have been met at the time the bonus is awarded, any amounts of the annual bonus earned in excess of target will also be paid in cash. Alternatively, if shareholding guidelines have not been met at the time the bonus is awarded, amounts earned in excess of target by an Executive Director will be deferred into shares and held subject to the terms of the Deferred Bonus Plan (as described below), and subject to forfeiture for three years (or such other period as our Remuneration Committee considers appropriate) from the date the bonus is awarded. The maximum annual bonus opportunity for an Executive Director who is recruited from or based in the United States is up to 200% of base salary; and for an Executive Director who is recruited from and based in any other geography is up to 150% of base salary. All bonus payments are determined by the Remuneration Committee. The threshold, target and maximum bonus opportunities for each Executive Director for fiscal 2020 were as follows:

	Threshold	Target	Maximum
	as a % of salary
Kevin Murphy(1) (August 1 to November 18, 2019)	56%	110%	140%
Kevin Murphy(1) (November 19, 2019 to July 31, 2020)	49%	110%	150%
Mike Powell	49%	90%	110%
John Martin(2)	56%	100%	120%

(1)

Kevin Murphy’s bonus opportunity was measured on Group and USA business targets and the salary for the relevant period while he was Chief Executive Officer, USA and measured on Group targets and the salary for the relevant period as Group Chief Executive.

(2)	John Martin received a pro-rated bonus payment for the period August 1 to November 19, 2019.

Group Pensions

The Group operates a variety of pension schemes, including funded and unfunded defined benefit schemes in the United Kingdom and overseas. During fiscal 2020, the Group paid an aggregate amount of approximately $0.7 million to Executive Directors/Senior Management under the Group’s pension schemes.

Employee Share Schemes

The following is a summary of the main provisions of the Company Employee Share Plans that have been adopted by the Company. Participation in the schemes by the Executive Directors/Senior Management will be on terms that are consistent with the Company’s remuneration policy from time to time.

The Company maintains the following share schemes for associates: the Deferred Bonus Plan 2019 (“DBP”); the Employee Share Purchase Plan 2019 (“ESPP”); the International Sharesave Plan 2019 (“ISP”); the Long Term Incentive Plan 2019 (“LTIP”); the Ordinary Share Plan 2019 (“OSP”); and the Performance Ordinary Share Plan 2019 (“POSP”) (collectively, the “Company Employee Share Plans”). The following terms are common to each of the Company Employee Share Plans:

Dilution Limits

Newly issued ordinary shares or treasury shares of the Company may be issued to satisfy options and awards granted under any of the Company Employee Share Plans, except for the DBP, OSP and POSP.

No option or award may be granted under any of the Company Employee Share Plans (excluding the DBP, OSP and POSP), if it would cause the number of ordinary shares that have been issued pursuant to awards or options granted in the preceding 10 years, under all of the Company Employee Share Plans and under certain other historic share plans, to exceed 10% of the Company’s issued ordinary share capital at the proposed date of grant. In addition, no option or award may be granted under the executive share plans of the Company Employee Share Plans (excluding the DBP, OSP and POSP) operated by the Company if it would cause the number of ordinary shares that have been issued or may be issued pursuant to awards and options granted in the preceding 10 years under such plans and under certain other historic executive share plans to exceed 5% of the Company’s issued ordinary share capital at the proposed date of grant. These limits do not include options or awards that have lapsed and do not relate to ordinary shares purchased in the market unless they are held in treasury.

Exercise Period

Vested options may be exercised during the earlier of the applicable post-termination dates set forth in the terms of the applicable plan document and/or award agreements and the scheduled expiration date of the options (which is 10 years from the option grant date under the LTIP, 90 days from the option vest date under the POSP and OSP and six months from the option vest date under the ISP and on the date of automatic exercise under the ESPP).

Timing of Grants

Awards and options under the Company Employee Share Plans may normally only be granted within 42 days after the announcement of the Company’s results for any period, although they may be granted at other times if our Remuneration Committee considers that there are exceptional circumstances justifying a grant.

Variations of Share Capital

Options and awards under the Company Employee Share Plans may be adjusted if there is a variation in the Company’s share capital (including a rights issue or any subdivision or consolidation of the share capital) or in the event of a demerger, or payment of a special dividend or similar event that materially affects the market price of the ordinary shares.

Amendments; Termination or Suspension

The Board or, where appropriate, our Remuneration Committee, may amend the Company Employee Share Plans provided that (other than in respect of the DBP, OSP and POSP) the prior approval of Company Shareholders in a general meeting is obtained to any amendments that provide an advantage to participants and that relate to eligibility, the number of ordinary shares that may be issued under the relevant scheme, the individual limit on participation, the terms on the vesting of options or awards, the rights attaching to the ordinary shares or the adjustment of options or awards. The Shareholders’ approval is not required for minor amendments to benefit the administration of a scheme to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for participants or the Company. The Company Employee Share Plans may be terminated or suspended at any time but any termination will not affect participants’ subsisting rights.

Other Provisions

Options and awards granted under the Company Employee Share Plans are personal to the participant and may not be transferred except on death, and such options and awards are not pensionable.

Deferred Bonus Plan 2019

Our Remuneration Committee may grant an award under the DBP to any associate (including an Executive Director/Senior Manager) who was a participant in any annual bonus plan operated by the Group during the financial year immediately preceding the proposed date of grant as a means of deferring part of that associate’s annual bonus into ordinary shares.

Our Remuneration Committee will decide whether the award will be granted in the form of an option, a conditional award or a phantom award, or any combination of these awards. No consideration will be payable for the grant of such awards. An award will be over such number of ordinary shares as have a value equal to the amount of a participant’s annual bonus which they are required to defer. The vesting date of an award will be the third anniversary of the last day of the financial year immediately preceding the proposed date of grant, or such other date as our Remuneration Committee considers appropriate.

If, before an award has vested, a participant ceases to be an associate of the Group then the award shall continue on its original vesting timetable, except that (i) awards will lapse on the date of cessation if a participant ceases to be an associate of the Group by reason of misconduct and (ii) subject to our Remuneration Committee’s discretion, awards may vest on the date of death of an associate or on cessation of employment in other exceptional circumstances.

In the event of a takeover or scheme of arrangement of the Company, awards will vest automatically, subject to our Remuneration Committee’s discretion to determine that they will be rolled-over into awards over shares in the acquiring company.

Employee Share Purchase Plan 2019

The ESPP is designed to qualify as a share purchase plan for the purposes of the Internal Revenue Code of 1986, as amended (the “Code”). Under the ESPP, eligible associates of participating companies in the Group may be invited to apply for options to acquire ordinary shares at an exercise price fixed at the date of grant. An associate (including an Executive Director/Senior Manager) of a participating company in the Group will be eligible to participate in the ESPP if they have been continuously employed for at least one year prior to the date of grant and customarily work more than twenty hours per week and more than five months in a calendar year.

A participant is required to make savings from pay in U.S. dollars with a minimum contribution of $25 (or, in Canada, the Canadian Dollar equivalent) and a maximum contribution that reflects the maximum sterling amount permitted under the ISP (as defined below). The savings may be used to exercise the related option at the end of the relevant option period. The exercise price per ordinary share payable on exercise of an option may not be less than 85% of the market value of an ordinary share on the date of grant. The number of ordinary shares over which an option is granted will be such that the total exercise price payable will correspond to the total savings payable from the savings arrangement at the end of the one-year savings period.

An option will be exercised automatically on the exercise date specified by the Board at the time of grant, which may be no later than 60 days following the first anniversary of the date of grant unless the participant has left employment or withdrawn from the ESPP before that date.

Options normally lapse if a participant leaves employment. However, if the employment ends no more than three months prior to the normal exercise date by reason of redundancy, injury or disability, retirement, death, the sale of the company or business in which they work or any other reason in the Board’s discretion, the participant (or executor or heir) may retain the option until the earlier of the normal exercise date and three months from the date of termination (although the participant may not make any further savings contributions) and his or her options may be exercised over such number of ordinary shares at the exercise price using the savings made up to the date of death or cessation of employment.

Options will, subject to the discretion of our Remuneration Committee to require roll-over, be automatically exercised following a takeover, scheme of arrangement or winding-up of the Company over the lower of (i) such number of ordinary shares at the exercise price with the savings made up to the date of the relevant event and (ii) the number of ordinary shares over which the option was granted.

International Sharesave Plan 2019

Under the ISP, eligible associates may be invited to apply for options to acquire ordinary shares at the end of a fixed option period, which will not normally be fewer than three years from the date of grant of an option at an exercise price fixed at the date of grant. The ISP includes a United Kingdom Sharesave Plan under which eligible associates in the United Kingdom shall benefit from favorable tax treatment in respect of options granted to them (the “UK Sharesave”). An associate of a participating subsidiary in the Group will be eligible to participate in the ISP if, at the date of invitation, they have been employed for such continuous period as the Board may determine (not exceeding one year, or five years in the case of the UK Sharesave).

A participant is required to enter into a savings contract with a nominated bank or savings carrier under which he or she may choose to make monthly savings from pay of between £10 and such amount as may be determined by the Board but not exceeding £500 (or such greater amount as is permitted under the UK Sharesave in accordance with applicable tax legislation) over the relevant savings period. The minimum and maximum savings amounts for participants outside the United Kingdom are the local currency equivalent of the Sterling amounts set out above. The savings may be used to exercise the related option at the end of the relevant option period. The exercise price per ordinary share payable on exercise of an option may not be less than 80% of the market value of an ordinary share on the date of grant. The number of ordinary shares over which an option is granted will be such that the total exercise price payable will correspond to the total savings payable from the savings arrangement at the end of the savings period.

Options will be exercisable for a period of six months after the end of the option period. Options normally lapse if a participant leaves employment. However, if the employment ends by reason of retirement, disability, injury, redundancy, the sale of the company or business in which they work or any other reason at the Board’s discretion, options may be exercised for up to six months after leaving over such number of ordinary shares as may be acquired at the exercise price together with the savings that have accrued up to the date of exercise, after which they will lapse. If the employment ends by reason of death, such options may be exercised for up to 12 months after the date of death (if the death occurred before the date of maturity) or for up to 12 months after the date of maturity (if the death occurred within six months following the date of maturity).

Subject to the discretion of our remuneration committee to require (or, in the case of the UK Sharesave, permit) rollover, options will be exercisable for a period of six months following a takeover, scheme of arrangement or winding-up of the Company over the lower of (i) such number of ordinary shares as may be acquired at the exercise price with the savings made up to the date of the relevant event, and (ii) the number of ordinary shares over which the option was granted.

Long Term Incentive Plan 2019

All associates of the Group, including Executive Directors/Senior Managers, are eligible to participate in the LTIP at the discretion of our Remuneration Committee. Our Remuneration Committee will decide whether an award under the LTIP will take the form of an option, a restricted share award, a conditional award or a phantom award, or any combination of these awards. Awards under the LTIP will entitle participants to acquire ordinary shares for no consideration to the extent that specified performance targets have been satisfied over a three-year performance period. Beginning with the financial year ending July 31, 2020, a United States associate may not be granted an award over ordinary shares with a market value at the date of grant in excess of five times the associate’s salary (which was previously three and a half times), and an associate based in any other geography may not be granted an award over ordinary shares with a market value at the date of grant in excess of three and a half times the associate’s salary.

An award will vest on the third anniversary of the date of grant, to the extent that the performance condition has been satisfied, conditional on the participant remaining in employment (except in certain specified circumstances). Where it is impractical for legal or regulatory reasons to deliver ordinary shares following the vesting of an award, the Company may pay, or procure the payment of, an equivalent cash amount, subject to all necessary deductions.

The Company’s shareholding guidelines require Executive Directors/Senior Managers to retain vested shares (after taking into account any shares sold to pay tax, social security or similar liabilities) received from awards made under the LTIP for two years from the vesting date (except in exceptional circumstances and with the approval of our Remuneration Committee). For awards granted as options, it will be sufficient to hold the vested but unexercised nil cost options for this period.

Awards will normally be forfeited if a participant leaves employment. However, if the employment ends by reason of injury, ill health, disability, redundancy, the sale of a participant’s employing company or the business in which he or she works or any other reason at the discretion of our Remuneration Committee, awards will vest on the original vesting date to the extent the performance condition has been met at such date, unless our Remuneration Committee determines that it should vest on the date of cessation to the extent that the performance condition has been met at such date. In the case of death, an award will vest immediately to the extent the performance condition has been met at such date. Vested awards will be subject to time prorating, unless our Remuneration Committee determines otherwise.

Awards may also vest early in the event of a takeover, scheme of arrangement or winding-up of the Company to the extent that the performance condition has been satisfied up to the date of the relevant event.

Ordinary Share Plan 2019

Any associates of the Group, excluding Executive Directors/Senior Managers of the Company, will be eligible to participate in the OSP at the discretion of our Remuneration Committee. Our Remuneration Committee shall decide whether an award under the OSP will take the form of an option, a restricted share award, a conditional award or a phantom award, or any combination of these awards. Options and awards may be over ordinary shares. No consideration is payable for the grant of such awards.

In respect of any financial year, the maximum total market value of ordinary shares over which an award is granted to a participant may not exceed 100% of the participant’s salary (subject to the discretion of our Remuneration Committee to determine otherwise). Our Remuneration Committee will determine the vesting date, which will not (unless it determines otherwise) be earlier than the third anniversary of the date of grant. Where it is impractical for legal or regulatory reasons to deliver ordinary shares following the vesting of an award, the Company may pay, or procure the payment of, an equivalent cash amount, subject to all necessary deductions.

Awards will normally be forfeited if a participant leaves employment. However, if the employment ends by reason of redundancy, death, injury or disability, retirement, the sale of a participant’s employing company or the business in which he or she works or any other reason at the discretion of our Remuneration Committee, awards will vest on the date of cessation.

In the event of a takeover, scheme of arrangement or winding up of the Company, subject to the discretion of our Remuneration Committee to require roll-over, all outstanding awards will automatically vest and awards granted in the form of an option will be automatically exercised provided that any exercise price payable by the participant on exercise is no more than the offer price or consideration.

On the vesting of an award that takes the form of an option, the participant may exercise the option during the period of 90 days following the vesting date, provided that if the award has vested due to a participant’s death or if the participant dies during the 90-day period, the award may be exercised during the period of 12 months following the date of death.

Performance Ordinary Share Plan 2019

Any associates of the Group, excluding Executive Directors of the Company, will be eligible to participate in the POSP at the discretion of our Remuneration Committee. Our Remuneration Committee shall decide whether an award under the POSP will take the form of an option, a restricted share award, a conditional award or a phantom award, or any combination of these awards. Options and awards may be over ordinary shares. No consideration is payable for the grant of such awards.

Our Remuneration Committee will determine the vesting date, which will not (unless our Remuneration Committee determines otherwise) be earlier than the third anniversary of the date of grant. Vesting is subject to the satisfaction of performance conditions set by our Remuneration Committee. Where it is impractical for legal or regulatory reasons to deliver ordinary shares following the vesting of an award, the Company may pay, or procure the payment of, an equivalent cash amount, subject to all necessary deductions.

Awards will normally be forfeited if a participant leaves employment. However, if the employment ends by reason of injury, ill health, disability, redundancy, retirement, the sale of a participant’s employing company or the business in which he or she works or any other reason at the discretion of our Remuneration Committee, awards will vest on the original vesting date to the extent the performance condition has been met at such date, unless our Remuneration Committee determines that it should vest on the date of cessation to the extent that the performance condition has been met at such date. In the case of death, an award will vest immediately to the extent the performance condition has been met at such date.

In the event of a takeover, scheme of arrangement or winding up of the Company, subject to the discretion of our Remuneration Committee to require roll-over, all outstanding awards will automatically vest, and awards granted in the form of an option shall be automatically exercised provided that any exercise price payable by the participant on exercise is no more than the offer price or consideration.

On the vesting of an award that takes the form of an option, the participant may exercise the option during the period of 90 days following the vesting date, provided that if the award has vested due to a participant’s death or if the participant dies during the 90-day period, the award may be exercised during the period of 12 months following the date of death.

Employee Benefit Trusts

The Company has established a Jersey trust and a United States trust (collectively, the “Trusts”) in connection with the obligation to satisfy historical and future share awards under certain of the Company Employee Share Plans and other historical share plans. The trustees of each of the Trusts have waived their rights to receive dividends on any shares held by them. As at July 31, 2020, the Jersey trust held 126,229 ordinary shares and $1,308 in cash; and the United States trust held 1,151,118 ordinary shares. The number of shares held by the Trusts represented 0.55% of the Company’s issued share capital as at July 31, 2020.

During fiscal 2020, shares were purchased by the Trusts to ensure that they continue to have sufficient shares to satisfy share awards. No shares were acquired by the Jersey trust during the year. The United States trust purchased 307,345 ordinary shares and paid £19.9 million. The Company provided funds to the Trusts to enable them to make the purchases. The number of shares purchased represented 0.13% of the Company’s issued share capital as at July 31, 2020.

Executive Directors—Incentive Awards

Awards under the DBP were made on October 17, 2019 and awards under the LTIP were made on December 5, 2019. Awards under the LTIP are based on a percentage of salary determined by our Remuneration Committee. The Remuneration Committee considers the size of each grant on an annual basis, which is determined by individual performance, the ability of each individual to contribute to the achievement of the performance conditions, and market levels of remuneration. The maximum vesting is 100% of the award granted. Awards under the DBP are made where an Executive Director has not met their shareholding guidelines target prior to payment of their bonus and the amount of the bonus in excess of target is deferred into a share award. The scheme interests awarded during fiscal 2020 are summarized below.

Name	Award		Type of Award	Number of Shares (#)(1)	Option Expiration Date	Face Value of Award (£000)(2)(3)(4)(5)
Directors
Kevin Murphy	LTIP		Conditional awards	43,625	n/a	2,940.8
Mike Powell	LTIP		Nil-cost options	26,481	December 5, 2029	1,785.1
	DBP	(6)	Nil-cost options	85	August 1, 2022	5.4

(1)

Kevin Murphy and Mike Powell’s LTIP awards granted during fiscal 2020 were based on a percentage of salary as follows: Kevin Murphy (350%) and Mike Powell (300%). The DBP award granted to Mike Powell during fiscal 2020 was based on the amount of annual bonus earned in 2018/19 that exceeded the target.

(2)

The share price used to calculate the face value of the LTIP share awards granted on December 5, 2019 was 6,741 pence, which was the average share price over a 10 dealing day period immediately preceding the date of grant. The LTIP award made to Mike Powell was in the form of nil cost options. At vesting, the exercise price payable per share will be zero. The LTIP award made to Kevin Murphy was a conditional share award, and there is no exercise price.

(3)

The share price used to calculate the face value of the DBP share award granted on October 17, 2019 was 6,376 pence, which was the average share price over a 10 dealing day period preceding the date of grant. The DBP award made to Mike Powell was in the form of nil-cost options. At vesting, the exercise price per share will be nil.

(4)

Face value is calculated as required by the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended as the maximum number of shares at full vesting multiplied by either the share price at date of grant or the average share price used to determine the number of shares awarded. Dividend equivalents also accrue on the LTIP and DBP awards and the amount which may be due to an Executive Director is not included in the calculation of face value.

(5)	The maximum dilution which may arise through issue of shares to satisfy the entitlement to these LTIP and DBP awards would be 0.03% calculated as at July 31, 2020.
(6)	Mike Powell’s DBP award will vest in August 2022.

Directors’ Service Agreements

The Executive Directors for fiscal 2020 have entered into service agreements, the details of which are described below. Messrs. Powell and Martin are no longer employed by the Group but continued to serve as employees during fiscal 2020.

Kevin Murphy’s Service Agreement

Kevin Murphy is employed by Ferguson Enterprises LLC as the Group Chief Executive pursuant to his employment agreement, dated September 2, 2019 (the “Murphy Employment Agreement”). Mr. Murphy’s annual base salary for the fiscal 2020 was $975,000 through November 19, 2019 as Chief Executive Officer, USA, and $1,100,000 following November 19, 2019 as Group Chief Executive, and he is eligible to receive certain car benefits and participate in a discretionary bonus scheme (which, if earned, may be deferred into an award under the DBP), a 401(k) retirement savings plan (with company contributions equal to 16% of base salary), a Supplemental Executive Retirement Plan, and the benefit programs offered to senior executives (including short- and long-term disability and healthcare coverage). Mr. Murphy’s eligibility to receive grants of shares and/or options under the Company Employee Share Plans is described in the “—B. Compensation” section above.

The Murphy Employment Agreement is not for a fixed term although it is subject to immediate termination in the event of a termination for cause. Ferguson Enterprises LLC and Mr. Murphy are each permitted to terminate the Murphy Employment Agreement by providing 12 months’ prior written notice; provided, that Ferguson Enterprises LLC has sole discretion to pay Mr. Murphy the following amounts in lieu of notice, subject to his execution of a general release of claims: (i) continued base salary payments in an aggregate amount equal to Mr. Murphy’s base salary (subject to mitigation) and (ii) the cost to Ferguson Enterprises LLC of providing all other benefits for the unexpired notice period (the foregoing notice and termination terms provided in this paragraph, the “Murphy Termination Terms”). Mr. Murphy is also bound by confidentiality, intellectual property, non-competition, non-interference, non-hire, non-solicitation and non-disparagement obligations under the terms of the Murphy Employment Agreement.

Mike Powell’s Service Agreement

Mike Powell was employed by Wolseley Limited (now known as Ferguson UK Holdings Limited) and previously served as the Group Chief Financial Officer pursuant to his service agreement, dated February 28, 2017. His annual base salary for the fiscal 2020 was £595,000 and he received certain car benefits and was eligible to participate in an annual discretionary bonus scheme (with a target amount equal to 90% of Mr. Powell’s annual base salary). To the extent that Mr. Powell did not satisfy the Company’s share ownership guidelines, he was required to defer a portion of his annual bonus payment, if earned, into an award under the DBP. In addition, Mr. Powell was eligible to participate in a defined contribution pension plan, medical and healthcare insurance plans and life assurance, and he received a salary supplement equal to 25% of his annual base salary in lieu of membership of the Group pension scheme. Mr. Powell’s eligibility to receive grants of shares and/or options under the Company Employee Share Plans is described in the “—B. Compensation” section above. Mr. Powell’s service agreement generally had the same terms as the Murphy Termination Terms described above, except that Mr. Powell was required to terminate his service agreement by providing 6 months’ prior written notice. Mr. Powell is bound by confidentiality, intellectual property, non-competition, non-interference, non-hire and non-solicitation obligations.

Mr. Powell had also entered into a director appointment letter, dated March 22, 2019, pursuant to which he was appointed as a director and Group Chief Financial Officer. Mr. Powell did not receive any additional remuneration for such appointment, but was entitled to Company reimbursement for travel business expenses, including expenses incurred for travel to and attendance at Company board and shareholders’ meetings.

Following notification in May 2020 of his intention to resign, Mr. Powell stepped down as Chief Financial Officer and as director on October 31, 2020. He did not receive any payment for loss of office. Mr. Powell received annual base salary, benefits and pension payments up to his date of departure. Mr. Powell was not eligible to participate in the Bonus Plan or receive a LTIP grant for fiscal 2021. All outstanding unvested awards granted under the Company’s 2015 Long Term Incentive Plan and 2019 Long Term Incentive Plan lapsed. His share options under the Company’s International Sharesave Plan 2011 and International Sharesave Plan 2019 lapsed upon cessation of his employment. Mr. Powell’s awards under the Company’s Deferred Bonus Plan 2016 and Deferred Bonus Plan 2019 will continue and vest on their original vesting dates.

John Martin’s Service Agreement

John Martin was employed by Wolseley Limited (now known as Ferguson UK Holdings Limited), and previously served as the Group Chief Executive Officer, pursuant to a service agreement dated August 31, 2016. John Martin’s annual base salary for fiscal 2020 was £917,200, and he received car benefits and was eligible to participate in the Ferguson Group defined contribution pension plan, a permanent health insurance scheme and annual discretionary bonus scheme (with a target performance amount equal to 100% of Mr. Martin’s annual base salary). To the extent that Mr. Martin did not satisfy the Company’s share ownership guidelines, then he was required to defer a portion of any bonus payment, if earned, into an award under the DBP. He received a salary supplement equal to 30% of his annual base salary in lieu of membership of the Group pension scheme. Mr. Martin’s service agreement generally had the same terms as the Murphy Termination Terms described above; except that Mr. Martin was required to terminate his service agreement by providing six months’ prior written notice. Mr. Martin’s eligibility to receive grants of shares and/or options under the Company Employee Share Schemes is described in the “—B Compensation” section above. Mr. Martin is bound by confidentiality, intellectual property, non-competition, non-interference, non-hire and non-solicitation obligations.

Mr. Martin had also entered into director appointment letters, dated August 31, 2016 and March 22, 2019, pursuant to which he was appointed as a director and Group Chief Executive Officer. Mr. Martin did not receive any additional remuneration for such appointment, but was entitled to Company reimbursement for travel business expenses, including expenses incurred for travel to and attendance at Company board and shareholders’ meetings.

Mr. Martin stepped down as Group Chief Executive and as director on November 19, 2019. He did not receive any payment for loss of office and remained an employee through September 3, 2020. During such period, Mr. Martin continued to receive his annual base salary, benefits and pension payments and remained eligible to earn his bonus for fiscal 2020, which was prorated based on the number of calendar days from the beginning of the performance period through November 19, 2019 and subject to an assessment of the relevant performance measures. Mr. Martin was not eligible to receive a LTIP grant for fiscal 2020. However, his (i) outstanding awards granted under the Company’s 2015 Long Term Incentive Plan will receive good leaver termination treatment, (ii) 2017 and 2018 awards were prorated to reflect the number of calendar days in which he was employed during the vesting period prior to his termination date, and (iii) any awards that remain subject to performance measures will continue to vest and become exercisable on their scheduled vesting dates, subject to their relevant terms. His termination will not be treated as a good leaver termination under the Company’s International Sharesave Plan 2011, and he will be entitled to cancel his savings contract at any time or continue to save until September 3, 2020. Mr. Martin’s options will lapse upon the earlier to occur of the cessation of his employment or cancellation of his savings contract.

C	Board Practices

For a discussion of director’s service agreements, see “—B. Compensation—Director’s Service Agreements.”

Term of Office

All Non-Executive Directors are appointed for terms of between one and three years. Under the United Kingdom Corporate Governance Code, all directors are subject to a vote for re-election each year at the Annual General Meeting.

Board of Directors and Key Committees

The Board is collectively responsible for the long-term success of the Company. The Board’s primary role is to provide effective and entrepreneurial leadership necessary to enable the Group’s business objectives to be met and to review the overall strategic development of the Group as a whole.

Certain strategic decisions and authorities of the Company are reserved as matters for the Board, with other matters, responsibilities and authorities delegated to its Committees. The matters reserved for the Board for its decision are set out in a formal schedule, which include: the Group’s vision, mission and values and their alignment with culture; strategy and management; principal risks and risk appetite; capital and corporate structure; financial reporting and controls; internal control and risk management systems; tax and treasury matters; major corporate transactions, contracts and commitments; shareholder communications; succession planning and appointments to the Board and senior management; remuneration of Directors and senior management; delegation of authority and division of responsibilities; corporate governance; Group policies; and other miscellaneous matters.

Audit Committee

The Audit Committee oversees, monitors and makes recommendations as appropriate in relation to the Group’s financial statements, accounting processes, audit (internal and external), risk management and internal controls and matters relating to fraud and whistleblowing. The current members of the Audit Committee are: Messrs. Murray (Chair) and Mmes. Bamford and Halligan.

Remuneration Committee

The Remuneration Committee reviews and recommends to the Board the framework and policy for the remuneration of the Chairman, the Executive Directors and our executive committee, taking into account the business strategy of the Group and how the Remuneration Policy reflects and supports that strategy. The current members of the Remuneration Committee are: Mmes. Simmonds (Chair) and Halligan, and Messrs. Drabble, Murray and Schmitt.

Nominations Committee

The Nominations Committee regularly reviews the structure, size and composition of the Board and its committees. It also identifies and nominates suitable candidates to be appointed to the Board (subject to Board approval) and considers succession generally. The current members of the Nominations Committee are: Messrs. Drabble (Chair), Murray and Schmitt, and Mmes. Bamford, Halligan, Shouraboura and Simmonds.

Major Announcements Committee

The Major Announcements Committee meets as required to consider the Company’s disclosure obligations regarding material information where the matter is unexpected and non-routine. The current members of the Major Announcements Committee are: Messrs. Murphy (Chair), Drabble, Murray, Brundage, Graham and Mr. Fearon, Group Director of Communications and Investor Relations.

Corporate Governance Exemptions

As a foreign private issuer listed on the                 , we will be permitted to follow certain home country corporate governance practices in lieu of the provisions of the                 that apply to                 .

D	Employees

Our associates are essential to the long-term success of the Group. We continue to invest in the development of our people and strive to ensure that we are positioned to attract and retain the best talent. Our associates enable us to deliver excellent customer service, develop strong relationships, maximize operational efficiencies and accelerate the adoption of new operating models.

The table below sets forth the average number of full time equivalent (“FTE”) associates by business segment for the periods presented.

	As at July 31,
FTE associates by Business Segment	2020	2019	2018
United States	27,059	27,447	25,129
Canada	2,473	2,974	2,962
United Kingdom	5,031	5,439	5,871
Other	74	79	94
Total Group	34,637	35,939	34,056

E	Share Ownership

The table below shows, in relation to each of our directors and senior management team, the total number of ordinary shares beneficially owned as at November 12, 2020.

The number of ordinary shares beneficially owned is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days of November 12, 2020 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit of ownership with respect to all ordinary shares held by that person.

The percentage of ordinary shares beneficially owned is calculated on the basis of 225,036,173 ordinary shares outstanding as at November 12, 2020. Ordinary shares that a person has the right to acquire within 60 days of November 12, 2020 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding
Geoff Drabble	4,983	*
Kevin Murphy	57,272	*
Bill Brundage	13,381	*
Alan Murray	2,368	*
Tessa Bamford	1,940	*
Cathy Halligan	425	*
Tom Schmitt	1,350	*
Nadia Shouraboura	—	*
Jacky Simmonds	1,894	*
Ian Graham	—	*
Sammie Long	8,717	*
Mike Sajor	—	*

*	Less than 1% of our outstanding shares.

Item 7.	Major Shareholders and Related Party Transactions

A	Major Shareholders

To the extent known to the Company, it is neither directly nor indirectly owned nor controlled by another corporation, any government, or any other person. In addition, there are no arrangements, known to the Company, the operation of which may result in a change in its control in the future.

As at November 12, 2020 the table below sets out details of notifications, relating to beneficial ownership of more than 3% of our ordinary shares, received pursuant to the UK Financial Conduct Authority Disclosure Guidance and Transparency Rule 5 and the Company’s Articles of Association.

Name of Shareholder	Ordinary Shares	Percentage of Share Capital(1)	Date Notification Received
BlackRock	24,276,845	9.64%	December 13, 2013
Trian Fund Management, L.P.	11,935,627	5.14%	June 12, 2019
FIL Limited	12,339,472	4.95%	February 15, 2010
Norges Bank	8,660,609	3.61%	October 10, 2017

(1)

Pursuant to the Company’s Articles of Association, shareholders are required to notify the Company when their holdings reach, exceed or fall below 3% and each 1% threshold thereafter up to 100%. The Company is reliant upon shareholders providing notification when they reach, exceed or fall below a given threshold. The percentage of share capital is provided as at the date of disclosure by the relevant shareholder. Since the disclosure date, the shareholders’ interests may have changed.

As at November 12, 2020, there were 303 holders in the United States holding 224,893 ordinary shares.

B	Related Party Transactions

As of the date of this registration statement, in fiscal 2021, the Group purchased goods and services on an arms’ length basis totaling approximately $6.1 million from a company that is controlled by another company in respect of which one of the Group’s non-executive directors is the chief executive officer.

In fiscal 2020, the Group purchased goods and services on an arms’ length basis totaling approximately $18 million from (and owed $0 million in respect of these goods and services to) a company that is controlled by another company in respect of which one of the Group’s non-executive directors is the chief executive officer.

In fiscal 2019, the Group purchased goods and services on an arms’ length basis totaling approximately $18.1 million from (and owed $0 million in respect of these goods and services to) a company that is controlled by another company in respect of which one of the Group’s non-executive directors is the chief executive officer, $7 million of which was incurred after the appointment of such non-executive director.

C	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A	Consolidated Statements and Other Financial Information

Financial Statements

Audited consolidated financial statements are set forth under “Item 18. Financial Statements.”

Legal Proceedings

There are no governmental, legal or arbitration proceedings (including such proceedings which are pending or threatened of which the Group is aware) during a period covering at least the previous 12 months preceding the date of this registration statement which may have, or have had in the recent past, significant effects on the Group’s financial position or profitability.

Dividend Policy

The Company maintains a policy that establishes priorities for the utilization of capital, which, in order of importance, are: (i) to re-invest in organic growth opportunities; (ii) to fund the ordinary dividend to grow in line with the Group’s expectations of long-term earnings growth; (iii) to fund selective bolt-on acquisitions to improve the Group’s market leadership positions or expand the capabilities of the Group’s existing business model; and (iv) if there is excess cash after these priorities, to return it to shareholders.

B	Significant Changes

No significant changes have occurred other than as described in this registration statement since the date of our most recent audited consolidated financial statements.

Item 9.	The Offer and Listing

A	Offer and Listing Details

The Company intends to list its ordinary shares of 10 pence on the                 in the United States.

The principal trading market of the Company’s ordinary shares is currently the LSE, where the Company’s shares are traded under the symbol “FERG”. The Company’s ordinary shares are also listed and trade in the form of American Depositary Shares (“ADRs”) in the United States over-the-counter market, or OTCQX, under the symbol (“FERGY”). Ten ADRs represent one ordinary share. In connection with the listing contemplated by this registration statement, the ADR program will be cancelled.

B	Plan of Distribution

Not applicable.

C	Markets

See Item 9. A. Offer and Listing Details for all stock exchanges where the Company’s ordinary shares are traded.

D	Selling Shareholders

Not applicable.

E	Dilution

Not applicable.

F	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A	Share Capital

As of November 12, 2020, our authorized share capital consisted of 500,000,000 ordinary 10 pence shares. 232,171,182 shares were issued, of which 7,135,009 were held as treasury shares and 833,297 were held in two employee benefit trusts. Employee share plan awards may be satisfied by using treasury shares, shares held in employee benefit trusts, new issue shares or market purchased shares. As of such date (i) 527,380 ordinary shares were issuable upon the exercise of outstanding options to purchase additional ordinary shares, with exercises prices ranging from £nil to £43.55 per share and with expiration dates ranging from November 30, 2020 to November 30, 2025 and (ii) an additional 2,329,347 ordinary shares were issuable upon vesting of conditional share awards (both with and without performance conditions).

All of the allotted and issued shares are fully paid or credited as fully paid.

As of July 31, 2020, our authorized share capital consisted of 500,000,000 ordinary 10 pence shares. 232,171,182 shares were issued, of which 7,280,222 shares were held as treasury shares and 1,277,347 shares were held in two employee benefit trusts. Employee share plan awards may be satisfied by using treasury shares, shares held in employee benefit trusts, new issue shares or market purchased shares. As of such date (i) 662,995 ordinary shares were issuable upon the exercise of outstanding options to purchase additional ordinary shares, with exercises prices ranging from £nil to £43.55 per share and with expiration dates ranging from November 30, 2020 to November 30, 2025 and (ii) an additional 1,879,756 ordinary shares were issuable upon vesting of conditional share awards (both with and without performance conditions).

As of July 31, 2019, our authorized share capital consisted of 500,000,000 ordinary 10 pence shares. 232,171,182 shares were issued, of which 2,036,945 were held as treasury shares and 1,563,778 were held in two employee benefit trusts. Share plan awards may be satisfied by using treasury shares, shares held in employee benefit trusts, new issue shares or market purchased shares. As of such date (i) 980,120 ordinary shares were issuable upon the exercise of outstanding options to purchase additional ordinary shares, with exercises prices ranging from £nil to £46.33 per share and with expiration dates ranging from November 30, 2019 to November 30, 2024 and (ii) an additional 1,810,814 ordinary shares were issuable upon vesting of conditional share awards (both with and without performance conditions).

For additional information on our ordinary shares in issue, treasury shares and the shares held in employee benefit trusts, please refer to note 23 to our audited consolidated financial statements, included elsewhere in this registration statement. For additional information on our ordinary shares issuable upon the exercise of outstanding options to purchase ordinary shares, please refer to “Item 6. Directors, Senior Management and Employees—B Compensation—Employee Share Schemes.”

Below is information regarding changes in our ordinary share capital since August 1, 2017 through July 31, 2020:

•

During fiscal 2018, we (i) issued 646,988 ordinary shares out of treasury and 492,870 ordinary shares out of employee benefit trusts to satisfy share plan awards (whether options at exercise prices ranging from £nil to £42.69 or nil cost conditional share awards), (ii) purchased 564,476 ordinary shares into the employee benefit trusts and (iii) repurchased 9,178,209 ordinary shares pursuant to a share buyback program and held them in treasury.

•

On June 10, 2018, a share consolidation was effected in connection with the payment of a special dividend. The share consolidation reduced the number of existing 10 53/66 pence shares by approximately the same percentage as the total amount of the special dividend (equivalent to approximately 5.3% of the market capitalization of the Company at the time). Shareholders received 18 ordinary shares of 11 227/563 pence for every 19 ordinary shares of 10 53/66 pence held on June 8, 2018 (the “Special Dividend and Share Consolidation Record Date”). Following the Special Dividend and Share Consolidation Record Date the Company’s issued share capital was 252,602,622 ordinary shares of 11 227/563 pence. In connection with the issuance of such shares, there was no change in voting rights.

•

Due to the share consolidation, shares issued and outstanding were reduced by 14,033,479 ordinary shares, shares in treasury were reduced by 1,135,929 ordinary shares and shares in the employee benefit trusts were reduced by 80,156 ordinary shares.

•

During fiscal 2019, we (i) issued 180,210 new issue ordinary shares, 219,648 ordinary shares out of treasury and 402,827 ordinary shares out of employee benefit trusts to satisfy share plan awards (whether options at exercise prices ranging from £nil to £47.45 or nil cost conditional share awards), (ii) purchased 540,000 ordinary shares into the employee benefit trusts and (iii) repurchased 2,090,371 ordinary shares pursuant to a share buyback program and held them in treasury.

•

On May 10, 2019 (the “Scheme Effective Date”) pursuant to a scheme of arrangement under Article 125 of the Jersey Companies Law between the former holding company of the Group and its shareholders (the “Scheme”), and as sanctioned by the Royal Court of Jersey, all of the issued 11 227/563 pence ordinary shares in the former holding company (the “Scheme Shares”), which were listed on the Official List and of trading on the London Stock Exchange’s main market for listed securities with effect from the Scheme Effective Date were delisted and transferred to the Company. In consideration of the transfer of the Scheme Shares to the Company, for each ordinary 11 227/563 pence share held in the former holding company by shareholders at the Scheme record time of 6:00 pm on May 9, 2019 the shareholders of the former holding company received one ordinary share of 10 pence each in the Company.

In connection with the issuance of such shares, there was no change in voting rights and no consideration was paid for. Among such shares, two were subscribed on incorporation of the Company by the subscriber to the memorandum of association of the Company and were paid up in full by that subscriber (the “Subscriber Shares”). Upon the Scheme Effective Date, the Subscriber Shares ceased to be entitled to dividends or distributions, no longer carried the right to receive notice of, attend or vote at any meeting and became redeemable at any time thereafter, for their nominal amount, at the option of the Board. The Subscriber Shares were redeemed on the Scheme Effective Date and cancelled thereafter.

Prior to the Scheme Effective Date, 20,611,650 treasury shares of the former holding company were cancelled.

•

During fiscal 2020, we (i) issued 348,293 ordinary shares out of treasury and 593,776 ordinary shares out of employee benefit trusts to satisfy share plan awards (whether options at exercise prices ranging from £nil to £46.33 or nil cost conditional share awards), (ii) purchased 307,345 ordinary shares into the employee benefit trust and (iii) repurchased 5,591,570 ordinary shares pursuant to two share buyback programs and held them in treasury.

B	Memorandum and Articles of Association

Limited companies formed under the laws of Jersey are governed in general by two organizational documents, a Memorandum of Association and the Articles of Association. The Memorandum of Association sets forth the basic constitutional details of the company and its authorized share capital. The Articles of Association set forth other general corporate matters, including the rights of shareholders and provisions concerning shareholder and director meetings and directors’ terms and fees.

Ferguson plc is a public limited company governed by the Jersey Companies Law, and regulations made thereunder. It was incorporated and registered in Jersey on March 8, 2019 under the Jersey Companies Law as a private limited company under the name Alpha JCo Limited with company number 128484. The Company converted its status to a public limited company and changed its name to Ferguson Newco plc on 26 March 2019. The Company then changed its name to Ferguson plc on 10 May 2019. It is registered in the United Kingdom as Ferguson Group Holdings, UK Establishment No. BR021199.

Under Jersey Companies Law, the capacity of a Jersey company is not limited by anything contained in its memorandum or articles of association. Accordingly, the Memorandum of Association does not contain an objects clause.

Summary of the Articles of Association

The following summary of certain provisions of the Articles does not purport to be complete and is qualified in its entirety by the full terms of the Articles.

Directors

Permitted Interests of Directors

Subject to the provisions of Jersey Companies Law, as long as a director has disclosed the nature and extent of his or her interest to the Board, a director can: (i) be a party to, or otherwise have an interest in, any transaction or arrangement with the Company or in which the Company has a direct or indirect interest; (ii) act by himself or herself or through his or her firm in a paid professional role for the Company (other than as auditor); and (iii) be a director, officer or employee of, or a party to a transaction or arrangement with, or otherwise interested in, any body corporate in which the Company has any interest whether direct or indirect.

A director who has, and is permitted to have, any interest referred to in the above paragraph can keep any remuneration or other benefit which he or she derives as a result of having that interest as if he or she were not a director. Any disclosure may be made at a meeting of the Board, by notice in writing or by general notice or otherwise in accordance with Jersey Companies Law. The Board may authorize directors’ actual and potential conflicts of interests, provided that any director concerned does not vote or count towards the quorum at the meeting where the matter is considered. Where a director’s relationship with another person has been authorized and such relationship gives rise to an actual or potential conflict of interest, the director will not be in breach of the general duties he or she owes to the Company if he or she absents himself or herself from meetings, or makes arrangements not to receive documents and information, relating to the actual or potential conflict of interest for so long as he or she reasonably believes that the same subsists.

Borrowing Powers

Subject to the relevant legislation and the Articles, the Board can exercise all the Company’s powers relating to borrowing money, giving security over all or any of the Company’s business and activities, property, assets (present and future) and uncalled capital, and issuing debentures and other securities.

Retirement

Where the appointment is made by the Board, the director must retire at the next general meeting and can then be put forward by the Board for reappointment by shareholders in accordance with the Articles. At every annual general meeting, one third of the directors on the Board must retire or, if the number of directors is not divisible by three, the number of directors nearest to one third shall retire from office but: (i) if any directors will have been a director for three years or more since he or she was last appointed (or re-appointed) at the date fixed for the annual general meeting, he or she must retire; and (ii) if there is only one director, he or she must retire. A director who retires at an annual general meeting may be proposed for re-appointment if he or she is willing to act as a director. Subject to Jersey Companies Law and the Articles, the directors to retire by rotation will firstly be those directors who wish to retire without reappointment, and secondly those who have served the longest as a director since their last appointment or re-appointment. If directors were last re-appointed directors on the same day, they can agree among themselves who is to retire. If they cannot agree, then they must draw lots to decide. In the event that all directors retire at an annual general meeting and at the end of such meeting the number of directors that have been appointed or re-appointed is less than the minimum number of directors required under the Articles, all retiring directors will be deemed to have been re-appointed as directors to act for the purpose of filling vacancies and calling a general meeting as soon as reasonably practicable thereafter (at which point they shall retire).

No Share Qualification

Directors do not need to be shareholders in the Company.

Shares

Subject to the provisions of Jersey Companies Law relating to authority to allot, pre-emption rights or otherwise and to any resolution of the Company in a general meeting passed pursuant to those provisions and any provision of the Articles, all unissued shares for the time being in the capital of the Company are at the disposal of the Board. The Board may allot such shares on any terms and conditions, grant options over them, offer them for sale or otherwise dispose of them in any other way. The Board may issue shares which are to be redeemed or are liable to be redeemed at the option of the Company or the holder on such terms as provided by the Articles subject to the provisions of Jersey Companies Law.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, on a show of hands, every member present in person or (subject to certain conditions) by proxy shall have one vote, and, on a poll, every member present in person or by proxy has one vote for every share of which he or she is the holder.

If at the time of any general meeting or class meeting, a member owes the Company any money in relation to his or her share, he or she will not be entitled to vote that share (either in person or by proxy) or exercise any other right attached to that share at that general meeting or class meeting. A member may not (amongst other things) exercise voting rights in the Company in respect of shares which are the subject of a restriction notice served after failure to provide the Company with information concerning interests in certain shares required to be provided by the Company, in accordance with the Articles.

All Non-Executive Directors are appointed for terms of between one and three years. Under the United Kingdom Corporate Governance Code, all directors are subject to a vote for re-election each year at the Annual General Meeting.

Dividends and other distributions

Subject to the provisions of Jersey Companies Law, the members may by ordinary resolution declare dividends, but no dividend shall exceed the amount recommended by the Board. Subject to the provisions of Jersey Companies Law, the Board may pay interim dividends if it appears to the Board that it is justified by the financial position of the Company.

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during the whole period in respect of which the dividend is paid. Any amount paid on a share in advance of the date on which a call is payable will not be treated as paid up for these purposes.

The Company does not have to pay interest on any dividend or other money due to a member in respect of his or her shares, unless the rights of the share state otherwise. If a dividend or other money payable in respect of a share remains unclaimed for 12 years from the date it was declared or became due for payment, the Board can pass a resolution to forfeit the payment and the member will lose the right to the dividend.

If recommended by the Board, members can pass an ordinary resolution to direct that a dividend will be satisfied in whole or in part by distributing assets instead of cash. This includes, amongst other things, paid up shares or debentures of another company. The Board can make any arrangements it wishes to settle any difficulties which may arise in connection with the distribution, including for example (i) the valuation of the assets, or (ii) the payment of cash to any member on the basis of that value in order to adjust the rights of members, and (iii) the transfer of any asset to a trustee. The Board may, if authorized by an ordinary resolution of the Company, offer members the right to elect to receive shares by way of scrip dividend (which are credited as fully paid) instead of cash in respect of some or all of their dividend.

Lien and Forfeiture

The Company has the right to any unpaid money on a partly paid share. This covers any money which is owed to the Company by the member, where the money has been called for or is payable under the terms on which the share was issued. The Company has the right to sell any partly paid share if a member fails to pay any money due on the partly paid share within 14 clear days of notice of the amount of money owed being given to the holder of the share or to the person entitled to the share by transmission.

The Board can call at any time on members on one or more occasions to pay any money which they owe to the Company on a share, provided that there must be at least one month between the payment dates of two consecutive calls and that the call is made in accordance with the Articles and the terms of allotment of the relevant share. Members must be given at least one month’s notice of a requirement to pay and the notice must state when and where the payment is to be made. If a member does not pay the money due under a call or any instalment of a call by the due date, he or she must pay interest on the amount due from the due date until it is actually paid. If the terms of any allotment of any share require money to be paid when the share is allotted or on a fixed date, the amount payable will be treated in the same way as if a valid call had been made for that money the same date the money is due. If the money is not paid, the provisions of the Articles relating to calls and forfeiture will apply as if the member had been notified of a valid call for that amount on that date.

Ownership of Shares by Non-UK Persons

There are no provisions in the Articles that restrict non-UK residents or overseas shareholders from holding shares or from exercising voting rights attaching to shares.

Pre-emption Rights

If the Company issues certain specific kinds of additional securities, current members will generally have pre-emption rights to those securities on a pro rata basis. Pre-emption rights are transferable during the subscription period relating to a particular offering. The members may, by way of special resolution, grant authority to the Board to allot shares as if the pre-emption rights did not apply.

Liquidation Rights

If the Company is wound up, the liquidator can, with the approval of a special resolution passed by the members and any other sanction required by Jersey Companies Law, divide some or all of the Company’s assets among the members. The liquidator may determine the value of such assets and how they are to be divided between the members.

Disclosure of Shareholdings

Pursuant to the Articles, the provisions of chapter five of the United Kingdom Disclosure Guidance and Transparency Rules are deemed to be incorporated by reference in the Articles as if the Company were a UK issuer. Accordingly, the Articles require members to notify the Company if the voting rights attached to shares held by them (subject to some exceptions) reach, exceed or fall below 3% and each 1% threshold thereafter up to 100%. In addition, pursuant to the Articles, the Company may also send a notice to any person whom it knows or believes to be interested in its shares, requiring such person to confirm whether he or she has such an interest and, if so, details of that interest. Under the Articles, if a member fails to supply the information requested in the notice or provides information that is materially inaccurate, the Board may serve a restriction notice on such person stating amongst other things that the member may not attend or vote at any general meeting or class meeting in respect of some or all of his or her shares.

Rights to Share in Ferguson’s Profits

If authorized by ordinary resolution of the members, the Board can pass a resolution to capitalize any undistributed profits (unless required for paying a preferential dividend) or other sum in any reserve or fund. The amount capitalized must be distributed to the members or holders of shares of any class on the record date as if it were distributed by way of dividend.

Changes in capital and allotment of securities

The Company, may, by special resolution of its shareholders, alter its Memorandum of Association to increase or reduce the number of shares that it is authorized to issue, to consolidate all or any of its shares (whether issued or not) into fewer shares or to divide all or any of our shares (whether issued or not) into more shares, in each case in compliance with the Jersey Companies Law.

Subject to the provisions of the Jersey Companies Law, the board has the discretion to issue authorized but unissued shares.

Variation of Rights

Subject to the provisions of Jersey Companies Law, rights attached to any class of shares in the capital of the Company may be varied or abrogated either with the written consent of the holders of at least three quarters in nominal value of the issued shares of the class, or with the sanction of a special resolution passed at a separate class meeting of the class of members affected. While the Company’s shares are divided into different classes, the rights of a share will be treated as varied if either (i) the capital paid up on that share or class of shares is reduced (unless this results from the Company buying back or redeeming its own shares), or (ii) another share is allotted which has (a) priority for payment of a dividend, (b) priority on a return of capital or (c) voting rights more favorable than those attached to that share or class of shares.

General Meetings

The Company holds an annual general meeting each year in accordance with the requirements of Jersey Companies Law. All other general meetings of the members are called general meetings. The Board can call a general meeting whenever it decides to, and may make arrangements for persons entitled to attend the general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. All annual general meetings can only be held if members have been given at least 21 clear days’ notice. Members must be given at least 14 clear days’ notice of all other general meetings. The members can require the Board to call a general meeting in accordance with Jersey Companies Law.

Notice of a general meeting must be sent to all of the Company’s members (subject to certain exceptions for holders of partly-paid shares), the Board and the auditors. The notice calling a general meeting must specify the place, day, time and general nature of the business of the meeting. A notice calling an annual general meeting must state that the meeting is an annual general meeting. A member may attend and/or vote at general meetings or class meetings in person or by proxy. The Articles contain provisions for the appointment of proxies, including electronic communication of appointments and cut off times for appointments prior to general meetings. Even if a director is not a member, he or she is entitled to attend and speak at any general meeting or class meeting. A quorum for a general meeting is three people (including members and/or proxies) entitled to vote at the meeting. If a quorum is not present within 30 minutes of the time set for the general meeting (or such longer time not exceeding one hour as the chair of the meeting may determine), the meeting shall be adjourned to such later time and date as the chair of the meeting may determine, unless the meeting was called at the request of the members in which case it shall be dissolved. If the general meeting is adjourned for more than 30 days, the Board must give members at least seven clear days’ notice of the adjourned meeting.

Change of Control

There are no provisions in the Articles which would have an effect of delaying, deferring or preventing a change in the control of the Company.

Other Jersey, Channel Islands Law Considerations

Purchase or redemption of own shares

The Company may not buy back or redeem its shares unless its directors who are to authorize the buy back or redemption have made a statutory solvency statement that, immediately following the date on which the buy back or redemption is proposed, the Company will be able to discharge its liabilities as they fall due and, having regard to prescribed factors, the Company will be able to continue to carry on business and discharge its liabilities as they fall due for the 12 months immediately following the date on which the buy back or redemption is proposed (or until the company is dissolved on a solvent basis, if earlier).

If the above conditions are met, the Company may purchase shares in the manner described below.

It may purchase on a stock exchange its own fully paid shares pursuant to a special resolution of its shareholders. The resolution authorizing the purchase must specify:

•	the maximum number of shares to be purchased;

•	the maximum and minimum prices which may be paid; and

•	a date, not being later than 18 months after the passing of the resolution, on which the authority to purchase is to expire.

It may purchase its own fully paid shares otherwise than on a stock exchange pursuant to a special resolution of its shareholders but only if the purchase is made on the terms of a written purchase contract which has been approved by an ordinary resolution of its shareholders. The shareholder from whom the Company proposes to purchase or redeem shares is not entitled to take part in such shareholder vote in respect of the shares to be purchased.

The Company may fund a redemption or purchase of its own shares from any source. The Company cannot purchase its shares if, as a result of such purchase, only redeemable shares would remain in issue.

If authorized by a resolution of its shareholders, any shares that it redeems or purchases may be held by the Company as treasury shares. Any shares held by the Company as treasury shares may be cancelled, sold, transferred for the purposes of or under an employee share scheme or held without cancelling, selling or transferring them. Shares redeemed or purchased by the Company are cancelled where the Company has not been authorized to hold these as treasury shares.

Mandatory Bids

The United Kingdom City Code on takeovers and mergers (the “City Code”) applies to the Company. Under the City Code, if an acquisition of an interest in the Company’s ordinary shares were to increase the aggregate holding of an acquirer and its “concert parties” to an interest in the Company’s ordinary shares carrying 30% or more of the voting rights in the Company, the acquirer and, depending upon the circumstance, its concert parties, would be required (except with the consent of the UK Takeover Panel) to make an offer in cash (or accompanied by a cash alternative) for the outstanding ordinary shares in the Company at a price not less than the highest price paid for any interest in the Company’s ordinary shares by the acquirer or its concert parties during the 12 months prior to the announcement of the offer. A similar obligation to make such a mandatory offer would also arise on the acquisition of the Company’s ordinary shares by a person (together with its concert parties) interested in the Company’s ordinary shares carrying between 30% and 50% of the voting rights in the Company if the effect of such acquisition were to increase the percentage of shares carrying voting rights in which he or she is interested.

Squeeze-Out and Sell-Out

Jersey Companies Law provides that where a person (the “Offeror”) makes a takeover offer to acquire all of the shares (or all of the shares of any class) in a Jersey company (other than any shares already held by the Offeror at the date of the offer), if the Offeror has by virtue of acceptances of the offer acquired or contracted to acquire not less than 90% in nominal value of the shares (or class of shares) to which the offer relates, the Offeror may (subject to the requirements of Jersey Companies Law), by notice to the holders of the shares (or class of shares) to which the offer relates which the Offeror has not already acquired or contracted to acquire, compulsorily acquire those shares. A holder of any shares who receives a notice of compulsory acquisition may (within six weeks from the date on which such notice was given) apply to the Royal Court of Jersey for an order that the Offeror not be entitled and bound to purchase the holder’s shares or that the Offeror purchase the holder’s shares on terms different to those of the offer.

Where before the end of the period within which the takeover offer can be accepted, the Offeror has by virtue of acceptances of the offer acquired or contracted to acquire not less than 90% in nominal value of all of the shares (or all of the shares of a particular class) of the Jersey company, the holder of any such shares (or class of shares) who has not accepted the offer may, by written notice to the Offeror, require the Offeror to acquire the holder’s shares. The Offeror shall (subject to the requirements of Jersey Companies Law) be entitled and bound to acquire the holder’s shares on the terms of the offer or on such other terms as may be agreed. Where a holder gives the Offeror a notice of compulsory acquisition, each of the Offeror and the holder of the shares is entitled to apply to the Royal Court for an order that the terms on which the Offeror is entitled and bound to acquire the holder’s shares shall be such as the court thinks fit.

Settlement and dealings in ordinary Shares following listing on the

Uncertificated Shareholders

Pursuant to the Articles, following the listing of the ordinary shares on the                , ordinary shares which are held by shareholders in uncertificated form immediately prior to such listing will automatically be transferred to and deposited with The Depositary Trust Company system. However, in order to enable holders of uncertificated shares to continue to transfer and settle their interests in shares through CREST after the US listing takes effect, in the manner in which they did prior to the US listing becoming effective, such shareholders will receive depositary interests through CREST representing ordinary shares (“DIs”) on a one for one basis. Accordingly, after the US listing becomes effective, uncertificated shareholders will instead be able to transfer and settle their interests in the ordinary shares in CREST accounts in the form of DIs.

Certificated Shareholders

Pursuant to the Articles, shareholders who hold their ordinary shares in certificated form immediately prior to the listing of the ordinary shares on the                will continue to hold their ordinary shares directly. However, their existing share certificates will be cancelled, and they will instead hold their ordinary shares directly through The Direct Registration System. The name of each such holder will be entered as the registered owner of the relevant number of ordinary shares on the Company’s register of members.

C	Material Contracts

Our material contracts include (i) the Multicurrency Revolving Credit Facility Agreement; (ii) the Bilateral Loan Agreement; and (iii) the indenture governing the 2020 3.25% Notes. For a description of these material contracts, see “Item 5. Operating and Financial Review and Prospects—B Liquidity and Capital Resources.”

D	Exchange Controls

There are currently no Jersey foreign exchange control restrictions on remittances of dividends on the ordinary shares or on the conduct of the Registrant’s operations.

E	Taxation

United States Taxation

The following is a general summary based on present law of certain United States federal income tax considerations relevant to the ownership and disposition of our ordinary shares by a US Holder (as defined below). It addresses only US Holders (as defined below) that hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code and that use the U.S. dollar as their functional currency.

This summary is for general information only and is not a substitute for tax advice. It is not a complete description of all of the tax considerations that may be relevant to a particular US Holder. It does not address all of the considerations relevant to US Holders subject to special tax regimes, such as banks and other financial institutions, insurance companies, dealers in currencies and securities, traders in securities that elect mark-to-market treatment, regulated investment companies, real estate investment trusts, tax-exempt entities, retirement plans, individual retirement accounts or other tax -deferred accounts, pass-through entities (including S-corporations), entities or arrangements treated as partnerships for United States federal income tax purposes, United States expatriates, investors liable for alternative minimum tax, persons holding our ordinary shares as part of a hedge, straddle, conversion or other integrated financial transaction, persons holding ordinary shares through a permanent establishment or fixed base outside the United States, persons who acquired their ordinary shares through the exercise of an employee stock option or otherwise as compensation, or persons that own directly, indirectly or constructively 5% or more (by voting power or value) of the equity interests of the Company. This summary does not address any United States federal taxes other than the income tax (such as estate and gift tax), any United States state and local tax considerations, any non-United States tax considerations, or any considerations relating to FATCA (by which we mean Sections 1471 through 1474 of the Code, the Treasury regulations and administrative guidance thereunder, and any intergovernmental agreement entered into in connection therewith). This summary also does not apply to any person other than a US Holder (as defined below).

As used here, “US Holder” means a beneficial owner of our ordinary shares that for United States federal income tax purposes is (i) an individual citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States, any State thereof, or the District of Columbia, (iii) a trust subject to the control of a United States person and the primary supervision of a United States court or (iv) an estate the income of which is subject to United States federal income taxation regardless of its source.

The United States federal tax consequences to a partner in a partnership generally will depend on the status of the partner and the activities of the partnership. US Holders that are partnerships are urged to consult their own tax advisers about the tax consequences to their partners of owning or disposing of our ordinary shares.

The directors of the Company believe, and this discussion assumes, that the Company is not, nor has it been, a passive foreign investment company (“PFIC”) for United States federal income tax purposes. In addition, the directors of the Company believe, and this discussion assumes, that the Company will not be a PFIC for the current taxable year or in the foreseeable future. The Company’s status as a PFIC must be determined annually, and it therefore could change. If the Company has been a PFIC for any year during a US Holder’s holding period, or if the Company were to be a PFIC in any year during any US Holder’s holding period, such US Holder could suffer material adverse tax consequences.

The Company also believes, and this discussion also assumes, that the Company will be treated as a non-US corporation for US federal income tax purposes.

Dividends on Ordinary Shares

US Holders generally must include dividends paid on our ordinary shares in their gross income as ordinary income from foreign sources. Generally, distributions in excess of a corporation’s current and accumulated earnings and profits are treated as a non-taxable return of capital to the extent of the shareholder’s basis in its shares, and thereafter as capital gain. However, the Company does not maintain calculations of its earnings and profits in accordance with United States federal income tax principles. US Holders therefore should assume that any distribution by the Company with respect to our ordinary shares will be treated as ordinary dividend income. Dividends will not be eligible for the dividends-received deduction generally available to United States corporations. However, dividends should be eligible for the reduced rate on qualified dividend income available to certain eligible non-corporate US Holders that satisfy a minimum holding period and other generally applicable requirements if the Company qualifies for benefits under the income tax treaty between the United Kingdom and the United States (the “US-UK Treaty”). The Company expects to qualify for benefits under the US-UK Treaty.

Dividends paid to US Holders in a currency other than U.S. dollars will be includible in income in a U.S. dollar amount determined at the spot rate on the date of receipt whether or not converted into U.S. dollars at that time. A US Holder will have a basis in the non-United States currency received equal to its U.S. dollar value on the date of receipt. Gain or loss on a subsequent conversion or other disposition of the non-United States currency for a different amount generally will be treated as ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

Dispositions of Ordinary Shares

US Holders generally will recognize a capital gain or loss on the sale or other disposition of ordinary shares in an amount equal to the difference between their adjusted tax basis in the shares and the U.S. dollar value of the amount realized. Any gain will be a long-term gain if the US Holder has held the ordinary shares for a period longer than one year. Any loss will be a long-term loss if the US Holder has held the ordinary shares for a period longer than one year. Deductions for capital losses are subject to limitations. Any gain or loss generally will be treated as arising from United States sources. US Holders should consult their tax advisers regarding any special rules relating to “extraordinary dividends” that may be potentially applicable to them if they have received a dividend from the Company in an amount greater than 10% of that US Holder’s tax basis in its ordinary shares.

A US Holder that receives a currency other than U.S. dollars in exchange for its shares will realize an amount equal to the U.S. dollar value of the currency received at the spot rate on the date of disposition (or, if the shares are traded on an established securities market and a US Holder is a cash-basis or electing accrual basis taxpayer, at the spot rate on the settlement date). A US Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency on the settlement date. Any currency gain or loss realized on the settlement date or on a subsequent conversion or other disposition of the currency for a different U.S. dollar amount generally will be United States source ordinary income or loss.

Gain or loss realized by a US holder on the sale or exchange of ordinary shares will generally be treated as US-source gain or loss for US foreign tax credit purposes.

Medicare Tax on Net Investment Income

Certain non-corporate US Holders whose income exceeds certain thresholds generally will be subject to a 3.8% surtax on their “net investment income” (which generally includes, among other things, dividends on, and capital and foreign currency gain from, the sale or other disposition of the ordinary shares). Non-corporate US Holders should consult their own tax advisers regarding the possible effect of such tax on their ownership and disposition of the ordinary shares.

Information Reporting and Backup Withholding

Dividends on our ordinary shares and proceeds from the disposition of such shares may be reported to the United States Internal Revenue Service (the “IRS”) unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number on a properly complete IRS Form W-9 or to meet other conditions. The amount of any backup withholding tax may be credited against or refunded to the extent it exceeds the holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS.

Certain US Holders are required to report to the IRS information about their investment in ordinary shares not held through an account with a domestic financial institution. Investors who fail to report required information could become subject to substantial penalties. US Holders should consult their tax advisers about these and any other reporting requirements arising from their investment in our ordinary shares.

United Kingdom Taxation

The following statements are intended only as a general guide to certain UK tax considerations and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding or disposing of the ordinary shares. They are based on current UK law and what is understood to be the current practice of Her Majesty’s Revenue and Customs (“HMRC”) as at the date of this Form 20-F, both of which may change, possibly with retroactive effect. They apply only to shareholders who are resident, and in the case of individuals domiciled, for tax purposes in (and only in) the UK (except insofar as express reference is made to the treatment of non-UK residents), who hold their ordinary shares as an investment (other than where a tax exemption applies, for example where the ordinary shares are held in an individual savings account or pension arrangement) and who are the absolute beneficial owner of both the ordinary shares and any dividends paid on them. The tax position of certain categories of shareholders who are subject to special rules is not considered (except insofar as express reference is made to the treatment of exempt shareholders) and it should be noted that they may incur liabilities to UK tax on a different basis to that described below. This includes persons acquiring their ordinary shares in connection with employment, dealers in securities, insurance companies, collective investment schemes, charities, exempt pension funds, and temporary non-residents and non-residents carrying on a trade, profession or vocation in the UK.

The statements summarize the current position and are intended as a general guide only. Shareholders who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the UK are strongly recommended to consult their own professional advisers.

Income from Ordinary Shares

Ferguson is not required to withhold UK tax when paying a dividend. Liability to tax on dividends will depend upon the individual circumstances of a shareholder.

UK Resident Individual Shareholders

Under current UK tax rules specific rates of tax apply to dividend income. These include a nil rate of tax (the “dividend allowance”) for the first £2,000 of non-exempt dividend income in any tax year and different rates of tax for dividend income that exceeds the dividend allowance. No tax credit attaches to dividend income. For these purposes “dividend income” includes UK and non-UK source dividends and certain other distributions in respect of shares.

An individual shareholder who is resident for tax purposes in the United Kingdom and who receives a dividend from Ferguson will not be liable to UK tax on the dividend to the extent that (taking account of any other non-exempt dividend income received by the shareholder in the same tax year) that dividend falls within the dividend allowance.

To the extent that (taking account of any other non-exempt dividend income received by the shareholder in the same tax year) the dividend exceeds the dividend allowance, it will be subject to income tax at 7.5% to the extent that it falls below the threshold for higher rate income tax. To the extent that (taking account of other non-exempt dividend income received by the shareholder in the same tax year) it falls above the threshold for higher rate income tax then the dividend will be taxed at 32.5% to the extent that it is within the higher rate band, or 38.1% to the extent that it is within the additional rate band. For the purposes of determining which of the taxable bands dividend income falls into, dividend income is treated as the highest part of a shareholder’s income. In addition, dividends within the dividend allowance which would (if there was no dividend allowance) have fallen within the basic or higher rate bands will use up those bands respectively for the purposes of determining whether the threshold for higher rate or additional rate income tax is exceeded.

UK Resident Corporate Shareholders

It is likely that most dividends paid on the ordinary shares to UK resident corporate shareholders would fall within one or more of the classes of dividend qualifying for exemption from corporation tax. However, it should be noted that the exemptions are not comprehensive and are also subject to anti-avoidance rules.

UK Resident Exempt Shareholders

UK resident shareholders who are not liable to UK tax on dividends, including exempt pension funds and charities, are not entitled to any tax credit in respect of dividends paid by Ferguson.

Non-UK Resident Shareholders

No tax credit will attach to any dividend paid by Ferguson. A shareholder resident outside the UK may also be subject to non-UK taxation on dividend income under local law. A shareholder who is resident outside the UK for tax purposes should consult his or her own tax adviser concerning his or her tax position on dividends received from Ferguson.

Disposal of Shares

UK Resident Shareholders

A disposal or deemed disposal of ordinary shares by a shareholder who is resident in the UK for tax purposes may, depending upon the shareholder’s circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals), give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of capital gains.

Non-UK Resident Shareholders

Shareholders who are not resident in the UK will not generally be subject to UK taxation of capital gains on the disposal or deemed disposal of ordinary shares unless they are carrying on a trade, profession or vocation in the UK through a branch or agency (or, in the case of a corporate shareholder, a permanent establishment) in connection with which the ordinary shares are used, held or acquired. Non-UK tax resident shareholders may be subject to non-UK taxation on any gain under local law.

An individual shareholder who has been resident for tax purposes in the UK but who ceases to be so resident or becomes treated as resident outside the UK for the purposes of a double tax treaty for a period of five years or less and who disposes of all or part of his or her ordinary shares during that period may be liable to capital gains tax on his or her return to the UK, subject to any available exemptions or reliefs.

Stamp Duty and SDRT

No UK stamp duty or SDRT will be payable in respect of transfers of the ordinary shares, provided that no written instrument of transfer is entered into (which should not be necessary). Ferguson has received HMRC clearance confirming that agreements to transfer ordinary shares which are traded on the LSE and settled by way of DIs will not be subject to UK SDRT.

If the ordinary shares were transferred by way of written instrument, then UK stamp duty at the rate of 0.5 per cent (rounded up to the next multiple of £5) of the amount or value of the consideration given would in principle be payable, if the instrument of transfer was executed in the UK or related “to any matter or thing done or to be done” in the UK.

Inheritance Tax

Liability to UK inheritance tax may arise in respect of ordinary shares on the death of, or on a gift of ordinary shares by, an individual holder of such ordinary shares who is domiciled, or deemed to be domiciled, in the UK.

The ordinary shares, if held directly, rather than as DIs, should not be assets situated in the UK for the purposes of UK inheritance tax. Accordingly, neither the death of a holder of such ordinary shares nor a gift of such ordinary shares by a holder should give rise to a liability to UK inheritance tax if the holder is neither domiciled nor deemed to be domiciled in the UK. However, DIs may be treated as assets situated in the UK for the purposes of UK inheritance tax. Accordingly, the death of a holder of DIs or a gift of DIs by a holder may give rise to a liability to UK inheritance tax, even if the holder is neither domiciled nor deemed to be domiciled in the UK.

For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules also apply to close companies and to trustees of settlements who hold ordinary shares, bringing them within the charge to inheritance tax. Shareholders should consult an appropriate tax adviser if they make a gift or transfer at less than full market value or if they intend to hold any ordinary shares or DIs through trust arrangements.

Jersey Taxation

The following summary of the anticipated treatment of holders of ordinary shares (other than residents of Jersey) is based on Jersey taxation law and practice as it is understood to apply at the date of this registration statement. It does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice. Shareholders should consult their professional advisers on the implications of acquiring, buying, holding, selling or otherwise disposing of ordinary shares under the laws of the jurisdictions in which they may be liable to taxation. Shareholders should be aware that tax laws, rules and practice and their interpretation may change.

Taxation of Ferguson shares

On the basis that it is centrally managed and controlled and considered resident for tax purposes in the UK, the Company will not be considered Jersey tax resident, therefore dividends on ordinary shares may be paid by Ferguson without withholding or deduction for or on account of Jersey income tax. The holders of ordinary shares (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such ordinary shares.

Stamp Duty

In Jersey, no stamp duty is levied on the issue or transfer of the ordinary shares except that stamp duty is payable on Jersey grants of probate and letters of administration, which will generally be required to transfer ordinary shares on the death of a holder of such ordinary shares. In the case of a grant of probate or letters of administration, stamp duty is levied according to the size of the estate (wherever situate in respect of a holder of ordinary shares domiciled in Jersey, or situate in Jersey in respect of a holder of ordinary shares domiciled outside Jersey) and is payable on a sliding scale at a rate of up to 0.75% of such estate, capped at £100,000.

Jersey does not otherwise levy taxes upon capital, inheritances, capital gains or gifts nor are there other estate duties.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY ONLY AND IS NOT TAX ADVICE. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO A PARTICULAR HOLDER. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES OF HOLDING OR DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF THE HOLDER’S OWN CIRCUMSTANCES.

F	Dividends and Paying Agents

Notwithstanding the aforementioned, the Company is unaware of any dividend restrictions, other than as described in this registration statement, and has no specific procedures for non-resident holders to claim dividends but might expect to pay their dividends in the same manner as resident holders. The Company expects to appoint Computershare Investor Services PLC as its registrar and Computershare Trust Company NA as its transfer agent in the United States and as its paying agent for dividends in the United States.

G	Statement by Experts

The audited consolidated financial statements of the Company and its subsidiaries for the period ended July 31, 2020, appearing in this Form 20-F have been audited by Deloitte, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

H	Documents on Display

Upon the effectiveness of this registration statement, we will become subject to the information requirements of the Exchange Act, except that as a foreign issuer, we will not be subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we will file or furnish reports and other information with the SEC. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

I	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

A	Quantitative Information about Market Risk

See “Item 5. Operating and Financial Review and Prospects—. B. Liquidity and Capital Resources—Financial Risk Management Policies and Hedging Activities.”

B	Qualitative Information about Market Risk

See “Item 5. Operating and Financial Review and Prospects—. B. Liquidity and Capital Resources—Financial Risk Management Policies and Hedging Activities.”

Item 12.	Description of Securities Other Than Equity Securities

A	Debt Securities

Not applicable.

B	Warrants and Rights

Not applicable.

C	Other Securities

Not applicable.

D	American Depositary Shares

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

A	Disclosure Controls and Procedures

Not applicable.

B	Management’s Annual Report on Internal Control Over Financial Reporting

Not applicable.

C	Attestation Report of the Registered Public Accounting Firm

Not applicable.

D	Changes in Internal Control Over Financial Reporting

Not applicable.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Not applicable.

Item 16B.	Code of Ethics

Not applicable.

Item 16C.	Principal Accountant Fees and Services

Not applicable.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchase of Equity Securities by Issuer & Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide audited consolidated financial statements and the related information pursuant to Item 18.

Item 18.	Financial Statements

See pages F-1 to F-55, which are incorporated herein by reference. All schedules are omitted as the required information is inapplicable or the information is presented in the Group’s audited consolidated financial statements or notes thereto.

Item 19.	Exhibits

1.1	Memorandum and Articles of Association of the Company.

4.1	Multicurrency Revolving Credit Facility Agreement, dated as of March 10, 2020, among the Company and Wolseley Limited as original borrowers and original guarantors, the lenders and arrangers party thereto, and the agent.

4.2	Bilateral Loan Agreement, dated as of March 19, 2020, among the Company and Wolseley Limited as original borrowers and original guarantors and Sumitomo Mitsui Banking Corporation.

4.3	Receivables Purchase Agreement, dated as of July 31, 2013, as further amended, supplemented and restated, among Ferguson plc, Ferguson Receivables, LLC as seller, Ferguson Enterprises, LLC as servicer, the originators, the lenders as conduit purchasers and committed purchasers, letters of credit banks, facility agents, administrative agent and co-administrative agent party each thereto.

4.4	Purchase and Contribution Agreement, dated as of July 31, 2013, as further amended, supplemented and restated, among Ferguson Enterprises, LLC and its various subsidiaries party thereto as originators and Ferguson Receivables, LLC as purchaser.

8.1	List of significant subsidiaries.

15.1	Consent of Deloitte.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements for the fiscal years ended July 31, 2020, 2019 and 2018

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Group income statement	F-3
Consolidated Group statement of comprehensive income	F-4
Consolidated Group statement of changes in equity	F-5
Consolidated Group balance sheet	F-6
Consolidated Group cash flow statement	F-7
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Ferguson plc

Opinion on the Financial Statements

We have audited the accompanying consolidated group balance sheets of Ferguson plc and subsidiaries (the “Company”) as at July 31, 2020 and 2019, the related consolidated group income statements, group statements of comprehensive income, group statements of changes in equity, and group cash flow statements, for each of the three years in the period ended July 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, the Company has changed its method of accounting for leases in the year ended July 31, 2020 due to the adoption of IFRS 16 Leases.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

London, United Kingdom

November 20, 2020

We have served as the Company’s auditor since 2016.

Group income statement

Year ended July 31, 2020

	Notes	2020	2019	2018
		$m	$m	$m
Revenue	2	21,819	22,010	20,752
Cost of sales		(15,398)	(15,552)	(14,708)

Gross profit		6,421	6,458	6,044
Operating costs		(4,999)	(5,056)	(4,684)

Operating profit	3	1,422	1,402	1,360
Finance costs	4	(151)	(86)	(61)
Finance income	4	7	12	8
Share of (loss)/profit after tax of associates		(2)	2	2
Gain on disposal of interests in associates and financial assets		7	3	—
Impairment of interests in associates		(22)	(9)	(122)

Profit before tax		1,261	1,324	1,187
Tax	5	(307)	(263)	(346)

Profit from continuing operations		954	1,061	841
Profit from discontinued operations	6	7	47	426

Profit for the year attributable to shareholders of the Company		961	1,108	1,267

Earnings per share	8
Continuing operations and discontinued operations
Basic earnings per share		427.5c	481.3c	515.7c
Diluted earnings per share		423.5c	477.8c	511.9c
Continuing operations only
Basic earnings per share		424.4c	460.9c	342.3c
Diluted earnings per share		420.4c	457.5c	339.8c

The Group adopted IFRS 16 “Leases” on August 1, 2019 applying the modified retrospective transition method. As a result, comparatives have not been restated and are shown on an IAS 17 “Leases” basis. See note 1 for further details.

Group statement of comprehensive income

Year ended July 31, 2020

	Notes	2020	2019	2018
		$m	$m	$m
Profit for the year		961	1,108	1,267

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange gain/(loss) on translation of overseas operations(1)		57	(86)	7
Exchange (loss)/gain on translation of borrowings and derivatives designated as hedges of overseas operations(1)		(31)	36	(11)
Cumulative currency translation differences on disposals(1)		9	1	194
Cumulative currency translation differences on disposal of interests in associates(1)		—	7	—
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of retirement benefit plans(2)	22	(235)	(36)	104
Tax credit/(charge) on items that will not be reclassified to profit or loss(2)	5, 22	44	6	(17)

Other comprehensive (expense)/income for the year		(156)	(72)	277

Total comprehensive income for the year		805	1,036	1,544

Total comprehensive income attributable to:
Continuing operations		787	993	926
Discontinued operations		18	43	618

Total comprehensive income for the year attributable to shareholders of the Company		805	1,036	1,544

(1)	Impacting the translation reserve.
(2)	Impacting retained earnings.

Group statement of changes in equity

Year ended July 31, 2020

				Reserves
	Notes	Share capital	Share premium	Translation reserve	Treasury shares	Own shares	Retained earnings	Non-controlling interest	Total equity
		$m	$m	$m	$m	$m	$m	$m	$m
On August 1, 2017		45	67	(746)	(743)	(76)	5,996	(3)	4,540
Profit for the year		—	—	—	—	—	1,267	—	1,267
Other comprehensive income		—	—	190	—	—	87	—	277

Total comprehensive income		—	—	190	—	—	1,354	—	1,544
Purchase of own shares by Employee Benefit Trusts	23	—	—	—	—	(41)	—	—	(41)
Issue of own shares by Employee Benefit Trusts	23	—	—	—	—	27	(27)	—	—
Credit to equity for share-based payments		—	—	—	—	—	35	—	35
Tax relating to share-based payments	5	—	—	—	—	—	8	—	8
Adjustment arising from change in non-controlling interest		—	—	—	—	—	(16)	2	(14)
Purchase of Treasury shares	23	—	—	—	(675)	—	—	—	(675)
Disposal of Treasury shares	23	—	—	—	38	—	(14)	—	24
Dividends paid	7	—	—	—	—	—	(1,364)	—	(1,364)

At July 31, 2018		45	67	(556)	(1,380)	(90)	5,972	(1)	4,057

Profit for the year		—	—	—	—	—	1,108	—	1,108
Other comprehensive expense		—	—	(42)	—	—	(30)	—	(72)

Total comprehensive income		—	—	(42)	—	—	1,078	—	1,036
Cancellation of Treasury shares	23	(4)	—	—	1,369	—	(1,365)	—	—
Group reconstruction		(11)	16,083	—	—	—	(16,072)	—	—
Capital reduction		—	(16,150)	—	—	—	16,150	—	—
Issue of share capital		—	9	—	—	—	—	—	9
Purchase of own shares by Employee Benefit Trusts	23	—	—	—	—	(38)	—	—	(38)
Issue of own shares by Employee Benefit Trusts	23	—	—	—	—	26	(26)	—	—
Credit to equity for share-based payments		—	—	—	—	—	34	—	34
Tax relating to share-based payments	5	—	—	—	—	—	6	—	6
Adjustment arising from change in non-controlling interest		—	—	—	—	—	—	1	1
Purchase of Treasury shares	23	—	—	—	(309)	—	—	—	(309)
Disposal of Treasury shares	23	—	—	—	15	—	(12)	—	3
Dividends paid	7	—	—	—	—	—	(449)	—	(449)

At July 31, 2019		30	9	(598)	(305)	(102)	5,316	—	4,350
Adjustment on adoption of IFRS 16	1	—	—	—	—	—	(187)	—	(187)

On August 1, 2019		30	9	(598)	(305)	(102)	5,129	—	4,163
Profit for the year		—	—	—	—	—	961	—	961
Other comprehensive income		—	—	35	—	—	(191)	—	(156)

Total comprehensive income		—	—	35	—	—	770	—	805
Purchase of own shares by Employee Benefit Trusts	23	—	—	—	—	(26)	—	—	(26)
Issue of own shares by Employee Benefit Trusts	23	—	—	—	—	40	(40)	—	—
Credit to equity for share-based payments		—	—	—	—	—	26	—	26
Tax relating to share-based payments	5	—	—	—	—	—	11	—	11
Purchase of Treasury shares	23	—	—	—	(292)	—	—	—	(292)
Disposal of Treasury shares	23	—	—	—	27	—	(16)	—	11
Dividends paid	7						(327)		(327)

At July 31, 2020		30	9	(563)	(570)	(88)	5,553	—	4,371

Group balance sheet

As at July 31, 2020

	Notes	2020	2019
		$m	$m
Assets
Non-current assets
Intangible assets: goodwill	10	1,721	1,656
Intangible assets: other	11	521	423
Right of use assets	12	1,111	—
Property, plant and equipment	13	1,389	1,349
Interests in associates		4	29
Other financial assets		12	42
Retirement benefit assets	22	—	178
Deferred tax assets	14	216	164
Trade and other receivables	16	377	340
Derivative financial assets	20	28	10

		5,379	4,191

Current assets
Inventories	15	2,880	2,821
Trade and other receivables	16	3,042	3,213
Current tax receivable		—	6
Other financial assets		9	9
Derivative financial assets	20	11	12
Cash and cash equivalents	17	2,115	1,133

		8,057	7,194

Assets held for sale		20	1

Total assets		13,456	11,386

Liabilities
Current liabilities
Trade and other payables	18	3,591	3,797
Current tax payable		293	251
Borrowings	19	531	52
Lease liabilities	12	281	—
Obligations under finance leases		—	2
Provisions	21	53	79

		4,749	4,181

Non-current liabilities
Trade and other payables	18	338	292
Borrowings	19	2,635	2,292
Lease liabilities	12	1,074	—
Obligations under finance leases		—	4
Deferred tax liabilities	14	26	56
Provisions	21	202	186
Retirement benefit obligations	22	61	25

		4,336	2,855

Total liabilities		9,085	7,036

Net assets		4,371	4,350

Equity
Share capital	23	30	30
Share premium		9	9
Reserves		4,332	4,311

Equity attributable to shareholders of the Company		4,371	4,350

Group cash flow statement

Year ended July 31, 2020

	Notes	2020	2019	2018
		$m	$m	$m
Cash flows from operating activities
Cash generated from operations	24	2,252	1,609	1,323
Interest received		8	13	9
Interest paid		(167)	(90)	(62)
Tax paid		(225)	(242)	(234)

Net cash generated from operating activities		1,868	1,290	1,036

Cash flows from investing activities
Acquisition of businesses (net of cash acquired)	25	(351)	(657)	(416)
Disposals of businesses (net of cash disposed of)		7	201	1,320
Purchases of property, plant and equipment		(215)	(382)	(265)
Net proceeds from disposal of property, plant and equipment, assets held for sale and right of use assets		13	84	120
Purchases of intangible assets		(87)	(36)	(34)
Acquisition of associates and other investments		(5)	(11)	(35)
Disposal of interests in associates and other investments		32	18	—
Dividends received from associates		—	—	10

Net cash (used in)/generated from investing activities		(606)	(783)	700

Cash flows from financing activities
Proceeds from the issue of shares	23	—	9	—
Purchase of own shares by Employee Benefit Trusts	23	(26)	(38)	(41)
Purchase of Treasury shares		(451)	(150)	(675)
Proceeds from the sale of Treasury shares	23	11	3	24
Proceeds from loans and derivatives	26	1,169	757	459
Repayments of loans	26	(566)	(2)	(261)
Lease liability capital payments	26	(295)	—	—
Finance lease capital payments	26	—	(3)	(4)
Dividends paid to shareholders		(327)	(445)	(1,359)

Net cash (used in)/generated from financing activities		(485)	131	(1,857)

Net cash generated/(used)		777	638	(121)
Cash, cash equivalents and bank overdrafts at the beginning of the year	26	1,086	458	586
Effects of exchange rate changes		4	(10)	(7)

Cash, cash equivalents and bank overdrafts at the end of the year	26	1,867	1,086	458

Notes to the consolidated financial statements

Year ended July 31, 2020

1—Accounting policies

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements have also been prepared in accordance with IFRS adopted by the European Union, including interpretations issued by the International Accounting Standards Board (“IASB”) and its committees.

On May 10, 2019, pursuant to a Scheme of Arrangement under Article 125 of the Companies (Jersey) Law 1991, a new parent company was introduced which is now called Ferguson plc (the “Company”). The previous parent company has been renamed as Ferguson Holdings Limited (“Old Ferguson”).

Immediately after the Scheme of Arrangement became effective the Company had the same management and corporate governance arrangements as Old Ferguson had immediately before. The consolidated assets and liabilities of the Company immediately after the effective date of the Scheme of Arrangement were the same as the consolidated assets and liabilities of Old Ferguson immediately before.

The introduction of a new parent company constitutes a group reconstruction and has been accounted for using pooling of interest method. Therefore, although the group reconstruction did not become effective until May 10, 2019, the consolidated financial statements of the Group are presented as if the Company and Old Ferguson had always been part of the same Group.

Accordingly, the results of the Group for the entire year ended July 31, 2019 are shown in the Group income statement, and the comparative figures for the year ended July 31, 2018 are also prepared on this basis. Earnings per share are unaffected by the group reconstruction.

Ferguson plc is a public company limited by shares incorporated in Jersey under the Companies (Jersey) Law 1991 and is headquartered in the UK. It operates as the ultimate parent company of the Ferguson Group. Its registered office is 26 New Street, St Helier, Jersey, JE2 3RA, Channel Islands.

The consolidated financial statements have been prepared on a going concern basis and under the historical cost convention as modified by the revaluation of financial assets and liabilities measured at fair value.

Choices permitted by IFRS

The Group has elected to apply hedge accounting to some of its financial instruments.

Accounting developments and changes

On August 1, 2019, the Group adopted IFRS 16 “Leases”. The standard makes changes to the treatment of leases in the financial statements, requiring the use of a single model to recognize a lease liability and a right of use asset for all leases, including those classified as operating under IAS 17 “Leases”, unless the underlying asset has a low value or the lease term is 12 months or less. Rental charges in the income statement previously recorded under IAS 17 are replaced with depreciation and interest charges under IFRS 16 and right of use assets are subject to impairment reviews in accordance with IAS 36 “Impairment of Assets” replacing the previous requirement to recognize a provision for onerous lease contracts.

The Group has applied the modified retrospective transition method and has not restated comparatives for the year ended July 31, 2019. For the majority of leases, the right of use asset on transition has been measured as if IFRS 16 had been applied since the commencement of the lease, discounted using the Group’s incremental borrowing rate as at August 1, 2019, with the difference between the right of use asset and the lease liability taken to retained earnings. For the remaining leases which relate to the Group’s US fleet, where sufficient historic information has not been available, the right of use asset has been measured as equal to the lease liability on transition. The US fleet represented $252 million of the lease liability on transition.

The Group has elected to apply the following practical expedients on transition:

•	To not reassess whether contracts are, or contain, a lease at the date of initial application;

•	Application of a single discount rate to a portfolio of leases with reasonably similar characteristics;

•

Reliance on previous assessment of whether leases are onerous in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” immediately before the date of initial application as an alternative to performing an impairment review;

•	Election to not apply the measurement requirements of the standard to leases where the term ends within 12 months of the date of initial application;

•	Exclusion of initial direct costs from the measurement of the right of use asset at the date of initial application; and

•	Use of hindsight, such as in determining the lease term.

The impact of the adoption of IFRS 16 on the income statement in the year ended July 31, 2020 was to decrease rental costs by $337 million, increase depreciation by $268 million and increase finance costs by $53 million. The impact on the cash flow statement was to increase cash generated from operations by $348 million, increase interest paid by $53 million and increase lease liability capital payments by $295 million. There was no impact on the net increase in cash, cash equivalents and bank overdrafts.

The impact of the adoption of IFRS 16 on the opening balance sheet on August 1, 2019 was as follows:

$m
Right of use assets	1,220
Property, plant and equipment	(6)
Net deferred tax assets	69
Lease liabilities	(1,481)
Obligations under finance leases	6
Other	5

Net retained earnings adjustment	(187)

A reconciliation of the operating lease commitments previously reported under IAS 17 in the Group’s Annual Report and Accounts for the year ended July 31, 2019 to the lease liability on August 1, 2019 under IFRS 16 is as follows:

$m
Operating lease commitments at July 31, 2019	1,126
Leases of low value assets	(20)
Long term leases that expire before July 31, 2020	(12)
Reasonably certain extensions or terminating options	564
Effect from discounting(1)	(183)

Lease liabilities due to initial application of IFRS 16 on August 1, 2019	1,475
Lease liabilities from finance leases under IAS 17 at July 31, 2019	6

Total lease liabilities on August 1, 2019	1,481

(1)	The weighted average incremental borrowing rate applied by the Group upon transition was 3.5 per cent.

On August 1, 2018 the Group adopted IFRS 9 “Financial Instruments”. The standard makes changes to the classification and measurement of financial assets and liabilities, revises the requirements of hedge accounting and introduces a new impairment model for financial assets. The adoption of IFRS 9 has not had a material impact on the Group’s consolidated financial statements, comparatives have not been restated and there is no adjustment required to opening retained earnings.

On August 1, 2018 the Group adopted IFRS 15 “Revenue from Contracts with Customers” applying the modified retrospective approach which does not require the restatement of comparatives. The standard introduces revised principles for the recognition of revenue with a new five-step model that focuses on the transfer of control instead of a risks and rewards approach. The adoption of IFRS 15 has not had a material impact on the Group’s consolidated financial statements and there is no adjustment required to opening retained earnings. In accordance with the accounting for refund liabilities under IFRS 15, the presentation of the provision for sales returns has changed from a net basis to a gross basis on the balance sheet, with a liability of $143 million, for expected refunds to customers included within trade and other payables and an associated asset of $99 million, for the value of returned goods included within inventory, as at July 31, 2019.

The following other standards and amendments to existing standards became effective for the year ended July 31, 2020 and have not had a material impact on the Group’s consolidated financial statements:

•	IFRIC 23 “Uncertainty over Income Tax Treatments”;

•	Amendments to IFRS 9—Prepayment Features with Negative Compensation;

•	Amendments to IAS 28—Long term Interests in Associates and Joint Ventures;

•	Annual Improvements to IFRSs 2015-2017 Cycle; and

•	Amendments to IAS 19—Plan Amendment, Curtailment or Settlement.

Other standards and amendments to existing standards that have been issued but not yet adopted are not expected to have a material impact on the Group’s consolidated financial statements.

Critical accounting judgments

Impact of COVID-19

Management has exercised judgment in evaluating the impact of COVID-19 on the financial statements. Management assessed areas relevant for the Group which had the potential to be impacted such as: expected credit losses; inventory impairment; goodwill; intangible and tangible asset impairment; and deferred tax asset recognition. In light of the Group’s strong and resilient performance during the period, management concluded there was no material impact in these areas and no new sources of estimation uncertainty.

Leases

Property leases entered into by the Group typically include extension and termination options to provide operational flexibility to the Group. Management applied significant judgment in determining whether these options were reasonably certain to be exercised when determining the lease term on adoption of IFRS 16. In making this judgment management considered the remaining lease term, future business plans and other relevant economic factors. Specifically in respect to property leases, which represent the majority of the lease liability, a renewal option was determined to be reasonably certain to be exercised when a lease expired within the Group’s three year strategic planning horizon.

Pensions and other post-retirement benefits

The Group operates defined benefit pension plans in the UK and in a number of overseas locations that are accounted for using methods that rely on actuarial assumptions to estimate costs and liabilities for inclusion in the consolidated financial statements.

The discount rate used is set with reference to the yield at the valuation date on high-quality corporate bonds that have a maturity approximating to the terms of the pension obligations. Significant judgment is required when selecting the bonds to include. The most significant criteria considered for selection of the bonds include the issue size of the corporate bonds, the quality of the bonds and the identification of outliers which are excluded.

Sources of estimation uncertainty

In applying the Group’s accounting policies, various transactions and balances are valued using estimates or assumptions. Should these estimates or assumptions prove incorrect there may be an impact on the following year’s financial statements. Management believes that the estimates and assumptions that have been applied would not give rise to a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Accounting policies

A summary of the principal accounting policies applied by the Group in the preparation of the consolidated financial statements is set out below. The accounting policies have been applied consistently throughout the current and preceding year.

Basis of consolidation

The consolidated financial information includes the results of the parent company and entities controlled by the Company (its subsidiary undertakings and controlling interests) and its share of profit/(loss) after tax of its associates.

The financial performance of business operations is included in profit from continuing operations from the date of acquisition and up to the date of classification as a discontinued operation or sale.

Intra-group transactions and balances and any unrealized gains and losses arising from intra-group transactions are eliminated on consolidation, with the exception of gains or losses required under relevant IFRS accounting standards.

Discontinued operations

When the Group has disposed of, or classified as held for sale, a business component that represents a separate major line of business or geographical area of operations, it classifies such operations as discontinued in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. The post-tax profit or loss of the discontinued operations are shown as a single line on the face of the income statement separate from the other results of the Group.

Foreign currencies

Items included in the financial statements of the parent and of each of the Group’s subsidiary undertakings are measured using the currency of the primary economic environment in which the subsidiary undertaking operates (the “functional currency”). The consolidated financial statements are presented in US dollars, which is the presentational currency of the Group.

The trading results of overseas subsidiary undertakings are translated into US dollars using the average rates of exchange ruling during the relevant financial period. The balance sheets of overseas subsidiary undertakings are translated into US dollars at the rates of exchange ruling at the year-end. Exchange differences arising on the translation into US dollars of the net assets of these subsidiary undertakings are recognized in other comprehensive income and accumulated in the translation reserve. At July 31, 2020, the translation reserve comprised $354 million in relation to pound sterling entities, $181 million in relation to US dollar entities and $28 million in relation to entities denominated in other currencies.

In the event that a subsidiary undertaking which has a non-US dollar functional currency is disposed of, the gain or loss on disposal recognized in the income statement is determined after taking into account the cumulative currency translation differences that are attributable to the subsidiary undertaking concerned.

Foreign currency transactions entered into during the year are translated into the functional currency of the entity at the rates of exchange ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All currency translation differences are taken to the income statement. Except as noted above, changes in the fair value of derivative financial instruments, entered into to hedge foreign currency net assets and that satisfy the hedging conditions of IFRS 9 “Financial Instruments” are recognized in other comprehensive income and the translation reserve (see the separate accounting policy on derivative financial instruments).

Business combinations

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. Costs related to acquisitions are expensed as incurred.

The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group’s share of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Interests in associates

Investments in companies where significant influence is exercised are accounted for as interests in associates using the equity method of accounting from the date the investee becomes an associate. The investment is initially recognized at cost and adjusted thereafter for changes in the Group’s share in the net assets of the investee. The Group’s share of profit or loss after tax is recognized in the Group income statement and share of other comprehensive income or expense is recognized in the Group statement of other comprehensive income.

On acquisition of the investment in an associate, any excess of the cost of the investment over the Group’s share of the fair value of net assets of the investee is recognized as goodwill, which is included within the carrying amount of the investment. The requirements of IAS 36 “Impairment of Assets”, are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. Impairment losses recognized are charged to the income statement.

Revenue

The Group’s revenues are derived primarily from the sale of a broad range of plumbing and heating products and solutions. The Group’s customers predominantly operate within the repair, maintenance and improvement sector and are served through a network of branches and distribution centers.

Revenue is the consideration expected to be received in exchange for the provision of goods falling within the Group’s ordinary activities, excluding intra-group sales, estimated and actual sales returns, trade and early settlement discounts, Value Added Tax and similar sales taxes.

Revenue from the sale of goods is recognized when the customer obtains control of the goods, which is the point they are delivered to, or collected by, the customer. Revenue from the provision of goods is only recognized when the transaction price is determinable and it is probable that the entity will collect the consideration to which it will be entitled in exchange for the goods to be transferred to the customer. Payment terms between the Group and its customers vary by the type of customer, country of sale and the products sold. The Group does not have significant financing components in its contracts and the payment due date is typically shortly after sale.

In some instances, goods are delivered directly to the customer by the supplier. The Group has concluded it is the principal in these transactions as it is primarily responsible to the customer for fulfilling the obligation and has the responsibility for identifying and directing the supplier to deliver the goods to the customer.

The Group offers a right of return to its customers for most of its goods sold. Revenue is reduced by the amount of expected returns, estimated based on historical data, in the period in which the related revenue is recorded. Returns can be reliably estimated as historic returns as a percentage of revenue have remained stable over time and the terms and conditions of sale have remained broadly unchanged for several years. Early settlement discounts are known shortly after the sale and can therefore be reliably estimated. The Group also provides customers with assurance-type warranties for some own brand goods that provide assurance the goods comply with agreed-upon specifications and will operate as specified for a set period from the date of sale. Obligations under these warranties are accounted for as provisions.

The Group has no contracts with an expected duration of more than one year.

Cost of sales

Cost of sales includes purchased goods and the cost of bringing inventory to its present location and condition.

Supplier rebates

In line with industry practice, the Group has agreements (“supplier rebates”) with a number of its suppliers whereby volume-based rebates, marketing support and other discounts are received in connection with the purchase of goods for resale from those suppliers. Rebates relating to the purchase of goods for resale are accrued as earned and are recorded initially as a deduction in inventory with a subsequent reduction in cost of sales when the related product is sold.

Volume-based rebates

The majority of volume-based rebates are determined by reference to guaranteed rates of rebate. These are calculated through a mechanical process with minimal judgment required to determine the amount recorded in the income statement.

A small proportion of volume-based rebates are subject to tiered targets where the rebate percentage increases as volumes purchased reach agreed targets within a set period of time. The majority of rebate agreements apply to purchases in a calendar year and therefore, for tiered rebates, judgment is required to estimate the rebate amount recorded in the income statement at the end of the period. The Group assesses the probability that targeted volumes will be achieved in the year based on forecasts which are informed by historical trading patterns, current performance and trends. This judgment is exercised consistently with historically insignificant true ups at the end of the period.

An amount due in respect of supplier rebates is not recognized within the income statement until all the relevant performance criteria, where applicable, have been met and the goods have been sold to a third party.

Other rebates

The Group has also entered into other rebate agreements which represent a smaller element of the Group’s overall supplier rebates, which are recognized in the income statement when all performance conditions have been fulfilled.

Supplier rebates receivable

Supplier rebates are offset with amounts owing to each supplier at the balance sheet date and are included within trade payables where the Group has the legal right to offset and net settles balances. Where the supplier rebates are not offset against amounts owing to a supplier, the outstanding amount is included within prepayments.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary undertaking at the date of acquisition. Goodwill on acquisitions of subsidiary undertakings is included within intangible assets. Goodwill is allocated to cash generating units or aggregations of cash generating units (together “CGUs”) where synergy benefits are expected. CGUs are independent sources of income streams and represent the lowest level within the Group at which the associated goodwill is monitored for management purposes. The Group considers that a CGU is a business unit because independent cash flows cannot be identified below this level.

Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. For goodwill impairment testing purposes, no CGU is larger than the operating segments determined in accordance with IFRS 8 “Operating Segments”. The recoverable amount of goodwill and acquired intangible assets are assessed on the basis of the higher of fair value less costs to sell and the value in use estimate for CGUs to which they are attributed. Where carrying value exceeds the recoverable amount a provision for the impairment is established with a charge included in the income statement.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Other intangible assets

An intangible asset, which is an identifiable non-monetary asset without physical substance, is recognized to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably. The asset is deemed to be identifiable when it is separable or when it arises from contractual or other legal rights.

Intangible assets, primarily brands, trade names and customer relationships, acquired as part of a business combination are capitalized separately from goodwill and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated using the reducing balance method for customer relationships and the straight-line method for other intangible assets.

The cost of the intangible assets is amortized and charged to operating costs in the income statement over their estimated useful lives as follows:

Customer relationships	4–25 years
Trade names and brands	1–15 years
Other	1–4 years

Computer software that is not integral to an item of property, plant and equipment is recognized separately as an intangible asset and is carried at cost less accumulated amortization and accumulated impairment losses. Costs include software licenses and external and internal costs directly attributable to the development, design and implementation of the computer software. Costs in respect of training and data conversion are expensed as incurred. Amortization is calculated using the straight-line method so as to charge the cost of the computer software to operating costs in the income statement over its estimated useful life of between three and five years.

Leases (applicable for the year ended July 31, 2020)

The Group enters into leases in the normal course of its business; these principally relate to property for the Group’s branches, distribution centers and offices which have varying terms including extension and termination options and periodic rent reviews.

The Group recognizes a right of use asset and a lease liability at the lease commencement date. Non-lease components of a contract are not separated from lease components and instead are accounted for as a single lease component.

Lease liabilities are initially measured at the present value of lease payments using the interest rate implicit in the lease, or if this is not readily available, at the Group’s incremental borrowing rate. Lease payments comprise fixed payments, variable payments that depend on an index or rate, payments expected under residual value guarantees and payments under purchase and termination options which are reasonably certain to be exercised. Lease terms are initially determined as the non-cancellable period of a lease adjusted for options to extend or terminate a lease that are reasonably certain to be exercised and management judgment is required in making this determination.

Lease liabilities are subsequently measured at amortized cost using the effective interest method. Lease liabilities are remeasured when there is a change in future lease payments as a result of a rent review or a change in an index or rate, or if there is a significant event which changes the assessment of whether it is reasonably certain that extension or termination options will be exercised.

Right of use assets are carried at cost less accumulated depreciation and impairment losses and any subsequent remeasurement of the lease liability. Initial cost comprises the lease liability adjusted for lease payments at or before the commencement date, lease incentives received, initial direct costs and an estimate of restoration costs. Right of use assets are depreciated on a straight-line basis to the earlier of the end of the useful life of the asset or the end of the lease term and tested for impairment if an indicator exists.

Leases that have a term of 12 months or less and leases for which the underlying asset is of low value are recognized as an expense on a straight-line basis over the lease term.

Operating leases (applicable for the years ended July 31, 2019 and July 31, 2018)

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. The cost of operating leases (net of any incentives received from the lessor) is charged to the income statement on a straight line basis over the period of the leases.

Property, plant and equipment (“PPE”)

PPE is carried at cost less accumulated depreciation and accumulated impairment losses, except for land and assets in the course of construction, which are not depreciated and are carried at cost less accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the items. In addition, subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Assets are depreciated to their estimated residual value using the straight-line method over their estimated useful lives as follows:

Freehold buildings	20–50 years
Leasehold improvements	over the period of the lease
Plant and machinery	7–10 years
Computer hardware	3–5 years
Fixtures and fittings	5–7 years
Motor vehicles	4 years

The residual values and estimated useful lives of PPE are reviewed and adjusted if appropriate at each balance sheet date.

Assets and disposal groups held for sale

Assets are classified as held for sale if their carrying amount will be recovered by sale rather than by continuing use in the business. Where a group of assets and their directly associated liabilities are to be disposed of in a single transaction, such disposal groups are also classified as held for sale. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition and management must be committed to and have initiated a plan to sell the asset or disposal group which, when initiated, was expected to result in a completed sale within 12 months. Assets that are classified as held for sale are not depreciated. Assets or disposal groups that are classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

Inventories

Inventories, which comprise goods purchased for resale, are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (“FIFO”) method or the average cost method as appropriate to the nature of the transactions in those items of inventory. The cost of goods purchased for resale includes import and custom duties, transport and handling costs, freight and packing costs and other attributable costs less trade discounts, rebates and other subsidies. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Provisions are made against slow-moving, obsolete and damaged inventories for which the net realizable value is estimated to be less than the cost. The risk of obsolescence of slow-moving inventory is assessed by comparing the level of inventory held to estimated future sales on the basis of historical experience.

Trade receivables

Trade receivables are recognized initially at their transaction price and measured subsequently at amortized cost using the effective interest method, less the loss allowance. The loss allowance for trade receivables is measured at an amount equal to lifetime expected credit losses, estimated based on historical write-offs adjusted for forward-looking information where appropriate. A loss allowance of 100 per cent is recognized against all trade receivables more than 180 days past due because historical experience indicates that these are generally not recoverable. The loss is recognized in the income statement. Trade receivables are written off when recoverability is assessed as being remote. Subsequent recoveries of amounts previously written off are credited to the income statement.

Provisions

Provisions for self-insured risks, legal claims and environmental restoration are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Such provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money. Provisions are not recognized for future operating losses.

Retirement benefit obligations

Contributions to defined contribution pension plans and other post-retirement benefits are recorded within operating profit.

For defined benefit pension plans and other post-retirement benefits, the cost of providing benefits is determined annually using the Projected Unit Credit Method by independent qualified actuaries. The current and past service cost of defined benefit pension plans is recorded within operating profit.

The net interest amount is calculated by applying the discount rate to the defined benefit net asset or liability at the beginning of the period. The pension plan net interest is presented as finance income or expense.

Actuarial gains and losses arising from experience adjustments. Changes in actuarial assumptions and the return from pension plan assets, excluding amounts recorded in net interest on the net pension plan liability/asset are charged or credited to equity in other comprehensive income in the period in which they arise.

The liability or asset recognized in the balance sheet in respect of defined benefit pension plans is the fair value of plan assets less the present value of the defined benefit obligation at the end of the reporting period. Where a plan is in a net asset position the asset is recognized where trustees do not have unilateral power to augment benefits prior to a wind-up.

Tax

Current tax represents the expected tax payable (or recoverable) on the taxable income (or losses) for the year using tax rates enacted or substantively enacted at the balance sheet date and taking into account any adjustments arising from prior years.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax is determined using tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Tax provisions

The Group is subject to income taxes in numerous jurisdictions. Judgment is sometimes required in determining the worldwide provision for income taxes. There may be transactions for which the ultimate tax determination is uncertain and may be challenged by the tax authorities. The Group recognizes liabilities for anticipated or actual tax audit issues based on estimates of whether additional taxes will be due. Where an outflow of funds to a tax authority is considered probable and the Group can make a reliable estimate of the outcome of the dispute, management calculates the provision using the most likely amount or the expected value approach, depending on which is most appropriate for the uncertain tax provision. In assessing its uncertain tax provisions, management takes into account the specific facts of each dispute, the likelihood of settlement and professional advice where required. Where the ultimate liability in a dispute varies from the amounts provided, such differences could impact the current and deferred income tax assets and liabilities in the period in which the dispute is concluded.

Share capital

Where any Group company purchases the Company’s equity share capital (Treasury shares), the consideration paid, including any directly attributable incremental costs (net of tax), is deducted from equity attributable to shareholders of the Company until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related tax effects, is included in equity attributable to shareholders of the Company.

Share-based payments

Share-based incentives are provided to employees under the Group’s long term incentive plans and all-employee sharesave plans. The Group recognizes a compensation cost in respect of these plans that is based on the fair value of the awards, measured using Binomial and Monte Carlo valuation methodologies. For equity-settled plans, the fair value is determined at the date of grant (including the impact of any non-vesting conditions such as a requirement for employees to save) and is not subsequently remeasured unless the conditions on which the award was granted are modified. For cash-settled plans, the fair value is determined at the date of grant and is remeasured at each balance sheet date until the liability is settled. Generally, the compensation cost is recognized on a straight-line basis over the vesting period. Adjustments are made to reflect expected and actual forfeitures during the vesting period due to the failure to satisfy service conditions or non-market performance conditions.

Dividends payable

Dividends on ordinary shares are recognized in the Group’s consolidated financial statements in the period in which the dividends are approved by the shareholders of the Company or paid.

Cash and cash equivalents

Cash and cash equivalents includes cash in-hand, deposits held at call with banks with original maturities of three months or less and bank overdrafts to the extent there is a legal right of offset and practice of net settlement with cash balances. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet to the extent that there is no legal right of offset and no practice of net settlement with cash balances.

Derivative financial instruments

Derivative financial instruments, in particular interest rate swaps and foreign exchange swaps, are used to manage the financial risks arising from the business activities of the Group and the financing of those activities. There is no trading activity in derivative financial instruments.

At the inception of a hedging transaction involving the use of derivative financial instruments, the Group documents the relationship between the hedged item and the hedging instrument together with its risk management objective and the strategy underlying the proposed transaction. The Group also documents its assessment, both at the inception of the hedging relationship and subsequently on an ongoing basis, of the effectiveness of the hedge in offsetting movements in the fair values or cash flows of the hedged items. Derivative financial instruments are recognized as assets and liabilities measured at their fair values at the balance sheet date. Where derivative financial instruments do not fulfil the criteria for hedge accounting contained in IFRS 9, changes in their fair values are recognized in the income statement. When hedge accounting is used, the relevant hedging relationships are classified as fair value hedges, cash flow hedges or net investment hedges.

Where the hedging relationship is classified as a fair value hedge, the carrying amount of the hedged asset or liability is adjusted by the increase or decrease in its fair value attributable to the hedged risk and the resulting gain or loss is recognized in the income statement where, to the extent that the hedge is effective, it will be offset by the change in the fair value of the hedging instrument. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity. Where the hedging relationship is classified as a cash flow hedge or as a net investment hedge, to the extent the hedge is effective, changes in the fair value of the hedging instrument arising from the hedged risk are recognized directly in other comprehensive income.

When the hedged item is recognized in the financial statements, the accumulated gains and losses recognized in equity are either recycled to the income statement or, if the hedged item results in a non-financial asset, are recognized as adjustments to its initial carrying amount. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Borrowings

Borrowings are recognized initially at the fair value of the consideration received net of transaction costs incurred. Borrowings are subsequently measured at amortized cost with any difference between the initial amount and the maturity amount being recognized in the income statement using the effective interest method.

2—Segmental analysis

The Group’s operating segments are established on the basis of the operating businesses overseen by distinct divisional management teams responsible for their performance. These operating businesses are managed on a geographical basis and are regularly reviewed by the chief operating decision-maker, which is determined to be the Group Chief Executive Officer and the Group Chief Financial Officer, in deciding how to allocate resources and assess the performance of the businesses. All operating segments derive their revenue from a single business activity, the distribution of plumbing and heating products. Revenue is attributed to a country based on the location of the Group company reporting the revenue.

The Group has combined the Canada and Central Europe operating segments into one reportable segment as individually they do not meet the quantitative thresholds set out in IFRS 8 “Operating Segments” to be separately disclosed. In 2019, the Group disposed of its Dutch business, Wasco, which was the last of its Central European businesses.

The Group’s business is not highly seasonal and the Group’s customer base is highly diversified, with no individually significant customer.

An analysis of segment revenue from external customers is as follows:

	2020	2019	2018
	$m	$m	$m
USA	18,857	18,358	16,670
UK	1,879	2,281	2,568
Canada and Central Europe	1,083	1,371	1,514

Revenue from external customers	21,819	22,010	20,752

There is no revenue from inter-segment transactions.

An additional disaggregation of revenue by end market is as follows:

	2020	2019	2018
	$m	$m	$m
Residential	10,087	9,599	8,699
Commercial	6,116	6,054	5,501
Civil/Infrastructure	1,315	1,212	1,129
Industrial	1,339	1,493	1,341

USA	18,857	18,358	16,670
UK	1,879	2,281	2,568
Canada and Central Europe	1,083	1,371	1,514

Continuing operations	21,819	22,010	20,752

Underlying trading profit is the segment measure of profit and loss reviewed by the chief operating decision maker. Underlying trading profit is defined as profit before tax excluding central and other costs, (loss)/gain on disposal of businesses, business restructuring costs, corporate restructuring costs and pension plan changes/closure costs, amortization of acquired intangible assets, net finance costs, share of profit after tax of associates, gain on disposal of interests in associates and other investments and impairment of interests in associates. As a result of the Group’s adoption of IFRS 16, from August 1, 2019, underlying trading profit also excludes interest and depreciation solely related to leases and adjust for the inclusion of the lease expenses under the Group’s policy under IAS 17 (i.e. the lease standard in effect prior to the adoption of IFRS 16). An analysis of underlying trading profit by reportable segment and the reconciliation between underlying trading profit by reportable segment and profit before tax is as follows:

	2020	2019	2018
	$m	$m	$m
Underlying trading profit
USA	1,587	1,508	1,406
UK	8	65	73
Canada and Central Europe	43	76	83
Reconciliation of underlying trading profit to profit before tax
Total reportable segments results	1,638	1,649	1,562
Central and other costs	(35)	(43)	(55)
(Loss)/gain on disposal of businesses	(3)	23	—
Business restructuring(1)	(93)	(108)	(72)
Corporate restructuring(2)	(24)	—	(5)
Pension plan changes/closure(3)	—	(9)	(5)
Amortization of acquired intangible assets	(130)	(110)	(65)
Net finance costs	(144)	(74)	(53)
Share of profit after tax of associates	(2)	2	2
Gain on disposal of interests in associates and other investments	7	3	—
Impairment of interests in associates	(22)	(9)	(122)
Impact of leases	69	—	—

Profit before tax	1,261	1,324	1,187

(1)

For the year ended July 31, 2020, business restructuring principally comprises costs incurred in the USA, UK and Canada in respect of cost actions taken to ensure the business is appropriately sized for the post Covid-19 operating environment. For the year ended July 31, 2019, business restructuring comprises costs incurred in the USA, UK and Canada in respect of their business transformation strategies and costs relating to the change in the Group corporate headquarters. For the year ended July 31, 2018, business restructuring comprises costs incurred in the UK in respect of its business transformation strategy and includes $19 million charged to cost of sales for inventory write downs.
(2)

For the year ended July 31, 2020, corporate restructuring principally relates to the proposed demerger of the UK business and the Group’s planned listing in the USA. For the year ended July 31, 2018 corporate restructuring principally relate to the Group’s UK head office restructuring.

(3)

For the year ended July 31, 2019, pension plan changes/closure relate to changes in the defined benefit pension plan in the UK. For the year ended July 31, 2018, pension plan changes/closure relate to settlement costs on the closure of a defined benefit pension plan in the USA.

Other information on assets and liabilities by segment is set out in the following tables:

	2020			2019
	Segment assets(1)	Segment liabilities(1)	Segment net assets/ (liabilities)	Segment assets	Segment liabilities	Segment net assets/ (liabilities)
	$m	$m	$m	$m	$m	$m
USA	9,338	(4,402)	4,936	8,252	(3,243)	5,009
UK	1,093	(742)	351	1,144	(553)	591
Canada and Central Europe	603	(315)	288	564	(267)	297

Total reportable segments	11,034	(5,459)	5,575	9,960	(4,063)	5,897
Central and other costs	49	(132)	(83)	97	(282)	(185)
Discontinued	3	(9)	(6)	4	(34)	(30)
Tax assets/(liabilities)	216	(319)	(103)	170	(307)	(137)
Derivative financial assets/(liabilities)	39	—	39	22	—	22
Cash and cash equivalents	2,115	—	2,115	1,133	—	1,133
Borrowings	—	(3,166)	(3,166)	—	(2,344)	(2,344)
Finance leases	—	—	—	—	(6)	(6)

Group assets/(liabilities)	13,456	(9,085)	4,371	11,386	(7,036)	4,350

(1)	As at July 31, 2020, segment assets includes right of use assets and segment liabilities includes lease liabilities.

Geographical information on non-current assets is set out in the table below. Non-current assets includes goodwill, other intangible assets, right of use assets, property, plant and equipment and interests in associates.

	2020	2019
	$m	$m
USA	4,134	3,036
UK	357	225
Canada and Central Europe	255	196

Group	4,746	3,457

	2020
	Additions to goodwill	Additions to other acquired intangible assets and interests in associates	Additions to non-acquired intangible assets	Additions to right of use assets	Additions to property, plant and equipment
	$m	$m	$m	$m	$m
USA	66	107	79	86	199
UK	12	31	5	19	13
Canada and Central Europe	—	—	3	10	2

Total reportable segments	78	138	87	115	214
Central and other costs	—	—	—	—	—

Group	78	138	87	115	214

	2019
	Additions to goodwill	Additions to other acquired intangible assets and interests in associates	Additions to non-acquired intangible assets	Additions to property, plant and equipment
	$m	$m	$m	$m
USA	258	224	26	327
UK	—	—	8	33
Canada and Central Europe	1	—	2	11

Total reportable segments	259	224	36	371
Central and other costs	—	—	—	3

Group	259	224	36	374

	2020
	Impairment of goodwill, other acquired intangible assets and interests in associates	Amortization of other acquired intangible assets	Amortization and impairment of non-acquired intangible assets	Depreciation and impairment of right of use assets	Depreciation and impairment of property, plant and equipment
	$m	$m	$m	$m	$m
USA	—	113	26	226	131
UK	—	16	6	37	20
Canada and Central Europe	—	1	2	14	7

Total reportable segments	—	130	34	277	158
Central and other costs	22	—	1	1	1

Group	22	130	35	278	159

	2019
	Impairment of goodwill, other acquired intangible assets and interests in associates	Amortization of other acquired intangible assets	Amortization and impairment of non-acquired intangible assets	Depreciation and impairment of property, plant and equipment
	$m	$m	$m	$m
USA	—	102	20	118
UK	—	—	8	21
Canada and Central Europe	—	8	2	8

Total reportable segments	—	110	30	147
Central and other costs	9	—	1	—

Group	9	110	31	147

3—Operating profit

Amounts charged/(credited) in arriving at operating profit from continuing operations include:

	Notes	2020	2019	2018
		$m	$m	$m
Amortization of acquired intangible assets	11	130	110	65
Amortization of non-acquired intangible assets	11	35	31	26
Impairment of non-acquired intangible assets	11	—	—	2
Depreciation of right of use assets	12	268	—	—
Impairment of right of use assets	12	10	—	—
Depreciation of property, plant and equipment	13	154	147	145
Impairment of property, plant and equipment	13	5	—	7
Impairment of assets held for sale		—	4	—
Loss/(gain) on disposal of businesses		3	(23)	—
Amounts included in cost of sales with respect to inventory		15,237	15,427	14,618
Staff costs	9	3,137	3,163	2,913
Operating lease rentals: land and buildings		—	252	240
Operating lease rentals: plant and machinery		—	88	85
Trade receivables impairment		17	11	13

4—Net finance costs

	2020	2019	2018
	$m	$m	$m
Finance income	7	12	8

Interest cost on borrowings	(108)	(97)	(65)
Unwind of fair value adjustment to senior unsecured loan notes	5	6	7
Lease liability expense	(53)	—	—
Finance lease charges	—	—	(1)
Net interest income/(expense) on defined benefit obligation (note 22)	3	5	(1)
Valuation gains/(losses) on financial instruments	2	—	(1)

Finance costs	(151)	(86)	(61)

Total net finance costs	(144)	(74)	(53)

Finance costs relating to discontinued operations are disclosed in note 6.

5—Tax

The tax charge for the year comprises:

	2020	2019	2018
	$m	$m	$m
Current year tax charge	294	306	297
Adjustments to tax charge in respect of prior years	(16)	4	7

Total current tax charge	278	310	304
Deferred tax charge/(credit): origination and reversal of temporary differences	29	(47)	42

Total tax charge	307	263	346

The deferred tax charge of $29 million (2019: credit of $47 million and 2018: charge of $42 million) includes a credit of $6 million (2019: charge of $3 million and 2018: credit $8 million) resulting from changes in tax rates.

Tax on items charged to the Group statement of comprehensive income:

	2020	2019	2018
	$m	$m	$m
Deferred tax credit/(charge) on remeasurement of retirement benefit plans	44	6	(17)

Total tax on items credited/(charged) to the Group statement of comprehensive income	44	6	(17)

Tax on items credited to equity:

	2020	2019	2018
	$m	$m	$m
Current tax credit on share-based payments	6	5	7
Deferred tax credit on share-based payments	5	1	1

Total tax on items credited to equity	11	6	8

There is no tax charge in the statement of changes in equity which relates to changes in tax rates (2019: $nil and 2018: $3 million).

The Group has made provisions for the liabilities likely to arise from open audits and assessments. At July 31, 2020, the Group has recognized provisions of $294 million (2019: $254 million and 2018: $237 million) in respect of its uncertain tax positions. The total provision has increased by $40 million in the year due primarily to increases related to certain cross-border transfer pricing risks. Although there is uncertainty regarding the timing of the resolution of these matters, management do not believe that the Group’s uncertain tax provisions constitute a major source of estimation uncertainty as they consider that there is no significant risk of a material change to its estimate of these provisions within the next 12 months.

	Total profit/tax from continuing operations
	2020		Restated 2019		Restated 2018
Tax reconciliation:	$m	%	$m	%	$m	%
Profit before tax	1,261		1,324		1,187
Expected tax at weighted average tax rate(1)	(266)	21.1	(220)	16.6	(268)	22.6
Adjusted for the effects of:
Over/(under) provisions in respect of prior periods(2)	2	(0.2)	2	(0.1)	(3)	0.3
discrete items which are non-tax deductible(3)	1	(0.1)	(7)	0.6	(1)	0.1
current year charge in relation to uncertain tax provisions(4)	(33)	2.6	(35)	2.6	(43)	3.6
tax credits and incentives	6	(0.5)	4	(0.3)	5	(0.4)
non-taxable income	8	(0.6)	3	(0.2)	(24)	2.0
other non-tax deductible expenditure(5)	(24)	1.9	(16)	1.2	7	(0.6)
recognition of previously unrecognized deferred tax asset	—	—	11	(0.8)	(28)	2.3
other	(7)	0.6	(2)	0.1	1	(0.1)
effect of tax rate changes(6)	6	(0.5)	(3)	0.2	8	(0.7)

Tax (charge)/credit / effective tax rate	(307)	24.3	(263)	19.9	(346)	29.1

(1)

This expected weighted average tax rate reflects the applicable statutory corporate tax rates on the accounting profits/losses in the countries in which the Group operates after intra-group financing. This results in interest deductions and lower taxable profits in many of the countries and therefore reduces the tax rate.
(2)

This includes adjustments arising out of movements in uncertain tax provisions regarding prior periods and differences between the final tax liabilities in the tax computations and the tax liabilities provided in the consolidated financial statements.

(3)	This primarily relates to non-taxable disposal of businesses.
(4)	This reflects management’s assessment of the potential tax liability for the current year in relation to open tax issues and audits.
(5)	This relates to certain expenditure for which no tax relief is available such as disallowable business entertaining costs and legal/professional fees.
(6)

In 2020, this relates to the change of the deferred tax rate to 19 per cent from the previously enacted 17 per cent in the UK. In 2019, this relate to the difference between the current tax rate of 19 per cent and the deferred tax rate of 17 per cent in the UK. In 2018, this relate to the reduction in the US federal rate of tax from 35 per cent to 21 per cent from January 1, 2018.

6—Discontinued operations

The Group disposed of Stark Group on March 29, 2018 and during the year ended July 31, 2019, sold its remaining property assets in the Nordic region (together the “disposal group”). In accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, the disposal group had been classified as discontinued.

The results from discontinued operations, which have been included in the Group income statement, are set out below:

	2020	2019	2018
	$m	$m	$m
Revenue	—	—	1,705
Cost of sales	—	—	(1,285)

Gross profit	—	—	420
Operating costs:
gain on disposal of businesses	—	34	439
other	7	13	(398)

Operating income	7	47	41

Operating profit	7	47	461
Net finance income/(costs)	—	4	(4)

Profit before tax	7	51	457
Tax	—	(4)	(31)

Profit from discontinued operations	7	47	426

Basic earnings per share	3.1c	20.4c	173.4c
Diluted earnings per share	3.1c	20.3c	172.1c

During the year, discontinued operations generated cash of $5 million (2019: $16 million outflow and 2018: $120 million outflow) in respect of operating activities, generated $1 million (2019: $121 million and 2018: $1,368 million) in respect of investing activities and used $nil (2019: $nil and 2018: $99 million) in respect of financing activities.

7—Dividends

Amounts recognized as distributions to equity shareholders:

	2020	2019	2018
	$m	$m	$m
Final dividend for the year ended July 31, 2017: 73.33 pence per share	—	—	248
Interim dividend for the year ended July 31, 2018: 57.4 cents per share	—	—	142
Special dividend: $4 per share	—	—	974
Final dividend for the year ended July 31, 2018: 131.9 cents per share	—	303	—
Interim dividend for the year ended July 31, 2019: 63.1 cents per share	—	146	—
Final dividend for the year ended July 31, 2019: 145.1 cents per share	327	—	—
Interim dividend for the year ended July 31, 2020: nil	—	—	—

Dividends paid	327	449	1,364

After careful consideration, the Board decided to withdraw the interim dividend for the year ended July 31, 2020 which was due for payment on April 30, 2020 due to the significant uncertainty around the impact and duration of the COVID-19 disruption.

Since the end of the financial year, the Directors have proposed a final ordinary dividend of $466 million (208.2 cents per share) which effectively reinstates the previously withdrawn interim dividend. The dividend is subject to approval by shareholders at the Annual General Meeting and is therefore not included in the balance sheet as a liability at July 31, 2020.

Dividends are declared in US dollars and paid in both pounds sterling and US dollars. For those shareholders paid in pounds sterling, the exchange rate used to translate the declared value was set in advance of the payment date. As a result of foreign exchange rate movements between these dates, the total amount paid (shown in the Group cash flow statement) may be different to that stated above.

8—Earnings per share

	2020			2019
	Earnings	Basic earnings per share	Diluted earnings per share	Earnings	Basic earnings per share	Diluted earnings per share
	$m	cents	cents	$m	cents	cents
Profit from continuing and discontinued operations attributable to shareholders of the Company	961	427.5	423.5	1,108	481.3	477.8
Profit from discontinued operations	(7)	(3.1)	(3.1)	(47)	(20.4)	(20.3)

Profit from continuing operations	954	424.4	420.4	1,061	460.9	457.5

	2018
	Earnings	Basic earnings per share	Diluted earnings per share
	$m	cents	cents
Profit from continuing and discontinued operations attributable to shareholders of the Company	1,267	515.7	511.9
Profit from discontinued operations	(426)	(173.4)	(172.1)

Profit from continuing operations	841	342.3	339.8

The weighted average number of ordinary shares in issue during the year, excluding those held by Employee Benefit Trusts and those held by the Company as Treasury shares, was 224.8 million (2019: 230.2 million and 2018: 245.7 million). The impact of all potentially dilutive share options on earnings per share would be to increase the weighted average number of shares in issue to 226.9 million (2019: 231.9 million and 2018: 247.5 million).

9—Employee and key management information

	2020	2019	2018
	$m	$m	$m
Wages and salaries	2,840	2,833	2,608
Social security costs	187	194	183
Pension costs—defined contribution plans	81	91	78
Pension costs—defined benefit plans (note 22)	3	11	9
Share-based payments	26	34	35

Total staff costs	3,137	3,163	2,913

The total staff costs for discontinued operations was $nil (2019: $nil and 2018: $242 million).

Average number of employees	2020	2019	2018
USA	27,059	27,447	25,129
UK	5,031	5,439	5,871
Canada and Central Europe	2,473	2,974	2,962
Central and other	74	79	94

Continuing operations	34,637	35,939	34,056

The average number of employees for discontinued operations was nil (2019: nil and 2018: 3,821).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including any Director of the Company.

The aggregate emoluments for all key management are set out in the following table:

Key management personnel compensation (including Directors)	2020	2019	2018
	$m	$m	$m
Salaries, bonuses and other short term employee benefits	16	13	14
Post-employment benefits	1	1	1
Termination benefits	—	—	4
Share-based payments	8	11	9

Total compensation	25	25	28

10—Intangible assets—goodwill

	2020	2019
	$m	$m
Cost
On August 1	1,789	1,605
Exchange rate adjustment	8	(14)
Acquisitions	78	259
Adjustment to fair value on prior year acquisitions	(14)	(6)
Disposal of businesses	—	(55)

At July 31	1,861	1,789

Accumulated impairment losses
On August 1	133	197
Exchange rate adjustment	7	(9)
Disposal of businesses	—	(55)

At July 31	140	133

Net book value at July 31	1,721	1,656

Goodwill and intangible assets acquired during the year have been allocated to the individual cash generating units or aggregated cash generating units (together “CGUs”) which are deemed to be the smallest identifiable group of assets generating independent cash inflows. CGUs have been aggregated in the disclosure below at a segmental level except for certain CGUs in the USA which are considered to be significant (more than 10 per cent of the current year goodwill balance). Impairment reviews were performed for each individual CGU during the year ended July 31, 2020.

	2020				2019
	Long term growth rate	Post-tax discount rate	Pre-tax discount rate	Goodwill	Long term growth rate	Post-tax discount rate	Pre-tax discount rate	Goodwill
	%	%	%	$m	%	%	%	$m
Blended Branches(1)				991				973
Waterworks				183				188
Rest of USA				353				314

USA	2.2	8.1	10.8	1,527	2.2	9.3	12.6	1,475
UK	1.5	7.7	9.4	55	2.0	8.0	9.8	39
Canada	1.3	7.8	10.8	139	2.0	8.5	11.6	142

Total				1,721				1,656

(1)

Due to a reorganization of the reporting structure, a component of the eBusiness CGU has been reallocated to the Blended Branches CGU. As a result, the eBusiness CGU is no longer considered to be significant and is not disclosed separately. The comparative has been reclassified for comparability.

The relevant inputs, including key assumptions, to the value in use calculations of each CGU are set out below.

Cash flow forecasts for years one to three are derived from the most recent Board approved strategic plan. The forecast for year five represents an estimate of “mid-cycle” trading performance for the CGU based on historic analysis. Year four is calculated as the average of the final year of the strategic plan and year five’s mid-cycle estimate. The other inputs include: a risk-adjusted pre-tax discount rate, calculated by reference to the weighted average cost of capital (“WACC”) of each country and reflecting the latest equity market risk factors; and the 30-year long term growth rate by country, as published by the IMF in April 2020.

The strategic plan is developed based on analyses of sales, markets and costs at a regional level. Consideration is given to past events, knowledge of future contracts and the wider economy. It takes into account both current business and future initiatives. The most recent strategic plans were approved by the Board in July 2020. The plans take into account the impact of COVID-19 on recent trading and reflect the Board’s latest expectations of future trading activity in a post COVID-19 environment.

Management has performed a sensitivity analysis across all CGUs which have goodwill and acquired intangible assets using reasonably possible changes in the following key impairment review assumptions: compound average revenue growth rate, post-tax discount rate and long term growth rate, keeping all other assumptions constant. The sensitivity analysis included an assessment of the break-even point for each of the key assumptions and the break-even point was considered for reasonableness in light of the recent impact of COVID-19 on the trading activities of the business. The sensitivity testing identified no reasonably possible changes in key assumptions that would cause the carrying amount of any CGU to exceed its recoverable amount. As a result, management do not believe that the key impairment review assumptions constitute a major source of estimation uncertainty as they consider that there is no significant risk of a material change to its estimate of these assumptions within the next 12 months.

11—Intangible assets—other

		Acquired intangible assets
	Software	Trade names and brands	Customer relationships	Other	Total
	$m	$m	$m	$m	$m
Cost
On August 1, 2018	224	176	482	165	1,047
Exchange rate adjustment	(5)	(1)	(3)	—	(9)
Acquisitions	—	19	202	3	224
Adjustment to fair value on prior year acquisitions	—	—	7	—	7
Additions	36	—	—	—	36
Disposal of businesses	(12)	(2)	(15)	—	(29)
Disposals	(40)	—	—	—	(40)

At July 31, 2019	203	192	673	168	1,236
Exchange rate adjustment	5	1	4	—	10
Acquisitions	13	34	101	3	151
Adjustment to fair value on prior year acquisitions	—	4	9	2	15
Additions	87	—	—	—	87
Disposals	(2)	—	—	—	(2)

At July 31, 2020	306	231	787	173	1,497

		Acquired intangible assets
	Software	Trade names and brands	Customer relationships	Other	Total
	$m	$m	$m	$m	$m
Accumulated amortization and impairment losses
On August 1, 2018	153	72	420	94	739
Exchange rate adjustment	(3)	(1)	(3)	—	(7)
Amortization charge for the year	31	26	65	19	141
Disposal of businesses	(7)	(2)	(13)	—	(22)
Disposals	(38)	—	—	—	(38)

At July 31, 2019	136	95	469	113	813
Exchange rate adjustment	2	1	3	—	6
Amortization charge for the year	35	28	85	17	165
Disposals	(8)	—	—	—	(8)

At July 31, 2020	165	124	557	130	976

Net book value at July 31, 2020	141	107	230	43	521

Net book value at July 31, 2019	67	97	204	55	423

At July 31, 2020, customer relationships net book value includes $80 million (2019: $93 million) in relation to the acquisition of Jones Stephens which had a remaining amortization period of 8 years (2019: 9 years).

12—Leases

Movement in right of use assets for the year ended July 31, 2020 were as follows:

	Land and buildings	Plant and machinery	Total right of use assets
	$m	$m	$m
Net book value at July 31, 2019	—	—	—
Adjustment on adoption of IFRS 16	940	280	1,220

Net book value on August 1, 2019	940	280	1,220
Acquisition of businesses	28	2	30
Additions	54	61	115
Disposals and remeasurements	19	(3)	16
Depreciation charge for the year	(191)	(77)	(268)
Impairment charge for the year	(9)	(1)	(10)
Exchange rate adjustments	8	—	8

Net book value at July 31, 2020	849	262	1,111

The Group’s land and building leases include leases for branches, distribution centers and offices. Leases in the USA and Canada often include one or more options to extend the lease term and some of the Group’s leases include options to terminate early. Certain leases include variable lease payments that are linked to a consumer price index or market rate. The Group’s land and building leases have a weighted average remaining lease term at July 31, 2020 of 5.9 years.

The Group’s plant and machinery leases include leases for fleet vehicles, trucks and company cars. These leases have a weighed average remaining lease term at July 31, 2020 of 4.5 years.

The maturity of lease liabilities at July 31, 2020 was as follows:

2020
$m
Due in less than one year	325
Due in one to two years	326
Due in two to three years	282
Due in three to four years	211
Due in four to five years	146
Due in over five years	218

Total undiscounted lease payments	1,508
Effect of discounting	(153)

Lease liabilities	1,355

Current lease liabilities	281
Non-current lease liabilities	1,074

Lease liabilities	1,355

At July 31, 2020 the Group was committed to future undiscounted lease payments of $nil million relating to short term leases.

Amounts charged/(credited) to the Group income statement during the year were as follows:

2020
$m
Depreciation of right of use assets	268
Impairment of right of use assets	10
Short term lease expense	15
Low-value lease expense	16
Sublease income	(2)

Charged to operating costs	307
Charged to finance costs	53

Total amount charged to the Group income statement	360

Operating lease commitments under IAS 17

Future minimum lease payments under non-cancelable leases for the year ended July 31, 2019 were as follows:

2019
$m
Less than one year	342
After one year and less than five years	631
After five years	153

Total operating lease commitments	1,126

13—Property, plant and equipment

	Land and buildings
	Freehold	Finance leases	Leasehold improvements	Plant and machinery	Other equipment	Total
	$m	$m	$m	$m	$m	$m
Cost
On August 1, 2018	949	3	448	680	232	2,312
Exchange rate adjustment	(7)	—	(6)	(9)	(5)	(27)
Acquisitions	82	—	—	10	3	95
Additions	193	—	76	73	32	374
Disposal of businesses	(35)	—	—	(19)	(5)	(59)
Disposals and transfers	2	(2)	(20)	(56)	(38)	(114)

At July 31, 2019	1,184	1	498	679	219	2,581
Adjustments on adoption of IFRS 16	—	(1)	—	(2)	(13)	(16)

On August 1, 2019	1,184	—	498	677	206	2,565
Exchange rate adjustment	5	—	5	8	4	22
Acquisitions	15	—	—	4	—	19
Additions	127	—	11	70	6	214
Disposal and transfers	2	—	(17)	(40)	(26)	(81)
Reclassification as held for sale	(30)	—	—	(1)	—	(31)

At July 31, 2020	1,303	—	497	718	190	2,708

Accumulated depreciation and impairment losses
On August 1, 2018	259	—	322	481	164	1,226
Exchange rate adjustment	(2)	—	(3)	(7)	(4)	(16)
Depreciation charge for the year	31	—	31	61	24	147
Disposal of businesses	(8)	—	—	(9)	(3)	(20)
Disposals and transfers	(2)	—	(12)	(51)	(40)	(105)

At July 31, 2019	278	—	338	475	141	1,232
Adjustments on adoption of IFRS 16	—	—	—	(1)	(9)	(10)

On August 1, 2019	278	—	338	474	132	1,222
Exchange rate adjustment	1	—	3	6	3	13
Depreciation charge for the year	36	—	34	62	22	154
Impairment charge for the year	1	—	2	2	—	5
Disposals	—	—	(13)	(36)	(19)	(68)
Reclassification as held for sale	(7)	—	—	—	—	(7)

At July 31, 2020	309	—	364	508	138	1,319

Net book value at July 31, 2020	994	—	133	210	52	1,389

Owned assets	906	—	160	203	74	1,343
Assets under finance leases	—	1	—	1	4	6

Net book value at July 31, 2019	906	1	160	204	78	1,349

14—Deferred tax assets and liabilities

Deferred tax assets and liabilities, which are offset where the Group has a legally enforceable right to do so, are shown in the balance sheet after offset as follows:

	2020	2019
	$m	$m
Deferred tax assets	216	164
Deferred tax liabilities	(26)	(56)

	190	108

The following are the major deferred tax assets and liabilities recognized by the Group and movements thereon during the current and prior reporting year:

	Goodwill and intangible assets	Share- based payments	Property, plant and equipment	Right of use assets	Lease liabilities	Retirement benefit obligations	Inventories	Tax losses	Trade and other payables	Other	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
On August 1, 2018	(47)	23	34	—	—	36	(95)	87	22	28	88
Credit/(charge) to income	4	1	5	—	—	(4)	(21)	1	18	43	47
Credit to other comprehensive income	—	—	—	—	—	6	—	—	—	—	6
Credit to equity	—	1	—	—	—	—	—	—	—	—	1
Acquisitions	(31)	—	(4)	—	—	—	2	—	—	—	(33)
Disposal of businesses	—	—	—	—	—	—	—	—	—	1	1
Exchange rate adjustment	—	—	(4)	—	—	2	—	—	—	—	(2)

At July 31, 2019	(74)	25	31	—	—	40	(114)	88	40	72	108
Adjustment on adoption of IFRS 16	—	—	—	(298)	372	—	—	—	(5)	—	69

On August 1, 2019	(74)	25	31	(298)	372	40	(114)	88	35	72	177
Credit/(charge) to income	3	(2)	(14)	27	(34)	1	5	11	(13)	(13)	(29)
Credit to other comprehensive income	—	—	—	—	—	44	—	—	—	—	44
Credit to equity	—	5	—	—	—	—	—	—	—	—	5
Acquisitions	(12)	—	1	(4)	4	—	—	—	—	—	(11)
Exchange rate adjustment	—	—	4	—	—	(1)	—	1	—	—	4

At July 31, 2020	(83)	28	22	(275)	342	84	(109)	100	22	59	190

Legislation has been enacted in the UK to increase the standard rate of UK corporation tax from 17 per cent to 19 per cent with effect from April 1, 2020. Accordingly, the UK deferred tax assets and liabilities have been calculated based on a 19 per cent tax rate which materially reflects the rate for the period in which the deferred tax assets and liabilities are expected to reverse.

Net deferred tax assets have been recognized on the basis that sufficient taxable profits are forecast to be available in the future to enable them to be utilized.

In addition, the Group has unrecognized gross tax losses totaling $369 million (2019: $367 million) that have not been recognized on the basis that their future economic benefit is uncertain. These losses have no expiry date and relate predominantly to capital losses.

No deferred tax liability has been recognized in respect of taxable temporary differences associated with unremitted earnings from the Group’s subsidiary undertakings. However, tax may arise on $442 million (2019: $436 million) of temporary differences but the Group is in a position to control the timing of their reversal and it is probable that such differences will not reverse in the foreseeable future.

15—Inventories

	2020	2019
	$m	$m
Goods purchased for resale	3,089	2,997
Inventory provisions	(209)	(176)

Net inventories	2,880	2,821

16—Trade and other receivables

	2020	2019
	$m	$m
Current
Trade receivables	2,604	2,747
Less: provision for expected credit losses	(36)	(28)

Net trade receivables	2,568	2,719
Other receivables	139	143
Prepayments	335	351

	3,042	3,213

Non-current
Other receivables	377	340

Included in prepayments is $289 million (2019: $277 million) due in relation to supplier rebates where there is no right of offset against trade payable balances.

Trade receivables have been aged with respect to the payment terms specified in the terms and conditions established with customers. The loss allowance for trade receivables by aging category is as follows:

At July 31, 2020	Amounts not yet due	Less than six months past due	More than six months past due	Total
	$m	$m	$m	$m
Expected credit loss rate	0.6%	1.1%	100%
Gross trade receivables	1,836	751	17	2,604
Lifetime expected credit losses	(11)	(8)	(17)	(36)

Net trade receivables	1,825	743	—	2,568

At July 31, 2019	Amounts not yet due	Less than six months past due	More than six months past due	Total
	$m	$m	$m	$m
Expected credit loss rate	0.4%	0.9%	100%
Gross trade receivables	1,934	799	14	2,747
Lifetime expected credit losses	(7)	(7)	(14)	(28)

Net trade receivables	1,927	792	—	2,719

No contracts contain a significant financing component and payment from customers is typically due within 30 to 60 days.

The contractual amount outstanding on trade receivables that were written off during the year and that are subject to enforcement activity was $12 million (2019: $12 million).

17—Cash and cash equivalents

	2020	2019
	$m	$m
Cash and cash equivalents	2,115	1,133

Included in the balance at July 31, 2020 is an amount of $248 million (2019: $18 million) which is part of the Group’s cash pooling arrangements where there is an equal and opposite balance included within bank overdrafts (note 19). These amounts are subject to a master netting arrangement.

At July 31, 2020, cash and cash equivalents included $93 million (2019: $87 million) which is used to collateralize letters of credit on behalf of Ferguson Insurance Limited.

18—Trade and other payables

	2020	2019
	$m	$m
Current
Trade payables	2,855	2,885
Tax and social security	114	112
Other payables	115	116
Accruals and deferred income	507	684

	3,591	3,797

Non-current
Other payables	338	292

Trade payables are stated net of $50 million (2019: $44 million) due from suppliers with respect to supplier rebates where an agreement exists that allows these to be net settled.

Accruals and deferred income includes $nil (2019: $159 million) payable in relation to the irrevocable and non-discretionary share buy back program announced in July 2019 and settled on September 24, 2019.

19—Borrowings

	2020			2019
	Current	Non- current	Total	Current	Non- current	Total
	$m	$m	$m	$m	$m	$m
Bank overdrafts	248	—	248	47	—	47
Senior unsecured loan notes	283	2,635	2,918	5	2,292	2,297

Total borrowings	531	2,635	3,166	52	2,292	2,344

In June 2020, the Group successfully issued $600 million of 10 year 3.25 per cent notes maturing in June 2030 in the USA bond market. In October 2018, the Group successfully issued $750 million of 10 year 4.5 per cent notes maturing in October 2028 in the USA bond market. At July 31, 2020 total USA bond debt was $1,350 million (2019: $750 million) which is held at par value.

The carrying value of the USPP senior unsecured loan notes of $1,568 million comprises a par value of $1,530 million and a fair value adjustment of $38 million (2019: $1,547 million, $1,530 million and $17 million respectively).

The Group applies fair value hedge accounting to debt of $355 million (2019: $355 million), swapping fixed interest rates into floating interest rates using a series of interest rate swaps.

Included in bank overdrafts at July 31, 2020 is an amount of $248 million (2019: $18 million) which is part of the Group’s cash pooling arrangements where there is an equal and opposite balance included within cash and cash equivalents (note 17). These amounts are subject to a master netting arrangement.

In April 2020, Ferguson Finance Plc was approved as an eligible issuer under the Covid Corporate Financing Facility (CCFF), all commercial paper issued under the CCFF was fully repaid in June 2020 and as a result there are no balances recognized in the financial statements at the balance sheet date. The Group did not utilize the funds that were previously drawn down under the facility and Ferguson Finance Plc’s CCFF eligibility expired in October 2020. There are no unfulfilled conditions or contingencies associated with the facility.

No bank loans were secured against trade receivables and the trade receivables facility of $600 million was undrawn at July 31, 2020 and July 31, 2019.

There have been no significant changes during the year to the Group’s policies on accounting for, valuing and managing the risk of financial instruments. These policies are summarized in note 1.

Non-current loans are repayable as follows:

	2020	2019
	$m	$m
Due in one to two years	—	282
Due in two to three years	250	—
Due in three to four years	150	250
Due in four to five years	150	150
Due in over five years	2,085	1,610

Total	2,635	2,292

20—Financial instruments and financial risk management

Financial instruments by measurement basis

The carrying value of financial instruments by category as defined by IFRS 9 “Financial Instruments” is as follows:

	2020	2019(2)
	$m	$m
Financial assets
Financial assets at fair value through profit and loss	307	267
Financial assets at fair value through other comprehensive income	12	27
Financial assets at amortized cost	3,114	3,258

Financial liabilities
Financial liabilities at fair value through profit and loss	265	240
Financial liabilities at amortized cost(1)	7,474	5,569

(1)	As at July 31, 2020, financial liabilities at amortized cost include lease liabilities.
(2)

The financial asset and financial liability associated with the executive deferred compensation plan has been reclassified as at fair value through profit and loss and the comparatives have been restated for comparability.

Financial instruments in the category “fair value through profit and loss” and “fair value through other comprehensive income” are measured in the balance sheet at fair value. Fair value measurements can be classified in the following hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The Group’s derivatives relate principally to interest rate swaps to manage its exposure to interest rate movements on its borrowings. They are measured at fair value through profit and loss using forward interest curves which are level 2 inputs. The current element of derivative financial assets is $11 million (2019: $12 million) and the non-current element is $28 million (2019: $10 million). Total net derivative financial instruments is an asset of $39 million (2019: $22 million). No transfers between levels occurred during the current or prior year.

The Group’s executive deferred compensation plan comprises a financial asset of $268 million (2019: $245 million) which is measured at fair value through profit and loss using level 1 inputs and a financial liability of $265 million (2019: $240 million) which is measured at fair value through profit and loss using level 2 inputs. The fair value of the liability is calculated with reference to the fair value of the associated asset. The financial asset is all classified as non-current. The current element of the financial liability is $13 million (2019: $12 million) and the non-current element is $252 million (2019: $228 million). No transfers between levels occurred during the current or prior year.

The Group has made the irrevocable election to designate its investments in equity instruments as financial assets at fair value through other comprehensive income as this presentation is more representative of the nature of the Group’s investments. The fair value of the investments in the current and prior year are measured using market derived valuation methods which are level 2 inputs. The investments are classified as non-current financial assets in the balance sheet. No dividends were received from these investments in the current and prior year.

The Group’s other financial instruments are measured at amortized cost. Other receivables include an amount of $71 million (2019: $67 million) which has been discounted at a rate of 1.0 per cent (2019: 2.0 per cent) due to the long term nature of the receivable. Other current assets and liabilities are either of short maturity or bear floating rate interest and their fair values approximate to book values. The only non-current financial assets or liabilities for which fair value does not approximate to book value are the USPP senior unsecured loan notes, which had a book value of $1,568 million (2019: $1,547 million) and a fair value (level 2) of $1,671 million (2019: $1,621 million), and the USA bond debt which had a book value of $1,350 million (2019: $750 million) and a fair value (level 1) of $1,488 million (2019: $789 million).

Disclosure of offsetting arrangements

The financial instruments which have been offset in the financial statements are disclosed below:

At July 31, 2020	Notes	Gross balances(1)	Offset amounts(2)	Financial statements(3)	Cash pooling amounts(4)	Net total(5)
		$m	$m	$m	$m	$m
Financial assets
Non-current assets
Derivative financial assets		28	—	28	—	28
Current assets
Derivative financial assets		19	(8)	11	—	11
Cash and cash equivalents	17	2,115	—	2,115	(248)	1,867

		2,162	(8)	2,154	(248)	1,906

Financial liabilities
Current liabilities
Derivative financial liabilities		8	(8)	—	—	—
Borrowings	19	531	—	531	(248)	283
Non-current liabilities
Borrowings	19	2,635	—	2,635	—	2,635

		3,174	(8)	3,166	(248)	2,918

Total excluding lease liabilities	26	(1,012)	—	(1,012)	—	(1,012)

At July 31, 2019	Notes	Gross balances(1)	Offset amounts(2)	Financial statements(3)	Cash pooling amounts(4)	Net total(5)
		$m	$m	$m	$m	$m
Financial assets
Non-current assets
Derivative financial assets		10	—	10	—	10
Current assets
Derivative financial assets		23	(11)	12	—	12
Cash and cash equivalents	17	1,133	—	1,133	(18)	1,115

		1,166	(11)	1,155	(18)	1,137

At July 31, 2019	Notes	Gross balances(1)	Offset amounts(2)	Financial statements(3)	Cash pooling amounts(4)	Net total(5)
		$m	$m	$m	$m	$m
Financial liabilities
Current liabilities
Derivative financial liabilities		11	(11)	—	—	—
Borrowings	19	52	—	52	(18)	34
Finance leases		2	—	2	—	2
Non-current liabilities
Borrowings	19	2,292	—	2,292	—	2,292
Finance leases		4	—	4	—	4

		2,361	(11)	2,350	(18)	2,332

Total excluding lease liabilities	26	(1,195)	—	(1,195)	—	(1,195)

(1)	The gross amounts of the recognized financial assets and liabilities under a master netting agreement, or similar arrangement.
(2)	The amounts offset in accordance with the criteria in IAS 32.
(3)	The net amounts presented in the Group balance sheet.
(4)	The amounts subject to a master netting arrangement, or similar arrangement, not included in (3).
(5)	The net amount after deducting the amounts in (4) from the amounts in (3).

Risk management policies

The Group is exposed to market risks arising from its international operations and the financial instruments which fund them. The main risks arising from the Group’s financial instruments are foreign currency risk, interest rate risk and liquidity risk. The Group has well-defined policies for the management of these risks which have been consistently applied during the financial years ended July 31, 2020 and July 31, 2019. By the nature of its business, the Group also has trade credit and commodity price exposures, the management of which is delegated to the operating businesses. There has been no change since the previous year in the major financial risks faced by the Group.

Policies for managing each of these risks are regularly reviewed and are summarized below. When the Group enters into derivative transactions (principally interest rate swaps and foreign exchange contracts), the purpose of such transactions is to hedge certain interest rate and currency risks arising from the Group’s operations and its sources of finance. It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments or speculative transactions be undertaken.

Capital structure and risk management

The capital structure of the Group consists of derivative financial assets/(liabilities), cash and cash equivalents, borrowings, and equity of the Group (comprising share capital, share premium and reserves). To assess the appropriateness of its capital structure based on current and forecast trading, the Group’s principal measure of financial gearing is the ratio of net debt to adjusted EBITDA. The Group aims to operate with investment grade credit metrics and keep this ratio within one to two times. Of the Group’s borrowing facilities, only the US Private Placement debt contains a financial covenant limiting the ratio of net debt to adjusted EBITDA to 3.5:1. All other borrowing facilities and USA bond debt are covenant free.

The Group’s sources of funding currently comprise cash flows generated from operations, equity contributed by shareholders and borrowings from banks and other financial institutions. In order to maintain or adjust the capital structure, the Group may pay a special dividend, return capital to shareholders, repurchase its own shares, issue new shares or sell assets to reduce debt.

Credit risk

The Group provides sales on credit terms to most of its customers. There is an associated risk that customers may not be able to pay outstanding balances. At July 31, 2020, the maximum exposure to credit risk was $2,568 million (2019: $2,719 million).

Each of the Group’s businesses have established procedures in place to review and collect outstanding receivables. Significant outstanding and overdue balances are regularly reviewed and resulting actions are put in place on a timely basis. In some cases, protection is provided through credit insurance arrangements. All of the major businesses use professional and dedicated credit teams, in some cases field-based. Appropriate provisions are made for debts that may be impaired on a timely basis. Concentration of credit risk in trade receivables is limited as the Group’s customer base is large and unrelated. Accordingly, the Group considers that there is no further credit risk provision required above the current provision for expected credit losses. The aging of trade receivables is detailed in note 16.

The Group has cash balances deposited for short periods with financial institutions and enters into certain contracts (such as interest rate swaps) which entitle the Group to receive future cash flows from financial institutions. These transactions give rise to credit risk on amounts due from counterparties with a maximum exposure of $1,873 million (2019: $1,089 million). This risk is managed by setting credit and settlement limits for a panel of approved counterparties. The limits are approved by the Treasury Committee and ratings are monitored regularly.

Liquidity risk

The Group maintains a policy of ensuring sufficient borrowing headroom to finance all investment and capital expenditure included in its strategic plan, with an additional contingent safety margin.

The Group has estimated its anticipated contractual cash outflows (excluding interest income and income from derivatives), including interest payable in respect of its borrowings (excluding bank overdrafts) and lease liabilities, on an undiscounted basis. The principal assumptions are that floating rate interest is calculated using the prevailing interest rate at the balance sheet date and cash flows in foreign currency are translated using spot rates at the balance sheet date. These cash flows can be analyzed by maturity as follows:

	2020				2019
	Trade and other payables	Debt including lease liabilities	Interest on debt including lease liabilities	Total	Trade and other payables	Debt	Interest on debt	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Due in less than one year	2,889	561	148	3,598	3,133	2	85	3,220
Due in one to two years	34	291	131	456	53	282	97	432
Due in two to three years	20	507	117	644	26	1	86	113
Due in three to four years	15	345	103	463	15	250	78	343
Due in four to five years	14	286	92	392	14	150	74	238
Due in over five years	211	2,245	285	2,741	184	1,601	295	2,080

Total	3,183	4,235	876	8,294	3,425	2,286	715	6,426

The Group relies on continued access to funding in order to meet its operating obligations, to support the growth of the business and to make acquisitions when opportunities arise. Its sources of funding include cash flows generated by operations and borrowings from banks and other financial institutions. The Group holds a $1,100 million (2019: £800 million) revolving credit facility that matures in March 2025, a $500 million bi-lateral facility that matures in March 2021 (2019: $nil), and a $600 million (2019: $600 million) securitization facility that matures in December 2021. This facility is secured against the trade receivables of Ferguson Enterprises, LLC. All facilities were undrawn at July 31, 2020 and July 31, 2019. During the year, as a result of COVID-19, the Group introduced measures to preserve its liquidity such as suspension of the $500 million share buy back program announced in February 2020, withdrawing the interim dividend due for payment in April 2020 and pausing acquisition activity which remains an important part of the Group’s strategy.

The maturity profile of the Group’s undrawn facilities is as follows:

	2020	2019
	$m	$m
Less than one year	500	—
Between one and two years	600	—
Between two and three years	—	600
Between three and four years	—	973
Between four and five years	1,100	—
After five years	—	—

Total	2,200	1,573

At July 31, 2020 the Group has total available facilities, excluding bank overdrafts, of $5,118 million (2019: $3,870 million), of which $2,918 million is drawn (note 19) and $2,200 million is undrawn (2019: $2,297 million and $1,573 million respectively). The Group does not have any debt factoring or supply chain financing arrangements.

Foreign currency risk

The Group has significant overseas businesses whose revenues are mainly denominated in the currencies of the countries in which the operations are located. Approximately 86 per cent (2019: 83 per cent) of the Group’s revenue is in US dollars. Within each country it operates, the Group does not have significant transactional foreign currency cash flow exposures. However, those that do arise may be hedged with either forward contracts or currency options. The Group does not normally hedge profit translation exposure since such hedges have only a temporary effect.

The Group’s policy is to adjust the currencies in which its derivative financial assets/(liabilities), cash and cash equivalents and borrowings, (the year ended July 31, 2019 also included finance leases), are denominated materially to match the currencies in which its trading profit is generated. The net effect of currency translation was to decrease revenue by $71 million (2019: decrease by $174 million) and to decrease trading profit by $1 million (2019: decrease by $6 million). These currency effects primarily reflect a movement of the average US dollar exchange rate against pounds sterling and Canadian dollars as follows:

	2020	2019
	Strengthening of USD	Strengthening of USD
Pound sterling	2.1%	4.4%
Canadian dollars	1.6%	3.8%

Derivative financial assets/(liabilities), cash and cash equivalents and borrowings by currency was as follows:

At July 31, 2020	Interest rate swaps	Cash and borrowings	Total
	$m	$m	$m
US dollars	39	(1,186)	(1,147)
Pounds sterling	—	(38)	(38)
Other currencies	—	173	173

Total	39	(1,051)	(1,012)

At July 31, 2020	Interest rate swaps	Finance lease obligations	Cash and borrowings	Currency brought forward	Total
	$m	$m	$m	$m	$m
US Dollars	18	(3)	(1,465)	—	(1,450)
Pounds sterling	—	(3)	85	3	85
Other currencies	—	—	169	1	170

Total	18	(6)	(1,211)	4	(1,195)

Currency bought forward comprises short term foreign exchange contracts which were designated and effective as hedges of overseas operations.

Net investment hedging

Exchange differences arising from the translation of the net investment in foreign operations are recognized in the statement of comprehensive income and accumulated in the translation reserve. Gains and losses on those hedging instruments designated as hedges of the net investments in foreign operations are recognized in equity in the statement of comprehensive income and accumulated in the translation reserve to the extent that the hedging relationship is effective.

The Group has net financial liabilities denominated in foreign currencies which have been designated as hedges of the net investment in its overseas subsidiaries. The principal value of those financial liabilities designated as hedges at the balance sheet date was $368 million (2019: $327 million). The loss on translation of those financial instruments into US dollars of $31 million (2019: $36 million gain) has been taken to the statement of comprehensive income. There was no hedge ineffectiveness in the year.

Interest rate risk

At July 31, 2020, 85 per cent (2019: 80 per cent) of borrowings (excluding bank overdrafts) were at fixed rates. The Group borrows in the desired currencies principally at rates determined by reference to short term benchmark rates applicable to the relevant currency or market, such as LIBOR. Rates which reset at least every 12 months are regarded as floating rates and the Group then, if appropriate, considers interest rate swaps to generate the desired interest rate profile.

The Group reviews deposits and borrowings by currency at Treasury Committee and Board meetings. The Treasury Committee gives prior approval to any variations from floating rate arrangements.

The interest rate profile of the Group’s derivative financial assets/(liabilities), cash and cash equivalents and borrowings, (the year ended July 31, 2019 also included finance leases), including the effect of interest rate swaps is set out below:

	2020			2019
	Floating	Fixed	Total	Floating	Fixed	Total
	$m	$m	$m	$m	$m	$m
US dollars	1,284	(2,431)	(1,147)	384	(1,834)	(1,450)
Pounds sterling	(38)	—	(38)	88	(3)	85
Other currencies	173	—	173	170	—	170

Total	1,419	(2,431)	(1,012)	642	(1,837)	(1,195)

The Group’s weighted average cost of debt is 5.4 per cent. Fixed rate borrowings at July 31, 2020 carried a weighted average interest rate of 3.7 per cent fixed for a weighted average duration of 7.0 years (2019: 3.9 per cent for 7.8 years). Floating rate borrowings, excluding overdrafts, at July 31, 2020 had a weighted average interest rate of 1.7 per cent (2019: 3.7 per cent).

The Group holds interest rate swap contracts comprising fixed interest receivable on $355 million of notional principal. These contracts expire between November 2023 and November 2026 and the fixed interest rates range between 3.3 per cent and 3.5 per cent. These swaps were designated as a fair value hedge against a portion of the Group’s outstanding debt.

Monitoring interest rate and foreign currency risk

The Group monitors its interest rate and foreign currency risk by reviewing the effect on financial instruments over various periods of a range of possible changes in interest rates and exchange rates. The financial impact for reasonable approximation of possible changes in interest rates and exchange rates are as follows. The Group has estimated that an increase of one per cent in the principal floating interest rates to which it is exposed would result in a credit to the income statement of $14 million (2019: $6 million). The Group has estimated that a weakening of the US dollar by 10 per cent against financial instruments denominated in a foreign currency in which the Group does business would result in a charge to the translation reserve of $52 million (2019: $10 million credit). The Group does not consider that there is a useful way of quantifying the Group’s exposure to any of the macroeconomic variables that might affect the collectability of receivables or the prices of commodities.

21—Provisions

	Environmental and legal	Ferguson Insurance	Restructuring	Property provisions	Other provisions	Total
	$m	$m	$m	$m	$m	$m
At July 31, 2018	82	74	51	16	51	274
Utilized in the year	(5)	(18)	(22)	(1)	(4)	(50)
Changes in discount rate	5	—	—	—	—	5
(Credit)/charge for the year	(1)	22	13	1	6	41
Acquisition of businesses	2	—	—	—	—	2
Exchange rate adjustment	(1)	(1)	(2)	(1)	(2)	(7)

At July 31, 2019	82	77	40	15	51	265
Adjustment on adoption of IFRS 16	—	—	(14)	14	(1)	(1)

On August 1, 2019	82	77	26	29	50	264
Utilized in the year	(4)	(20)	(27)	(1)	(4)	(56)
Changes in discount rate	6	—	—	1	—	7
(Credit)/charge for the year	(1)	18	22	1	(10)	30
Acquisition of businesses	2	—	—	—	—	2
Exchange rate adjustment	1	1	1	3	2	8

At July 31, 2020	86	76	22	33	38	255

Provisions have been analyzed between current and non-current as follows:

At July 31, 2020	Environmental and legal	Ferguson Insurance	Restructuring	Property provisions	Other provisions	Total
	$m	$m	$m	$m	$m	$m
Current	10	5	10	8	20	53
Non-current	76	71	12	25	18	202

Total provisions	86	76	22	33	38	255

At July 31, 2019	Environmental and legal	Ferguson Insurance	Restructuring	Property Provisions	Other provisions	Total
	$m	$m	$m	$m	$m	$m
Current	12	6	25	5	31	79
Non-current	70	71	15	10	20	186

Total provisions	82	77	40	15	51	265

The environmental and legal provision includes $72 million (2019: $70 million) for the estimated liability for asbestos litigation on a discounted basis using a long term discount rate of 1.0 per cent (2019: 2.0 per cent). This amount has been actuarially determined as at July 31, 2020 based on advice from independent professional advisers. The Group has insurance that it currently believes significantly covers the estimated liability and accordingly an insurance receivable of $71 million (2019: $67 million) has been recorded in other receivables. Based on current estimates, the amount of performing insurance cover significantly exceeds the expected level of future claims and no material profit or cash flow impact is therefore expected to arise in the foreseeable future. Due to the nature of these provisions, the timing of any settlements is uncertain.

Ferguson Insurance provisions represent an estimate, based on historical experience, of the ultimate cost of settling outstanding claims and claims incurred but not reported on certain risks retained by the Group (principally USA casualty and global property damage). Due to the nature of these provisions, the timing of any settlements is uncertain.

Restructuring provisions include branch closure costs. The weighted average maturity of these obligations is approximately two years.

Property provisions include dilapidations on leased properties. The weighted average maturity of these obligations is approximately two years.

Other provisions include warranty costs relating to businesses disposed of. The weighted average maturity of these obligations is approximately two years.

22—Retirement benefit obligations

(i)	Long term benefit plans provided by the Group

The principal UK defined benefit plan is the Wolseley Group Retirement Benefits Plan which provides benefits based on final pensionable salaries. The assets are held in separate trustee administered funds. The Group contribution rate is calculated on the Projected Unit Credit Method and agreed with an independent consulting actuary. The plan was closed to new entrants in 2009, it was closed to future service accrual in December 2013, when it was replaced by a defined contribution plan, and during October 2016, it was closed for future non-inflationary salary accrual.

In 2017, the Group secured a buy-in insurance policy with Pension Insurance Corporation for the UK defined benefit plan. This policy covered all of the benefits provided by the plan to pensioner members at the time. The insurance asset is valued as exactly equal to the insured liabilities. The deferred members of the plan at the time were not covered by this policy.

In 2019, the Group offered some deferred members of the UK defined benefit plan an enhanced transfer value to settle their benefits accrued under the plan.

The principal plans operated for USA employees are defined contribution plans, which are established in accordance with USA 401k rules. Companies contribute to both employee compensation deferral and profit sharing plans. The Group completed a buy out of its primary defined benefit plan in the USA in 2018.

In Canada, defined benefit plans and a defined contribution plan are operated. Most of the Canadian defined benefit plans are funded. The contribution rate is calculated on the Projected Unit Credit Method as agreed with independent consulting actuaries.

The Group operates a number of smaller defined benefit and defined contribution plans providing pensions or other long term benefits such as long service or termination awards.

Investment policy

The Group’s investment strategy for its funded post-employment plans is decided locally and, if relevant, by the trustees of the plan and takes account of the relevant statutory requirements. The Group’s objective for the investment strategy is to achieve a target rate of return in excess of the increase in the liabilities, while taking an acceptable amount of investment risk relative to the liabilities.

This objective is implemented by using specific allocations to a variety of asset classes that are expected over the long term to deliver the target rate of return. Most investment strategies have significant allocations to equities, with the intention that this will result in the ongoing cost to the Group of the post-employment plans being lower over the long term and within acceptable boundaries of risk.

For the UK plan, the buy-in insurance policy represents approximately 32 per cent of the plan assets. For the remaining assets, the strategy is to invest in a balanced portfolio of equities, government bonds, corporate bonds and securitized fixed income assets. The investment strategy is subject to regular review by the trustees of the plan in consultation with the Company. For the non-UK plans, the investment strategy is to invest predominantly in equities and bonds.

Investment risk

The present value of the UK defined benefit plan liability is calculated using a discount rate determined by reference to high quality corporate bond yields; if the actual return on plan assets is below this rate, it will decrease a net surplus or increase a net pension liability. Currently, the plan has a relatively balanced investment in equity securities, growth assets and debt instruments. Due to the long term nature of the plan liabilities, the trustees of the pension plan consider the investment allocation an appropriate balance between higher return growth assets and lower risk assets which provide protection against the inflation and interest risk inherent in the plan’s underlying liabilities.

Interest risk

A decrease in the bond interest rate will increase the UK plan liability and this will be partially offset by an increase in the value of the plan’s debt investments.

Longevity risk

The present value of the defined benefit obligation is calculated by reference to the best estimate of the mortality of the UK plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s liability.

(ii)	Financial impact of plans

As disclosed in the Group balance sheet	2020	2019
	$m	$m
Non-current asset	—	178
Non-current liability	(61)	(25)

Net (liability)/asset	(61)	153

	2020			2019
Analysis of Group balance sheet net asset	UK	Non-UK	Total	UK	Non-UK	Total
	$m	$m	$m	$m	$m	$m
Fair value of plan assets	2,012	110	2,122	1,788	116	1,904
Present value of defined benefit obligations	(2,039)	(144)	(2,183)	(1,610)	(141)	(1,751)

Net (liability)/asset	(27)	(34)	(61)	178	(25)	153

Analysis of total expense recognized in the Group income statement	2020	2019	2018
	$m	$m	$m
Current service cost	—	—	1
Administrative costs	3	2	3
Exceptional settlement losses, past service costs and administrative costs	—	9	5

Charged to operating costs (note 3)	3	11	9
(Credited)/charged to finance costs (note 4)	(3)	(5)	1

Total expense recognized in the Group income statement	—	6	10

Expected employer contributions to the defined benefit plans for the year ending July 31, 2021 are $15 million.

The remeasurement of the defined benefit net liability is included in the Group statement of comprehensive income.

Analysis of amount recognized in the Group statement of comprehensive income	2020	2019	2018
	$m	$m	$m
The return on plan assets (excluding amounts included in net interest expense)	96	134	22
Actuarial (loss)/gain arising from changes in demographic assumptions	(62)	38	12
Actuarial loss arising from changes in financial assumptions	(211)	(210)	74
Actuarial (loss)/gain arising from experience adjustments	(58)	2	(4)

Remeasurement of retirement benefit plans	(235)	(36)	104
Tax	44	6	(17)

Total amount recognized in the Group statement of comprehensive income	(191)	(30)	87

The cumulative amount of actuarial losses recognized in the Group statement of comprehensive income is $759 million (2019: $524 million and 2018: $488 million).

The fair value of plan assets is as follows:

	2020			2019
	UK	Non-UK	Total	UK	Non-UK	Total
	$m	$m	$m	$m	$m	$m
On August 1	1,788	116	1,904	1,824	121	1,945
Interest income	39	3	42	48	4	52
Employers’ contributions	15	—	15	34	1	35
Benefit payments	(64)	(9)	(73)	(110)	(10)	(120)
Remeasurement gain:
Return on plan assets (excluding amounts included in net interest expense)	94	2	96	132	2	134
Exchange rate adjustment	140	(2)	138	(140)	(2)	(142)

At July 31	2,012	110	2,122	1,788	116	1,904

Actual return on plan assets	133	5	138	180	6	186

Employers’ contributions included special funding contributions of $13 million (2019: $32 million).

The plan assets were invested in a diversified portfolio comprised of:

	2020			2019
	UK	Non-UK	Total	UK	Non-UK	Total
	$m	$m	$m	$m	$m	$m
Equity type assets quoted	165	65	230	241	69	310
Government bonds quoted	566	23	589	495	25	520
Corporate bonds quoted	385	12	397	142	12	154
Cash	44	—	44	85	—	85
Insurance policies	609	—	609	580	—	580
Securitized fixed income assets	167	—	167	154	—	154
Other	76	10	86	91	10	101

Total fair value of assets	2,012	110	2,122	1,788	116	1,904

The present value of defined benefit obligations is as follows:

	2020			2019
	UK	Non-UK	Total	UK	Non-UK	Total
	$m	$m	$m	$m	$m	$m
On August 1	1,610	141	1,751	1,631	140	1,771
Current service costs (including administrative costs)	3	—	3	4	—	4
Past service costs	—	—	—	7	—	7
Interest cost	35	4	39	42	5	47
Benefit payments	(64)	(9)	(73)	(110)	(10)	(120)
Remeasurement loss/(gain):
Actuarial loss/(gain) arising from changes in demographic assumptions	62	—	62	(38)	—	(38)
Actuarial loss arising from changes in financial assumptions	202	9	211	199	11	210
Actuarial loss/(gain) arising from experience adjustments	57	1	58	1	(3)	(2)
Exchange rate adjustment	134	(2)	132	(126)	(2)	(128)

At July 31	2,039	144	2,183	1,610	141	1,751

An analysis of the present value of defined benefit obligations by funding status is shown below:

	2020	2019
	$m	$m
Amounts arising from wholly unfunded plans	3	3
Amounts arising from plans that are wholly or partly funded	2,180	1,748

Total present value of defined benefit obligations	2,183	1,751

(iii)	Valuation assumptions

The financial assumptions used to estimate defined benefit obligations are:

	2020		2019
	UK	Non-UK	UK	Non-UK
	%	%	%	%
Discount rate	1.5	2.4	2.2	2.9
Inflation rate	2.9	2.0	3.2	2.0
Increase to deferred benefits during deferment	2.1	n/a	2.1	n/a
Increases to pensions in payment	2.6	2.0	2.8	2.0
Salary increases	2.1	2.5	2.1	2.5

The life expectancy assumptions used to estimate defined benefit obligations are:

	2020		2019
	UK	Non-UK	UK	Non-UK
	Years	Years	Years	Years
Current pensioners (at age 65)—male	22	22	21	22
Current pensioners (at age 65)—female	25	24	23	24
Future pensioners (at age 65)—male	23	23	23	23
Future pensioners (at age 65)—female	26	26	25	25

The weighted average duration of the defined benefit obligation is 21.1 years (2019: 22.0 years).

(iv)	Sensitivity analysis

The Group considers that the most sensitive assumptions are the discount rate, inflation rate and life expectancy. The sensitivity analyses below shows the (increase)/decrease on the Group’s defined benefit plan net liability of reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

	2020			2019
	Change	UK	Non-UK	Change	UK	Non-UK
		$m	$m		$m	$m
Discount rate	+0.25%	88	5	+0.25%	71	5
	(0.25)%	(96)	(5)	(0.25)%	(77)	(4)
Inflation rate	+0.25%	(85)	—	+0.25%	(64)	—
	(0.25)%	75	4	(0.25)%	64	3
Life expectancy	+1 year	(56)	(5)	+1 year	(34)	(3)

The UK defined benefit plan holds a buy-in policy asset which exactly equals the insured liability. The above sensitivities are in respect of the Group’s remaining defined benefit plan net asset.

23—Share capital

(i)	Ordinary shares in issue

On May 10, 2019, pursuant to a Scheme of Arrangement under Article 125 of the Companies (Jersey) Law 1991, a new parent company was introduced which is now called Ferguson plc (the “Company”). The previous parent company has been renamed as Ferguson Holdings Limited (“Old Ferguson”).

	2020		2019
Allotted and issued shares	Number of shares	Cost	Number of shares	Cost
		$m		$m
Number/cost of ordinary 10 pence shares in the Company (million)	232	30	232	30

The authorized share capital of the Company is 500 million ordinary 10 pence shares (2019: 500 million ordinary 10 pence shares).

All the allotted and issued shares, including those held by Employee Benefit Trusts and in Treasury, are fully paid or credited as fully paid.

A summary of the movements in the year is detailed in the following table:

	2020	2019
Number of ordinary 11 227/563 pence shares in Old Ferguson in issue on August 1	—	252,602,622
Cancellation of Treasury shares	—	(20,611,650)
Group reconstruction	—	(231,990,972)

Number of ordinary 11 227/563 pence shares in Old Ferguson in issue at July 31	—	—

Number of ordinary 10 pence shares in the Company in issue on August 1	232,171,182	—
Initial subscriber shares issued on March 8, 2019	—	2
Group reconstruction	—	231,990,972
Redemption of initial subscriber shares	—	(2)
New shares issued to settle options	—	180,210

Number of ordinary 10 pence shares in the Company in issue at July 31	232,171,182	232,171,182

During the year, the Company issued nil (2019: 180,210) ordinary shares with a nominal value of 10 pence per share to participants in the long term incentive plans and all-employee sharesave plans. Consideration received, net of transaction costs, amounted to $nil (2019: $9 million).

(ii)	Treasury shares

The shares purchased under the Group’s buy back programs have been retained in issue as Treasury shares and represent a deduction from equity attributable to shareholders of the Company.

A summary of the movements in Treasury shares in the year is detailed in the following table:

	2020		2019
	Number of shares	Cost	Number of shares	Cost
		$m		$m
Treasury shares held by Old Ferguson on August 1	—	—	20,777,872	1,380
Disposal of Treasury shares to settle share options.	—	—	(166,222)	(11)
Cancellation of Treasury shares	—	—	(20,611,650)	(1,369)

Treasury shares held by Old Ferguson at July 31	—	—	—	—

Treasury shares held by the Company on August 1	2,036,945	146	—	—
Treasury shares purchased under irrevocable commitment from prior year	2,139,221	159	—	—

		305
Treasury shares purchased	3,452,349	292	2,090,371	150
Disposal of Treasury shares to settle share options	(348,293)	(27)	(53,426)	(4)

Treasury shares held by the Company at July 31	7,280,222	570	2,036,945	146

Treasury shares purchase irrevocably committed to at July 31		—		159

Treasury shares total cost at July 31		570		305

Consideration received in respect of shares transferred to participants in certain long term incentive plans and all-employee plans amounted to $11 million (2019: $3 million).

(iii)	Own shares

Two Employee Benefit Trusts have been established in connection with the Company’s discretionary share option plans and long term incentive plans.

A summary of the movements in own shares held in Employee Benefit Trusts is detailed in the following table:

	2020		2019
	Number of shares	Cost	Number of shares	Cost
		$m		$m
Own shares in Old Ferguson on August 1	—	—	1,426,605	90
New shares purchased	—	—	540,000	38
Exercise of share options	—	—	(396,192)	(26)
Group reconstruction	—	—	(1,570,413)	(102)

Own shares in Old Ferguson at July 31	—	—	—	—

Own shares in the Company on August 1	1,563,778	102	—	—
Group reconstruction	—	—	1,570,413	102
New shares purchased	307,345	26	—	—
Exercise of share options	(593,776)	(40)	(6,635)	—

Own shares in the Company at July 31	1,277,347	88	1,563,778	102

Consideration received in respect of shares transferred to participants in the discretionary share option plans and long term incentive plans amounted to $nil (2019: $nil). At July 31, 2020, the shares held in the trusts had a market value of $114 million (2019: $117 million).

Dividends due on shares held by the Employee Benefit Trusts are waived in accordance with the provisions of the trust deeds.

24—Reconciliation of profit to cash generated from operations

Profit for the year is reconciled to cash generated from continuing and discontinued operations as follows:

	2020	2019	2018
	$m	$m	$m
Profit for the year attributable to shareholders	961	1,108	1,267
Net finance costs	144	70	57
Share of loss/(profit) after tax of associates	2	(2)	(2)
Gain on disposal of interests in associates	(7)	(3)	—
Impairment of interests in associates	22	9	122
Tax charge	307	267	377
Loss/(gain) on disposal and closure of businesses and revaluation of assets held for sale	3	(53)	(407)
Amortization and impairment of goodwill and acquired intangible assets	130	110	65
Amortization and impairment of non-acquired intangible assets	35	31	28
Depreciation and impairment of right of use assets	278	—	—
Depreciation and impairment of property, plant and equipment	159	147	152
Gain on disposal of property, plant and equipment, assets held for sale and right of use assets	(3)	(7)	(6)
Decrease/(increase) in inventories	19	(172)	(102)
Decrease/(increase) in trade and other receivables	210	(132)	(351)
(Decrease)/increase in trade and other payables	(9)	227	208
Decrease in provisions and other liabilities	(25)	(25)	(120)
Share-based payments	26	34	35

Cash generated from operations	2,252	1,609	1,323

25—Acquisitions

The Group acquired the following businesses during the year ended July 31, 2020, which are all engaged in the distribution of plumbing and heating products and were acquired to support growth in the USA and UK. All transactions have been accounted for by the acquisition method of accounting.

Name	Date of acquisition	Country of incorporation	Shares/asset deal	Acquired %
Continental Product Engineering Ltd	August 2019	UK	Shares	100
Process Instruments & Controls, LLC	September 2019	USA	Assets	100
S. W. Anderson Sales Corporation	November 2019	USA	Shares	100
Columbia Pipe & Supply Co	March 2020	USA	Shares	100
Rencor Controls, Inc	March 2020	USA	Assets	100
MFP Design, LLC	March 2020	USA	Assets	100

The assets and liabilities acquired and the consideration for all acquisitions in the year are as follows:

	2020	2019
	$m	$m
Intangible assets:
Software	13	—
Trade names and brands	34	19
Customer relationships	101	202
Other	3	3
Right of use assets	30	—
Property, plant and equipment	19	95
Inventories	58	122
Trade and other receivables	62	93
Cash, cash equivalents and bank overdrafts	6	11
Obligations under finance leases	—	(3)
Lease liabilities	(30)	—
Trade and other payables	(28)	(71)
Deferred tax	(11)	(33)
Provisions	(2)	(2)

Total	255	436
Goodwill arising	78	259

Consideration	333	695

Satisfied by:
Cash	321	656
Deferred consideration	12	39

Total consideration	333	695

The fair values acquired are provisional figures, being the best estimates currently available. Further adjustments may be necessary when additional information is available for some of the judgmental areas.

The goodwill arising on these acquisitions is attributable to the anticipated profitability of the new markets and product ranges to which the Group has gained access and additional profitability and operating efficiencies available in respect of existing markets.

The acquisitions contributed $185 million to revenue, $15 million to trading profit, $17 million loss to the Group’s operating profit, $24 million loss to the Group’s profit before tax and $18 million loss to the Group’s profit after tax for the period between the date of acquisition and the balance sheet date.

If each acquisition had been completed on the first day of the financial year, continuing revenue would have been $21,993 million, continuing trading profit would have been $1,686 million, continuing operating profit would have been $1,419 million, continuing profit before tax would have been $1,253 million and continuing profit after tax would have been $949 million.

The net outflow of cash in respect of the purchase of businesses is as follows:

	2020	2019	2018
	$m	$m	$m
Purchase consideration	321	656	376
Deferred and contingent consideration in respect of prior year acquisitions	36	12	47

Cash consideration	357	668	423
Cash, cash equivalents and bank overdrafts acquired	(6)	(11)	(7)

Net cash outflow in respect of the purchase of businesses	351	657	416

26—Changes in cash and cash equivalents, bank overdrafts and liabilities arising from financing activities

	Cash and cash equivalents (note 17)	Bank overdrafts (note 19)	Total cash, cash and cash equivalents and bank overdrafts	Derivative financial instruments (note 20)	Loans (note 19)	Obligations under finance leases	Total excluding lease liabilities	Lease Liabilities (note 12)	Total including lease liabilities
	$m	$m	$m	$m	$m	$m	$m	$m	$m
On August 1, 2017	2,525	(1,982)	543	26	(1,266)	(9)	(706)	—	(706)
Cash movements
Proceeds from loans and derivatives			—	(9)	(450)	—	(459)	—	(459)
Repayments of loans			—	—	261	—	261	—	261
Finance lease capital payments			—	—	—	4	4	—	4
Changes due to disposal of businesses			(42)	—	7	—	(35)	—	(35)
Changes due to acquisition of businesses			7	—	—	—	7	—	7
Held for sale movements			43	—	(105)	—	(62)	—	(62)
Other cash flows			(86)	—	—	—	(86)	—	(86)
Non-cash movements
New finance leases			—	—	—	(1)	(1)	—	(1)
Fair value and other adjustments			—	(17)	16	—	(1)	—	(1)
Exchange movements			(7)	(2)	7	—	(2)	—	(2)

At July 31, 2018	833	(375)	458	(2)	(1,530)	(6)	(1,080)	—	(1,080)
Cash movements
Proceeds from loans and derivatives			—	(7)	(750)	—	(757)	—	(757)
Repayments of loans			—	—	2	—	2	—	2
Finance lease capital payments			—	—	—	3	3	—	3
Changes due to disposal of businesses			(1)	—	—	—	(1)	—	(1)
Changes due to acquisition of businesses			11	—	—	(3)	8	—	8
Other cash flows			628	—	—	—	628	—	628
Non-cash movements
Fair value and other adjustments			—	25	(26)	—	(1)	—	(1)
Exchange movements			(10)	6	7	—	3	—	3

At July 31, 2019	1,133	(47)	1,086	22	(2,297)	(6)	(1,195)	—	(1,195)
Adjustment on adoption of IFRS 16	—	—	—	—	—	6	6	(1,481)	(1,475)

On August 1, 2019	1,133	(47)	1,086	22	(2,297)	—	(1,189)	(1,481)	(2,670)
Cash movements
Proceeds from loans and derivatives			—	(7)	(1,162)	—	(1,169)	—	(1,169)
Repayments of loans			—	—	566	—	566	—	566
Lease liability capital payments(1)			—	—	—	—	—	295	295
Interest paid on lease liabilities(1)			—	—	—	—	—	53	53
Changes due to acquisition of businesses			6	—	—	—	6	—	6
Other cash flows			771	—	—	—	771	—	771
Non-cash movements
Lease liability additions			—	—	—	—	—	(115)	(115)
Changes in lease liabilities due to acquisition of businesses			—	—	—	—	—	(30)	(30)
Discount unwinding on lease liabilities			—	—	—	—	—	(53)	(53)
Fair value and other adjustments			—	28	(20)	—	8	(16)	(8)
Exchange movements			4	(4)	(5)	—	(5)	(8)	(13)

At July 31, 2020	2,115	(248)	1,867	39	(2,918)	—	(1,012)	(1,355)	(2,367)

(1)	Total cash outflow in relation to leases including short term leases, leases of low value assets and sublease income in the year ended July 31, 2020, was $377 million.

27—Related party transactions

The Group purchases goods and services from a company which is an indirect wholly owned subsidiary of a company whose chief executive officer is also a Ferguson Non Executive Director. In the year ended July 31, 2020, the Group purchased goods and services totaling $18 million (2019: $7 million) from and owed $nil (2019: $nil) to this company. The goods and services are purchased on an arm’s-length basis.

There are no other related party transactions requiring disclosure under IAS 24 “Related Party Disclosures” in the years ended July 31, 2020, July 31, 2019 and July 31, 2018 other than the compensation of key management personnel which is set out in note 9.

28—Contingent liabilities

Group companies are, from time to time, subject to certain claims and litigation arising in the normal course of business in relation to, among other things, the products that they supply, contractual and commercial disputes and disputes with employees. Provision is made if, on the basis of current information and professional advice, liabilities are considered likely to arise. In the case of unfavorable outcomes, the Group may benefit from applicable insurance protection.

Warranties and indemnities in relation to business disposals

Over the past few years, the Group has disposed of a number of non-core businesses and various Group companies have provided certain standard warranties and indemnities to acquirers and other third parties. Provision is made where the Group considers that a liability is likely to crystallize, though it is possible that claims in respect of which no provision has been made could crystallize in the future. Group companies have also made contractual commitments for certain property and other obligations which could be called upon in an event of default. As at the date of this report, appropriate provisions have been made in respect of claims relating to businesses disposed of.

Environmental liabilities

The operations of certain Group companies are subject to specific environmental regulations. From time to time, the Group conducts preliminary investigations through third parties to assess potential risks including potential soil or groundwater contamination of sites. Where an obligation to remediate contamination arises, this is provided for, though future liabilities could arise from sites for which no provision is made.

Outcome of claims and litigation

The outcome of claims and litigation to which Group companies are party cannot readily be foreseen as, in some cases, the facts are unclear, further time is needed to assess properly the merits of the case, or they are part of continuing legal proceedings. However, based on information currently available, the Directors consider that the cost to the Group of an unfavorable outcome arising from such litigation is not expected to have a material adverse effect on the financial position of the Group.

29—Events after the reporting period

There are no post-balance sheet events requiring disclosure under IAS 10 “Events after the Reporting Period”.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

Ferguson plc

By:
Name: Bill Brundage
Title: Group Chief Financial Officer

Date:                , 2020